Form 10-K, Exhibit 13
period 1997-12-31
AGCO CORP /DE
filed 1998-03-31
CIK 880266

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA
(IN MILLIONS, EXCEPT PER SHARE DATA AND NUMBER OF EMPLOYEES)


-------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                          1997(1)        1996(1)        1995(1)        1994(1)       1993(1)
-------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
   Net sales                                    $3,224.4       $2,317.5       $2,068.4       $1,319.3       $595.7
   Finance income                                     --             --           56.6           39.7           --
     Total revenue                               3,224.4        2,317.5        2,125.0        1,359.0        595.7
   Gross profit(2)                                 666.8          470.3          440.7          276.3        125.3
   Income from operations(2)(3)                    319.1          211.9          220.6          119.8         47.9
   Net income(3)                                   168.7(4)       125.9(4)       129.1          115.5(5)      34.1
   Net income per common share-diluted(3)(6)    $   2.71(4)    $   2.20(4)    $   2.31       $   2.35(5)    $ 0.94
   Weighted average number of common
     and common equivalent shares
     outstanding-diluted(6)                         62.1           57.4           56.6           49.1         36.4
   Dividends declared per common share(6)       $   0.04       $   0.04       $   0.02       $  0.013       $0.013
-------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA
   Working capital
     Consolidated                               $  884.3       $  750.5       $  485.5       $  497.8       $340.0
     Equipment operations                          884.3          750.5          661.5          513.9        340.0
   Total assets
     Consolidated                                2,620.9        2,116.5        2,162.9        1,823.3        578.3
     Equipment operations                        2,620.9        2,116.5        1,628.6        1,399.5        578.3
   Long-term debt
     Consolidated                                  727.4          567.1          568.9(7)       589.8        173.9
     Equipment operations                          727.4          567.1          415.9(7)       366.8        173.9
   Stockholders' equity                            991.6          774.6          588.9          476.7        212.2
   Number of employees                            10,997          7,801          5,548          5,789        2,417
-------------------------------------------------------------------------------------------------------------------

(1) AGCO acquired a 50% joint venture interest in Agricredit-North America in 1993 and the Agricredit-North America operations were reflected in the Company's consolidated financial statements using the equity method of accounting for the year ended December 31, 1993. AGCO acquired the remaining 50% interest in Agricredit-North America in 1994 and accordingly reflected the Agricredit-North America operations in the Company's consolidated financial statements on a consolidated basis for the period from February 11, 1994 to December 31, 1994 and the year ended December 31, 1995. AGCO sold a 51% joint venture interest in Agricredit-North America effective November 1, 1996. Accordingly, the Company's consolidated financial statements as of and for the years ended December 31, 1996 and 1997 reflect Agricredit-North America on the equity method of accounting for the entire periods presented.

(2) Gross profit represents net sales less cost of goods sold. Income from operations represents net sales less cost of goods sold, selling, general and administrative expenses for the Equipment Operations, engineering expenses and nonrecurring expenses.

(3) These amounts include nonrecurring expenses of $18.2 million, $22.3 million, $6.0 million, $19.5 million and $14.0 million for the years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively. The effect of these nonrecurring charges reduced net income per common share, on a diluted basis, by $0.19, $0.25, $0.07, $0.33 and $0.38 for the years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively. See
     "Management's Discussion and Analysis of Financial Condition and Results of Operations - Charges for Nonrecurring Expenses."

(4) Includes extraordinary loss, net of taxes, of $2.1 million, or $0.03 per share, and $3.5 million, or $0.06 per share, for the write-off of unamortized debt costs related to the refinancing in January 1997 and March 1996, respectively, of the Company's revolving credit facility.

(5) These amounts include a deferred income tax benefit of $29.9 million related to the reduction of a portion of the valuation allowance. The deferred income tax benefit had the effect of increasing net income by $29.9 million and net income per common share, on a diluted basis, by $0.61.

(6) Net income per common share - diluted, weighted average number of common and common equivalent shares outstanding - diluted and dividends declared per common share have been restated for all periods to reflect all stock splits.

(7) These amounts include $37.6 million of the Company's 6.5% Convertible Subordinated Debentures. See Note 7 to the Consolidated Financial Statements.


TRADING AND DIVIDEND INFORMATION(1)

---------------------------------------------------------------
                                                      DIVIDENDS
(IN DOLLARS)                    HIGH         LOW      DECLARED
---------------------------------------------------------------
1997
     First Quarter             $30 3/8     $27          $.01
     Second Quarter             35 1/2      25 9/16      .01
     Third Quarter              35 1/8      30 11/16     .01
     Fourth Quarter             32 5/8      25 9/16      .01




---------------------------------------------------------------
                                                      DIVIDENDS
(IN DOLLARS)                    HIGH         LOW      DECLARED
---------------------------------------------------------------
1996
     First Quarter             $28 5/8     $21 3/16     $.01
     Second Quarter             31 5/8      22           .01
     Third Quarter              27 7/8      19 1/4       .01
     Fourth Quarter             29 3/8      23 3/4       .01

(1) The Company's stock trades on the New York Stock Exchange under the symbol AG. As of February 27, 1998, there were approximately 693 stockholders of record.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

General

During the periods discussed below, the Company's results of operations were significantly affected by a series of acquisitions that expanded the size and geographic scope of its distribution network, enabled it to offer new products and increased its manufacturing capacity. Primarily as a result of these acquisitions, revenues increased from $2,125.0 million in 1995 to $3,224.4 million in 1997. The results of operations for the years ended December 31, 1995, 1996 and 1997 were affected by the following transactions completed by the
Company:

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

- In July 1996, the Company acquired certain assets of Western Combine Corporation and Portage Manufacturing, Inc., which were the Company's suppliers of Massey Ferguson combines and other harvesting equipment sold in North America (the "Western Combine Acquisition"). The Western Combine Acquisition provided the Company with access to advanced technology and increased the Company's profit margin on certain combines and harvesting equipment sold in North America.

- In November 1996, the Company sold a 51% interest in Agricredit Acceptance Company ("Agricredit-North America"), the Company's retail finance subsidiary in North America, to a wholly-owned subsidiary of Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland" ("Rabobank") (the "Agricredit Sale"). The Company retained a 49% interest in Agricredit-North America and now operates the finance company with Rabobank as a joint venture (the "Agricredit-North America Joint Venture"). The Agricredit-North America Joint Venture has continued the business of Agricredit-North America and seeks to build a broader asset-based finance business through the addition of other lines of business. The Company's benefits from the transaction also include deleveraging the consolidated balance sheet by approximately $550.0 million and the redeployment of approximately $44.3 million of capital.

- In December 1996, the Company further enhanced its market presence in Argentina and South America by acquiring the operations of Deutz Argentina S.A. ("Deutz Argentina"), a manufacturer and distributor of agricultural equipment, engines and trucks to Argentina and other markets in South America (the "Deutz Argentina Acquisition").

- In January 1997, the Company acquired the operations of Xaver Fendt GmbH & Co. KG ("Fendt"), a manufacturer and distributor of tractors, primarily in Germany and throughout Europe and Australia (the "Fendt Acquisition"). The Fendt Acquisition added a new line of tractors to the Company's product offerings and expanded the Company's market presence in Germany and throughout Europe and Australia. In December 1997, the Company sold Fendt's caravan and motor home business in order to focus on its core agricultural equipment business.

- In December 1997, the Company acquired the remaining 68% of Dronningborg Industries a/s (the "Dronningborg Acquisition"), the Company's supplier of combine harvesters sold under the Massey Ferguson brand name in Europe. The Company previously owned 32% of this combine manufacturer which developed and manufactured combine harvesters exclusively for AGCO. The Dronningborg Acquisition is expected to enable the Company to achieve certain synergies within its worldwide combine manufacturing and will give AGCO the opportunity to generate margin improvement on combines sold primarily in Europe.

- In December 1997, the Company sold 50% of Deutz Argentina's engine production and distribution business to Deutz AG, a global supplier of diesel engines. This joint venture will allow the Company to share in research and development costs and gain access to advanced technology.

     As a result of these transactions, the historical results of the Company are not comparable from year to year in the periods presented and may not be indicative of future performance.

RESULTS OF OPERATIONS

Sales are recorded by the Company when equipment and replacement parts are shipped by the Company to its independent dealers, distributors or other customers. To the extent possible, the Company attempts to ship products to its dealers and distributors on a level basis throughout the year to reduce the effect of seasonal demands on its manufacturing operations and to minimize its investment in inventory. Retail sales by dealers to farmers are highly seasonal and are a function of the timing of the planting and harvesting seasons. In certain markets, particularly in North America, there is often a time lag, generally from one to twelve months, between the date the Company records a sale and the date a dealer sells the equipment to a farmer. During this time lag between the wholesale and retail sale, dealers may not return equipment to the Company unless the Company terminates a dealer's contract or agrees to accept returned products. Commissions payable under the Company's salesman incentive programs are paid at the time of retail sale, as opposed to when products are sold to dealers.

     Effective November 1, 1996, the Company completed the Agricredit Sale. Accordingly, the Company's consolidated financial statements as of and for the years ended December 31, 1997 and 1996 reflect Agricredit-North America on the equity method of accounting for the entire periods presented. The consolidated financial statements for the year ended December 31, 1995 reflect Agricredit-North America on a consolidated basis with the Company's other majority-owned subsidiaries. As a result of the change in the basis of presentation, the historical results of the Company are not comparable from year to year.

     For the year ended December 31, 1995, the consolidated financial statements include, on a separate, supplemental basis, the

Company's Equipment Operations, and its Finance Company. "Equipment Operations" reflect the consolidation of all operations of the Company and its majority-owned subsidiaries with the exception of Agricredit-North America, which is included using the equity method of accounting. The results of operations of Agricredit-North America are included under the caption "Finance Company."

     The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items included in the Company's Consolidated Statements of Income:

                                         YEAR ENDED DECEMBER 31,
                                     ------------------------------
                                      1997        1996        1995
-------------------------------------------------------------------
Revenues:
   Net sales                         100.0%      100.0%       97.3%
   Finance income                       --          --         2.7
-------------------------------------------------------------------
                                     100.0       100.0       100.0
-------------------------------------------------------------------
Costs and Expenses:
   Cost of goods sold(1)              79.3        79.7        76.6
   Selling, general and
     administrative expenses           8.5         9.0         9.6
   Engineering expenses                1.7         1.2         1.1
   Interest expense, net               1.7         1.4         3.0
   Other expense, net                  0.6         0.3         0.4
   Nonrecurring expenses               0.6         1.0         0.3
-------------------------------------------------------------------
                                      92.4        92.6        91.0
-------------------------------------------------------------------
Income before income taxes,
   equity in net earnings of
   unconsolidated affiliates
   and extraordinary loss              7.6         7.4         9.0
Provision for income taxes             2.7         2.6         3.1
-------------------------------------------------------------------
Income before equity
   in net earnings of
   unconsolidated affiliates
   and extraordinary loss              4.9         4.8         5.9
Equity in net earnings of
   unconsolidated affiliates           0.4         0.8         0.2
-------------------------------------------------------------------
Income before
   extraordinary loss                  5.3         5.6         6.1
Extraordinary loss, net of taxes      (0.1)       (0.2)         --
-------------------------------------------------------------------
Net income                             5.2%        5.4%        6.1%
===================================================================

(1) Cost of goods sold as a percent of net sales for the years ended December 31, 1997, 1996 and 1995 was 79.3%, 79.7%, and 78.7%, respectively. Gross profit, which is defined as net sales less cost of goods sold, was 20.7%, 20.3% and 21.3% for the years ended December 31, 1997, 1996 and 1995, respectively.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

The Company recorded net income for the year ended December 31, 1997 of $168.7 million compared to $125.9 million for the year ended December 31, 1996. Net income per common share on a diluted basis was $2.71 for 1997 compared to $2.20 for 1996. Net income for 1997 included nonrecurring expenses of $18.2 million, or $0.19 per share on a diluted basis, primarily related to the restructuring of the Company's European operations which were acquired in the purchase of Massey Ferguson Group Limited in June 1994 (the "Massey Acquisition"), the integration of the Deutz Argentina and Fendt operations, acquired in December 1996 and January 1997, respectively, and executive severance costs (see "Charges for Nonrecurring Expenses"). In addition, net income for 1997 included an extraordinary after-tax charge of $2.1 million, or $0.03 per share on a diluted basis, for the write-off of unamortized debt costs related to the refinancing of the Company's March 1996 Credit Facility (see "Liquidity and Capital Resources"). Net income for 1996 included nonrecurring expenses of $22.3 million, or $0.25 per share on a diluted basis, primarily related to the restructuring of the Company's European operations, the integration and restructuring of the Company's Brazilian operations acquired in the Maxion Acquisition in June 1996 and executive severance costs (see "Charges for Nonrecurring Expenses"). In addition, net income for 1996 included an extraordinary after-tax charge of $3.5 million, or $0.06 per share on a diluted basis, for the write-off of unamortized debt costs related to the refinancing of the Company's $550.0 million secured revolving credit facility which was refinanced with the March 1996 Credit Facility and a gain on the Agricredit Sale of $4.7 million, or $0.05 per share on a diluted basis. The Company's improved results for the year ended December 31, 1997 primarily reflected the positive impact of the Fendt Acquisition completed in January 1997 and improved operating margins, particularly in the Company's South American operations, partially offset by the negative currency translation effect of the strengthening dollar against most European currencies.

RETAIL SALES

Conditions in the United States and Canadian agricultural markets were favorable in 1997 compared to 1996. Industry unit retail sales of tractors, combines and hay and forage equipment for 1997 increased approximately 12%, 9% and 8%, respectively, over 1996. The Company believes general market conditions were positive due to favorable economic conditions relating to high net cash farm incomes, stable commodity prices and strong domestic and export demand. Company unit retail sales of tractors in the United States and Canada increased 5% in 1997 compared to 1996 and were negatively impacted by a change in the timing of the Massey Ferguson volume bonus plan from January 1997 to December 1996. Company unit retail sales of combines in the United States and Canada for 1997 were flat compared to 1996. Company hay and forage equipment retail sales increased in line with the industry compared to the prior year primarily due to new products and improvements in the dairy and cattle industry. The Company believes that aggressive competitor pricing and the introduction of certain new products contributed to the strong industry growth while the Company maintained its focus on improved profit margins.

     Industry conditions in Western Europe showed mixed results in 1997 with unit retail sales of tractors decreasing approximately 3% compared to 1996 primarily due to the declining markets in the U.K., France and Germany. The industry decline was partially due to farm consolidation in Western Europe and the relatively strong retail sales of tractors in 1996. Company unit retail sales of tractors in Western Europe, including sales of Fendt tractors in both periods, decreased in line with the industry compared to 1996. In addition to the industry conditions, the strength of the British pound against other European currencies also had a nega-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


tive impact on sales and gross margins of the Company's tractors produced in the U.K.

     Industry unit retail sales of tractors in South America increased approximately 35% compared to the prior year. This increase was primarily due to a recovery in Brazil resulting from increasingly favorable economic conditions and reduced farm debt levels. Company retail unit sales of tractors in South America increased approximately 25% and were negatively impacted by competitor discounting which the Company chose not to match. In other international markets, Company retail unit sales of tractors increased approximately 11%, consistent with the industry.

REVENUES

Net sales for 1997 increased 39.1% to $3,224.4 million compared to $2,317.5 million for 1996. The increase was primarily the result of the Company's recent acquisitions, however, net sales were negatively impacted by the currency translation effect of the strengthening dollar against most European currencies. Net sales for 1997 were approximately $181.0 million lower than they would have been at 1996 foreign exchange rates. On a regional basis in 1997, the Company experienced increased net sales of $94.0 million, or 11% over 1996, in North America primarily due to the strong industry conditions and introduction of new products. The Company achieved net sales increases in Western Europe of $541.4 million, or 55% over 1996, primarily resulting from the Fendt Acquisition, which was acquired effective January 1, 1997. In South America, the Company achieved net sales increases of $234.1 million, or 234% over 1996, primarily related to the impact of acquired operations in Brazil and Argentina, acquired in June 1996 and December 1996, respectively. In the remaining international markets, the Company achieved net sales increases of $37.4 million, or 10% over 1996, primarily related to increased sales in Eastern Europe and the Middle East.

COSTS AND EXPENSES

Cost of good sold was $2,557.6 million (79.3% of net sales) for 1997 compared to $1,847.2 million (79.7% of net sales) for 1996. Gross profit, defined as net sales less cost of goods sold, was $666.8 million (20.7% of net sales) for 1997 as compared to $470.3 million (20.3% of net sales) for 1996. Gross margins were favorably impacted by gross margin improvements due to cost reduction efforts, particularly in the Company's South American operations, partially offset by the negative effect of foreign exchange related to the Company's products sourced from the U.K. resulting from the strength of the British pound.

     Selling, general and administrative expenses were $275.4 million (8.5% of net sales) for 1997 compared to $208.4 million (9.0% of net sales) for 1996. The decrease in selling, general and administrative expenses as a percentage of net sales compared to 1996 was primarily due to a decrease in the amortization of stock-based compensation expense of $5.2 million related to the Company's long-term incentive plan, which is tied to stock price appreciation. Excluding the amortization expense related to the long-term incentive plan, selling, general and administrative expenses were $260.5 million (8.1% of net sales) in 1997 compared to $188.3 million (8.1% of net sales) in 1996. Selling, general and administrative expenses as a percentage of net sales in 1997 were flat compared to 1996 primarily due to cost reduction initiatives in the Company's European operations offset by increased marketing expenses related to new product introductions. The cost reduction efforts involved the centralization of certain selling, general and administrative functions. See "Charges for Nonrecurring Expenses" for further discussion.

     Engineering expenses were $54.1 million (1.7% of net sales) for 1997 compared to $27.7 million (1.2% of net sales) for 1996. The increase in engineering expenses as a percentage of net sales compared to 1996 primarily related to the higher level of engineering expenses in the newly acquired Fendt operations relative to the Company's other operations.

     Interest expense, net was $53.5 million for 1997 compared to $32.7 million for 1996. The increase in interest expense, net was primarily due to the additional borrowings associated with the financing of the Maxion, Deutz Argentina and Fendt Acquisitions. The increased interest expense related to acquisition indebtedness was partially offset by proceeds from the Company's offering of 5.2 million shares of common stock in March 1997. See "Liquidity and Capital Resources" for further discussion of the stock offering.

     Other expense, net was $19.9 million for 1997 compared to $7.6 million for 1996. The increase in other expense, net was primarily due to increased amortization of intangible assets resulting from the Maxion, Deutz Argentina and Fendt Acquisitions and a gain of $4.7 million recorded in 1996 for the Agricredit Sale.

     Nonrecurring expenses were $18.2 million in 1997 compared to $22.3 million in 1996. The nonrecurring charge recorded in 1997 related to the restructuring of the Company's European operations, the integration of the Deutz Argentina and Fendt operations, acquired in December 1996 and January 1997, respectively, and executive severance costs. The 1996 nonrecurring charge primarily related to the restructuring of the Company's European operations, the integration and restructuring of the Company's Brazilian operations, acquired in the Maxion Acquisition in June 1996, and executive severance costs. See "Charges for Nonrecurring Expenses" for further discussion.

     The Company recorded a net income tax provision of $87.5 million for 1997 compared to $59.9 million for 1996. In 1997 and 1996, the Company's income tax provision approximated statutory rates, although actual income tax payments remained at rates below statutory rates. The Company's effective tax rate increased slightly in 1997 compared to 1996 due to a change in the mix of income to jurisdictions with higher tax rates. At December 31, 1997, the Company had net operating loss carryforwards totaling $140.0 million, primarily in Brazil and Argentina.

     Equity in net earnings of unconsolidated subsidiary and affiliates was $12.6 million in 1997 compared to $17.7 million in 1996. The decrease in equity in net earnings of unconsolidated subsidiary and affiliates was primarily due to a decrease in net income recognized relating to Agricredit-North America. As a result of the Agricredit Sale in November 1996, the Company recognized only

49% of net income of the North American retail finance company in 1997 compared to 100% through October 31, 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO
YEAR ENDED DECEMBER 31, 1995

NET INCOME

The Company recorded net income for the year ended December 31, 1996 of $125.9 million compared to $129.1 million for the year ended December 31, 1995. Net income per common share on a diluted basis was $2.20 for 1996 compared to $2.31 for 1995. Net income for 1996 included nonrecurring expenses of $22.3 million, or $0.25 per share on a diluted basis, primarily related to the restructuring of the Company's European operations, acquired in the Massey Acquisition in June 1994, the integration and restructuring of the Company's Brazilian operations, acquired in the Maxion Acquisition in June 1996 and executive severance costs (see "Charges for Nonrecurring Expenses"). In addition, net income for 1996 included an extraordinary after-tax charge of $3.5 million, or $0.06 per share on a diluted basis, for the write-off of unamortized debt costs related to the refinancing of the Company's $550.0 million secured revolving credit facility which was refinanced with the March 1996 Credit Facility and a gain on the Agricredit Sale of $4.7 million, or $0.05 per share on a diluted basis. Net income for 1995 included nonrecurring expenses of $6.0 million, or $0.07 per share on a diluted basis, associated with the initial integration of the Massey Acquisition (see "Charges for Nonrecurring Expenses"). The Company's results for the year ended December 31, 1996 were also negatively impacted by losses, including the related financing costs, in the newly acquired Brazilian operations as a result of the poor industry conditions experienced in the region. Excluding the items discussed above, the Company's results of operations were improved over 1995, primarily the result of sales growth in existing markets.

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

REVENUES

Net sales for 1996 increased 12.0% to $2,317.5 million compared to $2,068.4 million for 1995 for the Company's Equipment Operations. A portion of the increase was the result of the Company's sales of $85.1 million in Brazil for the six months ended December 31, 1996 resulting from the Maxion Acquisition. The Company achieved net sales increases in 1996 in Western Europe of $63.8 million, or 7% over 1995. In the remaining international markets, the Company achieved net sales increases of $63.2 million, or 19% over 1995. The increase in Western Europe and other international markets primarily related to increased sales of tractors due to the Company's favorable retail sales performance and increased sales of combines and other non-tractor products resulting from the Company's successful efforts to expand non-tractor sales in all international markets. The Company also experienced increased net sales of $37.0 million, or 4% over 1995, in North America primarily due to a 17% increase in the Company's North American retail dollar sales compared to 1995. Total revenues on a consolidated basis for 1995 also included finance income of $56.6 million associated with the operations of Agricredit-North America.

COSTS AND EXPENSES

Cost of good sold was $1,847.2 million (79.7% of net sales) for 1996 compared to $1,627.7 million (78.7% of net sales) for 1995 for the Company's Equipment Operations. Gross profit, defined as net sales less cost of goods sold, was $470.3 million (20.3% of net sales) for 1996 as compared to $440.7 million (21.3% of net sales) for 1995. Gross margins in 1996 were negatively impacted by the

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)

following: (1) lower margins related to the Brazilian operations acquired in the Maxion Acquisition due to low volumes related to depressed industry conditions and (2) a change in the mix of products sold, particularly due to a lower mix of high margin North American replacement parts, a shift in North American sales from higher margin utility tractors (under 100 horsepower) to high horsepower tractors (over 100 horsepower) and increased sales of combines in Europe, which have lower than average margins.

     Selling, general and administrative expenses were $208.4 million (9.0% of net sales) for 1996 compared to $190.0 million (9.2% of net sales) for 1995 for the Company's Equipment Operations. The increase in selling, general and administrative expenses was primarily due to an increase in sales volume and an increase in the amortization of stock-based compensation expense of $10.1 million compared to 1995 related to the Company's long-term incentive plan which is tied to stock price appreciation. Excluding the amortization expense related to the long-term incentive plan, selling, general and administrative expenses were $188.3 million (8.1% of net sales) for 1996 and $180.0 million (8.7% of net sales) for 1995 for the Company's Equipment Operations. The decrease in selling, general and administrative expenses as a percentage of net sales was primarily due to cost reduction initiatives in the Company's European operations. In connection with the Massey Acquisition, the Company implemented a restructuring plan which has eliminated duplicate costs by centralizing certain sales, marketing and administrative functions. See "Charges for Nonrecurring Expenses" for further discussion. On a consolidated basis for 1995, selling, general and administrative expenses were $203.8 million, which included $13.8 million related to the operations of Agricredit-North America.

     Engineering expenses were $27.7 million (1.2% of net sales) for 1996 compared to $24.1 million (1.2% of net sales) for 1995 for the Company's Equipment Operations. The increase in engineering expenses compared to 1995 primarily related to the development of new products including a new Massey Ferguson utility tractor line introduced in 1997.

     Interest expense, net was $32.7 million for 1996 compared to $31.5 million for 1995 for the Company's Equipment Operations. The increase in interest expense, net was primarily due to the additional borrowings associated with the financing of the Maxion Acquisition and higher fixed interest rates associated with the 8 1/2% Senior Subordinated Notes which were issued in March 1996 as compared to the floating rates on the Company's revolving credit facility. The Company financed the entire purchase price for the Maxion Acquisition with additional indebtedness. On a consolidated basis, interest expense, net was $63.2 million for 1995, which included $31.7 million relating to the operations of Agricredit-North America.

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

     Nonrecurring expenses were $22.3 million in 1996 compared to $6.0 million in 1995. The nonrecurring charge recorded in 1996 related to the restructuring of the Company's European operations, the integration and restructuring of the Brazilian operations, acquired in the Maxion Acquisition in June 1996 and executive severance costs. The 1995 nonrecurring charge primarily related to the initial integration and restructuring of the Company's European operations. See "Charges for Nonrecurring Expenses" for further discussion.

     The Company recorded a net income tax provision of $59.9 million for 1996 compared to $61.6 million for 1995 for the Company's Equipment Operations. On a consolidated basis for 1995, the Company recorded an income tax provision of $65.9 million, which included $4.3 million related to the operations of Agricredit-North America. In 1996 and 1995, the Company's income tax provision approximated statutory rates, although actual income tax payments remained at rates below statutory rates resulting from the utilization of net operating loss carryforwards acquired in the Massey Acquisition.

     Equity in net earnings of unconsolidated subsidiary and affiliates was $17.7 million in 1996 compared to $11.2 million in 1995 for the Company's Equipment Operations. The increase in equity in net earnings of unconsolidated subsidiary and affiliates was primarily due to an increase in the Company's pro-rata share in net earnings of Agricredit-North America from $6.8 million in 1995 to $10.4 million in 1996 despite the Company recognizing only 49% of the equity in net earnings of Agricredit-North America from November 1, 1996 to December 31, 1996 as a result of the Agricredit Sale. In addition, the increase in equity in net earnings of unconsolidated subsidiary and affiliates related to the Company's pro-rata share in net earnings of certain equity investments in the European operations, including its 49% interest in its retail finance joint ventures in the United Kingdom, France and Germany. On a consolidated basis, equity in net earnings of unconsolidated subsidiary and affiliates for 1995 was $4.4 million due to Agricredit-North America being presented on a consolidated basis rather than the equity method of accounting.

QUARTERLY RESULTS

To the extent possible, the Company attempts to ship products to its dealers on a level basis throughout the year to reduce the effect of seasonal demands on its manufacturing operations and to minimize investments in inventory. However, retail sales of agricultural equipment are highly seasonal, with farmers traditionally purchasing agricultural equipment in the spring and fall in conjunction with the major planting and harvesting seasons. The Company's net sales and income from operations have historically been the lowest in the first quarter and have increased in subsequent quarters as dealers increase inventory in anticipation of increased retail sales in the third and fourth quarters.

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




                                                                                          Three Months Ended
-------------------------------------------------------------------------------------------------------------------------------
                                                                          March 31      June 30     September 30    December 31
                                                                         ------------------------------------------------------
                                                                                   (in millions, except per share data)
1997:
   Net sales                                                              $704.3        $871.9         $759.5        $888.7
   Gross profit(1)                                                         134.3         175.8          169.5         187.2
   Income from operations(1)(3)                                             56.6          89.2           82.4          90.9
   Income before extraordinary loss(3)                                      27.8          48.8           44.2          50.0
   Net income(3)                                                            25.7(4)       48.8           44.2          50.0
   Net income per common share before extraordinary loss - diluted(3)       0.47(4)       0.77           0.70          0.79


1996:(2)
   Net sales                                                              $453.9        $584.7         $588.8        $690.1
   Gross profit(1)                                                          93.8         115.8          123.5         137.2
   Income from operations(1)(3)                                             34.6          59.6           54.0          63.7
   Income before extraordinary loss(3)                                      20.6          37.5           31.3          40.0(5)
   Net income(3)                                                            17.1(4)       37.5           31.3          40.0(5)
   Net income per common share before extraordinary loss - diluted(3)       0.37(4)       0.66           0.54          0.69(5)

(1) Gross profit is defined as net sales less cost of goods sold, and income from operations is defined as net sales less cost of goods sold, selling, general and administrative expenses, engineering expenses and nonrecurring expenses.

(2) As a result of the Agricredit Sale, the 1996 operating results are restated for each quarter presented to reflect Agricredit-North America on the equity method of accounting.

(3) The 1997 operating results include nonrecurring expenses of $2.6 million, or $0.03 per share, for the three months ended March 31, 1997, $5.2 million, or $0.05 per share, for the three months ended June 30, 1997, $4.9 million, or $0.05 per share, for the three months ended September 30, 1997 and $5.5 million, or $0.06 per share, for the three months ended December 31, 1997. The 1996 operating results include nonrecurring expenses of $5.9 million, or $0.07 per share, for the three months ended March 31, 1996, $0.8 million, or $0.01 per share, for the three months ended June 30, 1996, $6.2 million, or $0.07 per share, for the three months ended September 30, 1996 and $9.4 million, or $0.10 per share, for the three months ended December 31, 1996.

(4) The 1997 operating results include an extraordinary after-tax charge of $2.1 million, or $0.03 per share, for the write-off of unamortized debt costs related to the refinancing of the Company's March 1996 Credit Facility for the three months ended March 31, 1997. The 1996 operating results include an extraordinary after-tax charge of $3.5 million, or $0.06 per share, for the write-off of unamortized debt costs related to the refinancing of the Company's $550.0 million secured revolving credit facility for the three months ended March 31, 1996.

(5) The 1996 operating results include a gain on the sale of a 51% interest in Agricredit-North America of $4.7 million, or $0.05 per share, for the three months ended December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financing requirements are subject to variations due to seasonal changes in inventory and dealer receivable levels. Internally generated funds are supplemented when necessary from external sources, primarily the Company's revolving credit facility.

     In January 1997, the Company replaced its $650.0 million unsecured revolving credit facility (the "March 1996 Credit Facility") with a new $1.2 billion unsecured revolving credit facility (the "January 1997 Credit Facility"). The January 1997 Credit Facility is the Company's primary source of financing. In March 1997, the lending commitment for the January 1997 Credit Facility was reduced by $141.2 million which represented the proceeds to the Company, net of underwriting discounts, from the Company's common stock offering. Lending commitments under the January 1997 Credit Facility reduce from the current commitment of $1.06 billion as of December 31, 1997 to $1.0 billion on January 1, 1999. In addition, borrowings under the January 1997 Credit Facility may not exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. As of December 31, 1997, approximately $460.7 million was outstanding under the January 1997 Credit Facility and available borrowings were approximately $596.2 million. Total long-term debt for the Company increased from $567.1 million at December 31, 1996 to $727.4 million at December 31, 1997. The increase in long-term debt was due to the financing of the Fendt and Dronningborg Acquisitions, partially offset by the March 1997 common stock offering and the use of operating cash flow to repay indebtedness.

     In March 1997, the Company completed a public offering of 5.2 million shares of its common stock (the "Offering"). The net proceeds to the Company from the Offering were approximately $140.4 million after deduction of underwriting discounts and commissions and other expenses. The Company used the proceeds from the Offering to reduce a portion of the borrowings outstanding under the January 1997 Credit Facility.

     In March 1996, the Company issued $250.0 million of 8 1/2% Senior Subordinated Notes due 2006 (the "Notes") at 99.139% of their principal amount. The net proceeds from the sale of the Notes were used to repay outstanding indebtedness. The sale of the Notes provided the Company with subordinated capital and replaced a portion of its floating rate debt with longer term fixed rate debt.

     The Company's working capital requirements for its Equipment Operations are seasonal, with investments in working capital typically building in the first half of the year and then reducing in the second half of the year. As of December 31, 1997, the Company's Equipment Operations had $884.3 million of working capital compared to $750.5 million as of December 31, 1996 and $661.5 million as of December 31, 1995. The increase in working capital in 1997 compared to 1996 was primarily due to working capital acquired in the Fendt Acquisition. The increase in working

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


capital in 1996 compared to 1995 was primarily due to working capital acquired in the Maxion and Deutz Argentina Acquisitions.

     Cash flow provided by operating activities was $100.0 million for 1997, $206.7 million for 1996 and $67.1 million for 1995. The operating cash flow for 1996 was impacted favorably by the collection in 1996 of unusually high accounts receivable levels at December 31, 1995. The 1995 international receivables were unusually high due to the timing of shipments of tractors in Western Europe which were delayed until the fourth quarter of 1995 due to tire supply shortages resulting from a labor strike of a major supplier. While this impacted the Company's cash flow at that time, the Company has alternative sources of supply and adequate borrowing availability should a similar situation occur in the future. Excluding this impact, cash flow provided by operating activities for 1997 was lower compared to 1996 primarily due to (i) increases in inventory compared to the prior year partially caused by higher inventory levels related to the recent introduction of new tractors sourced from the Company's U.K. and France production facilities and (ii) increased accounts receivable related to sales growth in certain markets that require longer than average payment terms. Cash flow provided by operating activities for 1996 was also higher compared to 1995 due to strong retail sales in North America during 1996 which resulted in lower levels of dealer inventories relative to sales in 1996 compared to 1995.

     Capital expenditures were $72.1 million in 1997 compared to $45.2 million in 1996 and $45.3 million in 1995. For all years, the Company's capital expenditures related to the development of new and existing products as well as the maintenance and improvement of existing facilities. The increase in capital expenditures in 1997 compared to 1996 and 1995 was due primarily to capital expenditures at Fendt. The Company currently estimates that aggregate capital expenditures for 1998 will range from approximately $65 million to $75 million and will primarily be used to support the development and enhancement of new and existing products. The capital expenditures for 1998 are expected to be funded with cash flows from operations.

     The Company's debt to capitalization ratio was 42.3% at both December 31, 1997 and 1996. The Company offset additional indebtedness used to fund the Fendt and Dronningborg Acquisitions with increases in equity from the Offering and strong earnings in 1997.

     In December 1997, the Company's Board of Directors authorized the repurchase of up to $150.0 million of its outstanding common stock. The purchases will be made through open market transactions, and the timing and actual number of shares purchased will depend on various factors, such as price and other market conditions.

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

CHARGES FOR NONRECURRING EXPENSES

In 1997, the Company recorded nonrecurring expenses of $18.2 million which consisted of (i) $15.0 million related to the restructuring of the Company's European operations and the integration of the Deutz Argentina and Fendt operations, acquired in December 1996 and January 1997, respectively, and (ii) $3.2 million related to executive severance. The costs associated with the restructuring and integration activities primarily related to the centralization and rationalization of certain manufacturing, selling and administrative functions in addition to the rationalization of a small portion of the Company's European dealer network. These restructuring and integration activities are expected to result in cost savings related to manufacturing costs and selling, general and administrative expenses. In addition, the European dealer rationalization is expected to improve sales in certain markets. While the Company believes that the cost savings and sales improvements can be attained, there can be no assurance that all objectives will be achieved.

     In 1996, the Company recorded nonrecurring expenses of $22.3 million which consisted of (i) $15.0 million related to the restructuring of the Company's European operations and the integration and restructuring of the Company's Brazilian operations, acquired in the Maxion Acquisition in June 1996, and (ii) $7.3 million related to executive severance. The European restructuring costs are primarily related to the centralization of certain parts warehousing, administrative, sales and marketing functions. As a result of these actions, the Company achieved savings in reduced selling, general and administrative expenses primarily relating to the Company's parts warehousing, finance, dealer communications, sales and marketing functions. The Brazilian integration costs are primarily related to the rationalization of manufacturing, sales and administrative functions designed to resize the operations to current sales and production volumes. The Company achieved savings from the integration and restructuring of the Brazilian operations resulting primarily in reduced selling, general and administrative expenses and product cost reductions.

     In 1995, the Company recorded nonrecurring expenses of $6.0 million as a portion of the costs related to the initial centralization and rationalization of the Company's European operations' administrative, sales and marketing functions. Prior to the Massey Acquisition in June 1994, these operations were organized in a decentralized business unit structure. The Company's restructuring plan has centralized many functions duplicated under the previous organization. This restructuring has resulted in a reduction in personnel and the elimination of administrative offices, thereby eliminating excessive costs and redundancies in future periods.

OUTLOOK

The Company's operations are subject to the cyclical nature of the agricultural industry. Sales of the Company's equipment have been and are expected to continue to be affected by changes in net cash farm income, farm land values, weather conditions, the demand for agricultural commodities and general economic conditions.

     Overall, industry conditions support a stable outlook for worldwide sales of agricultural equipment expenditures in 1998. In

North America, as a result of relatively low worldwide grain stocks, stable commodity prices, and solid forecasted domestic and export demand, net cash farm income should remain at high levels and enable farmers to make necessary purchases of equipment in 1998. In Western Europe, farmers also benefited from strong worldwide demand and low grain stocks. Changing farm legislation toward a more open trade environment and less government support is contributing to consolidation to fewer but larger farms. This consolidation will contribute to a slow, modest decline in agricultural equipment sales, but is expected to be offset, to some extent, by increased sales of more expensive higher horsepower equipment to support larger farms. In South America, a large commodity exporter, the agricultural economy has been supported by worldwide demand. However, economic uncertainty in Brazil may impact further sales growth of equipment in 1998. In general, outside of North America, Western Europe and South America, continued general economic improvement, the increasing affluence of the population in certain developing countries and the increased availability of funding sources should positively support equipment demand; however, the weak market conditions resulting from the Asian economic crisis will likely result in a decline in near-term capital investment, particularly in the Asia/Pacific markets.

FOREIGN CURRENCY RISK MANAGEMENT

The Company has significant manufacturing operations in the United States, the United Kingdom, France, Germany, Denmark, Brazil and Argentina, and it purchases a portion of its tractors, combines and components from third party foreign suppliers primarily in various European countries and in Japan. The Company also sells products in over 140 countries throughout the world. Fluctuations in the value of foreign currencies create exposures which can adversely affect the Company's results of operations.

     The Company attempts to manage its foreign exchange exposure by hedging identifiable foreign currency commitments arising from receivables, payables, and expected purchases and sales. Where naturally offsetting currency positions do not occur, the Company hedges certain of its exposures through the use of foreign currency forward contracts. The Company's hedging policy prohibits foreign currency forward contracts for speculative trading purposes.

OTHER

The Company has assessed the impact of the Year 2000 issue on its reporting systems and operations. Based on its review, the Company estimates that the required costs to modify existing computer systems and applications will be approximately $10 - $12 million which will be incurred in 1998 and 1999. The Company believes that its plans are adequate to ensure that this issue will not materially impact future operations.

     For 1997 and 1996, the Company accounted for its operations in Brazil using the highly inflationary economy provisions of Financial Accounting Standard Board Statement No. 52 "Foreign Currency Translation", where the U.S. dollar is substituted as the functional currency. As a result of lower inflation rates in Brazil over the past three years, the Company, effective January 1, 1998, will no longer utilize highly inflationary accounting and the functional currency of the Brazilian operations will be the Brazilian Real. The change in the Company's functional currency in Brazil will have the effect of reflecting translation adjustments from exchange rate changes in the Brazilian Real to equity rather than to the results of operations.

ACCOUNTING CHANGES

In 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information", which must be adopted by December 31, 1998. These statements will have no effect on the Company's financial position or results of operations.

     Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. All prior period earnings per share data has been restated to conform with the provisions for SFAS 128. The per share amounts reported under SFAS 128 are not materially different that those calculated and presented under the previous method of calculation as specified under Accounting Principles Board Opinion No. 15.

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which requires companies to estimate the value of all stock-based compensation using a recognized pricing model. The Company has adopted the disclosure requirements of this statement and has chosen to continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25 to stock-based employee compensation arrangements as allowed by Statement No. 123. As a result, the adoption of this new standard did not have an effect on the Company's financial position or results of operations.

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

FORWARD LOOKING STATEMENTS

Certain information included in Management's Discussion and Analysis of Financial Condition and Results of Operations constitute forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including the information set forth under "Charges for Nonrecurring Expenses" and "Outlook". Although the Company believes that the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Additionally, the Company's financial results are sensitive to movement in interest rates and foreign currencies, as well as general economic conditions, pricing and product actions taken by competitors, production disruptions and changes in environmental, international trade and other laws which impact the way in which it conducts its business. Important factors that could cause actual results to differ materially from the Company's current expectations are disclosed in conjunction with the Company's filings with the Securities and Exchange Commission.

Consolidated Statements of Income
(in millions, except per share data)

                                                                                           EQUIPMENT     FINANCE
                                                              CONSOLIDATED                 OPERATIONS    COMPANY
                                                  -------------------------------------    ----------   ---------
YEAR ENDED DECEMBER 31,                             1997           1996          1995         1995         1995
-----------------------------------------------------------------------------------------------------------------
Revenues:
  Net sales                                       $ 3,224.4     $ 2,317.5     $ 2,068.4    $ 2,068.4    $      --
  Finance income                                         --            --          56.6           --         56.6
-----------------------------------------------------------------------------------------------------------------
                                                    3,224.4       2,317.5       2,125.0      2,068.4         56.6
-----------------------------------------------------------------------------------------------------------------
Costs and Expenses:
  Cost of goods sold                                2,557.6       1,847.2       1,627.7      1,627.7           --
  Selling, general and administrative expenses        275.4         208.4         203.8        190.0         13.8
  Engineering expenses                                 54.1          27.7          24.1         24.1           --
  Interest expense, net                                53.5          32.7          63.2         31.5         31.7
  Other expense, net                                   19.9           7.6           9.6          9.6           --
  Nonrecurring expenses                                18.2          22.3           6.0          6.0           --
-----------------------------------------------------------------------------------------------------------------
                                                    2,978.7       2,145.9       1,934.4      1,888.9         45.5
-----------------------------------------------------------------------------------------------------------------
Income before income taxes, equity in
  net earnings of unconsolidated subsidiary
  and affiliates and extraordinary loss               245.7         171.6         190.6        179.5         11.1
Provision for income taxes                             87.5          59.9          65.9         61.6          4.3
-----------------------------------------------------------------------------------------------------------------
Income before equity in net earnings of
  unconsolidated subsidiary and affiliates
  and extraordinary loss                              158.2         111.7         124.7        117.9          6.8
Equity in net earnings of unconsolidated
  subsidiary and affiliates                            12.6          17.7           4.4         11.2           --
-----------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                      170.8         129.4         129.1        129.1          6.8
Extraordinary loss, net of taxes                       (2.1)         (3.5)           --           --           --
-----------------------------------------------------------------------------------------------------------------
Net income                                            168.7         125.9         129.1        129.1          6.8
  Preferred stock dividends                              --            --           2.0          2.0           --
-----------------------------------------------------------------------------------------------------------------
Net income available for common stockholders      $   168.7     $   125.9     $   127.1    $   127.1    $     6.8
=================================================================================================================
Net income per common share:
  Basic:
      Income before extraordinary loss            $    2.82     $    2.44     $    2.87
      Extraordinary loss                              (0.03)        (0.07)           --
-----------------------------------------------------------------------------------------------------------------
      Net income                                  $    2.79     $    2.37     $    2.87
=================================================================================================================
  Diluted:
      Income before extraordinary loss            $    2.74     $    2.26     $    2.31
      Extraordinary loss                              (0.03)        (0.06)           --
-----------------------------------------------------------------------------------------------------------------
      Net Income                                  $    2.71     $    2.20     $    2.31
=================================================================================================================
Weighted average number of common and
  common equivalent shares outstanding:
  Basic                                                60.4          53.0          44.3
=================================================================================================================
  Diluted                                              62.1          57.4          56.6
=================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(DOLLARS IN MILLIONS)

                                                                                 DECEMBER 31,   DECEMBER 31,
                                                                                     1997           1996
------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                       $   31.2     $   41.7
   Accounts and notes receivable, net of allowances                                   978.7        857.0
   Receivables from affiliates                                                         18.5         12.5
   Inventories, net                                                                   622.7        473.8
   Other current assets                                                                63.7         81.5
------------------------------------------------------------------------------------------------------------
      Total current assets                                                          1,714.8      1,466.5
Property, plant and equipment, net                                                    403.7        292.4
Investments in affiliates                                                              87.6         80.5
Other assets                                                                           75.8         71.5
Intangible assets, net                                                                339.0        205.6
------------------------------------------------------------------------------------------------------------
      Total assets                                                                 $2,620.9     $2,116.5
============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                                                $  350.1     $  361.5
   Payables to affiliates                                                              17.4         14.6
   Accrued expenses                                                                   430.0        317.0
   Other current liabilities                                                           33.0         22.9
------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                       830.5        716.0
------------------------------------------------------------------------------------------------------------
Long-term debt                                                                        727.4        567.1
Postretirement health care benefits                                                    24.5         24.4
Other noncurrent liabilities                                                           46.9         34.4
------------------------------------------------------------------------------------------------------------
      Total liabilities                                                             1,629.3      1,341.9
Commitments and Contingencies (Note 13)
Stockholders' Equity:
   Common stock; $0.01 par value, 150,000,000 shares authorized, 62,972,423 and
      57,260,151 shares issued and outstanding in 1997 and 1996, respectively           0.6          0.6
   Additional paid-in capital                                                         515.0        360.1
   Retained earnings                                                                  577.6        411.4
   Unearned compensation                                                              (20.0)       (17.8)
   Cumulative translation adjustment                                                  (81.6)        20.3
------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                      991.6        774.6
------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                   $2,620.9     $2,116.5
============================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(DOLLARS IN MILLIONS)

                                                                                                      ADDITIONAL
                                   PREFERRED STOCK      COMMON STOCK   ADDITIONAL                      MINIMUM  CUMULATIVE
                                   ---------------    ----------------  PAID-IN  RETAINED   UNEARNED    PENSION  TRANSLATION
                                   SHARES   AMOUNT    SHARES    AMOUNT  CAPITAL  EARNINGS COMPENSATION LIABILITY ADJUSTMENT   TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994        301,558    $ --   21,689,609   $0.2   $324.6    $161.5    $(10.6)      $(0.3)  $   1.3    $ 476.7
   Net income                          --      --           --     --       --     129.1        --          --        --      129.1
   Issuance of restricted stock        --      --      454,000     --     19.2        --     (19.2)         --        --         --
   Two-for-one common
     stock split                       --      --   25,278,520    0.3     (0.3)       --        --          --        --         --
   Conversions of subordinated
     debentures into common
     stock                             --      --    2,315,661     --     29.3        --        --          --        --       29.3
   Conversions of preferred
     stock into subordinated
     debentures                  (267,453)     --           --     --    (66.9)       --        --          --        --      (66.9)
   Conversions of preferred
     stock into common stock      (34,105)     --      673,094     --       --        --        --          --        --         --
   Stock options exercised             --      --      146,156     --      1.3        --        --          --        --        1.3
   Common stock dividends              --      --           --     --       --      (0.9)       --          --        --       (0.9)
   Preferred stock dividends           --      --           --     --       --      (2.0)       --          --        --       (2.0)
   Amortization of unearned
     compensation                      --      --           --     --       --        --       7.2          --        --        7.2
   Additional minimum
     pension liability                 --      --           --     --       --        --        --        (2.3)       --       (2.3)
   Change in cumulative
     translation adjustment            --      --           --     --       --        --        --          --      17.4       17.4
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995             --      --   50,557,040    0.5    307.2     287.7     (22.6)       (2.6)     18.7      588.9
   Net income                          --      --           --     --       --     125.9        --          --        --      125.9
   Issuance of restricted stock        --      --      474,500     --     13.7        --     (13.7)         --        --         --
   Conversions of subordinated
     debentures into common
     stock                             --      --    5,916,319    0.1     37.5        --        --          --        --       37.6
   Stock options exercised             --      --      312,292     --      1.7        --        --          --        --        1.7
   Common stock dividends              --      --           --     --       --      (2.2)       --          --        --       (2.2)
   Amortization of unearned
     compensation                      --      --           --     --       --        --      18.5          --        --       18.5
   Additional minimum
     pension liability                 --      --           --     --       --        --        --         2.6        --        2.6
   Change in cumulative
     translation adjustment            --      --           --     --       --        --        --          --       1.6        1.6
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996             --      --   57,260,151    0.6    360.1     411.4     (17.8)         --      20.3      774.6
   Net income                          --      --           --     --       --     168.7        --          --        --      168.7
   Issuance of common stock,
     net of offering expenses          --      --    5,175,000     --    140.4        --        --          --        --      140.4
   Issuance of restricted stock        --      --      373,017     --     12.7        --     (12.7)         --        --         --
   Stock options exercised             --      --      164,255     --      1.8        --        --          --        --        1.8
   Common stock dividends              --      --           --     --       --      (2.5)       --          --        --       (2.5)
   Amortization of unearned
     compensation                      --      --           --     --       --        --      10.5          --        --       10.5
   Change in cumulative
     translation adjustment            --      --           --     --       --        --        --          --    (101.9)    (101.9)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997             --    $ --   62,972,423   $0.6   $515.0    $577.6    $(20.0)       $ --   $ (81.6)   $ 991.6
====================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS)

                                                                                             EQUIPMENT     FINANCE
                                                                 CONSOLIDATED                OPERATIONS    COMPANY
                                                      ----------------------------------     ----------    --------
YEAR ENDED DECEMBER 31,                                  1997         1996         1995         1995         1995
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                          $  168.7     $  125.9     $  129.1     $  129.1     $    6.8
-------------------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Extraordinary loss, net of taxes                      2.1          3.5           --           --           --
     Gain on sale of Agricredit                             --         (4.7)          --           --           --
     Depreciation and amortization                        49.4         29.2         24.3         24.2          0.1
     Equity in net earnings of
       unconsolidated subsidiary and
       affiliates, net of cash received                  (12.6)       (17.7)        (4.4)       (11.2)          --
     Deferred income tax provision (benefit)              53.4         20.1         32.9         33.9         (1.0)
     Amortization of intangibles                          12.1          5.8          4.0          4.0           --
     Amortization of unearned compensation                10.5         18.5          7.2          7.2           --
     Provision for losses on credit receivables             --           --          4.3           --          4.3
     Changes in operating assets and liabilities,
       net of effects from purchase of businesses:
       Accounts and notes receivable, net                (94.7)         3.7       (131.3)      (144.5)          --
       Inventories, net                                 (100.4)       (22.6)       (32.3)       (32.3)          --
       Other current and noncurrent assets               (10.0)       (14.1)         2.8          3.1         (0.3)
       Accounts payable                                   25.5         (9.4)         8.0         32.8        (11.6)
       Accrued expenses                                   (1.3)        54.3         16.6         14.3          2.3
       Other current and noncurrent liabilities           (2.7)        14.2          5.9          5.2          0.7
-------------------------------------------------------------------------------------------------------------------
         Total adjustments                               (68.7)        80.8        (62.0)       (63.3)        (5.5)
-------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities       100.0        206.7         67.1         65.8          1.3
-------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of businesses, net of cash acquired          (289.2)      (347.0)       (27.0)       (27.0)          --
  Purchase of property, plant and equipment              (72.1)       (45.2)       (45.3)       (45.2)        (0.1)
  Credit receivables originated                             --           --       (393.5)          --       (393.5)
  Principal collected on credit receivables                 --           --        286.0           --        286.0
  Proceeds from disposition of unconsolidated
     subsidiary and affiliates                              --         45.2          1.1          1.1           --
-------------------------------------------------------------------------------------------------------------------
         Net cash used for investing activities         (361.3)      (347.0)      (178.7)       (71.1)      (107.6)
-------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from long-term debt                           932.2        977.8      1,467.5        366.1      1,101.4
  Payment on long-term debt                             (813.8)      (803.2)    (1,352.6)      (354.6)      (998.0)
  Payment of debt issuance costs                          (3.5)       (12.5)          --           --           --
  Proceeds from issuance of common stock                 142.2          1.7          1.3          1.3           --
  Dividends received from (paid to)
     finance company                                        --           --           --          0.5         (0.5)
  Dividends paid on common stock                          (2.5)        (2.2)        (0.9)        (0.9)          --
  Dividends paid on preferred stock                         --           --         (2.4)        (2.4)          --
  (Payments) proceeds on short-term borrowings
     from unconsolidated subsidiary                         --           --           --         (7.3)         7.3
-------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities       254.6        161.6        112.9          2.7        110.2
-------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on
     cash and cash equivalents                            (3.8)         0.4          0.8          0.8           --
  (Decrease) increase in cash and
     cash equivalents                                    (10.5)        21.7          2.1         (1.8)         3.9
Cash and cash equivalents, beginning of period            41.7         20.0         25.8         21.8          4.0
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period              $   31.2     $   41.7     $   27.9     $   20.0     $    7.9
===================================================================================================================


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

AGCO Corporation (the "Company") is a leading manufacturer and distributor of agricultural equipment throughout the world. The Company sells a full range of agricultural equipment and related replacement parts, including tractors, combines, hay tools and forage equipment and implements. The Company's products are widely recognized in the agricultural equipment industry and are marketed under the following brand names: Massey Ferguson, Fendt, AGCO Allis, White, GLEANER, Hesston, White-New Idea, Landini, AGCOSTAR, Black Machine, Glencoe, Farmhand, Tye, Deutz (South America) and IDEAL. The Company distributes its products through a combination of over 8,500 independent dealers, wholly-owned distribution companies, associates and licensees. In addition, the Company provides retail financing in North America, the United Kingdom, France and Germany through its finance joint ventures with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland" ("Rabobank").

BASIS OF PRESENTATION

Effective November 1, 1996, the Company sold a 51% interest in Agricredit Acceptance Company ("Agricredit-North America"), the Company's retail finance subsidiary in North America (Note 2). Accordingly, the Company's consolidated financial statements as of and for the years ended December 31, 1997 and 1996 reflect Agricredit-North America on the equity method of accounting for the entire periods presented. For the year ended December 31, 1995, the consolidated financial statements reflect Agricredit-North America on a consolidated basis with the Company's other majority-owned subsidiaries. All significant intercompany transactions have been eliminated to arrive at the consolidated financial statements.

     For the year ended December 31, 1995, the consolidated financial statements include, on a separate, supplemental basis, the Company's Equipment Operations and its Finance Company. "Equipment Operations" reflect the consolidation of all operations of the Company and its majority-owned subsidiaries with the exception of Agricredit-North America, which is included using the equity method of accounting. The results of operations of Agricredit-North America are included under the caption "Finance Company."

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

     For 1997 and 1996, the Company accounted for its operations in Brazil using the highly inflationary economy provisions of Statement No. 52 where the U.S. dollar is substituted as the functional currency. As a result of lower inflation rates in Brazil over the past three years, the Company, effective January 1, 1998, will no longer utilize highly inflationary accounting and the functional currency of the Brazilian operations will be the Brazilian Real.

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

     Accounts and notes receivable are shown net of allowances for sales incentive discounts available to dealers and for doubtful accounts. Accounts and notes receivable allowances at December 31, 1997 and 1996 were as follows (in millions):

                                         1997           1996
------------------------------------------------------------
Sales incentive discounts               $53.1          $45.8
Doubtful accounts                        44.1           30.0
------------------------------------------------------------
                                        $97.2          $75.8
============================================================

INVENTORIES

Inventories are valued at the lower of cost or market using the first-in, first-out method. Market is net realizable value for finished goods and repair and replacement parts. For work in process, production parts and raw materials, market is replacement cost.

     Inventory balances at December 31, 1997 and 1996 were as follows (in millions):

                                        1997           1996
------------------------------------------------------------
Finished goods                         $267.7         $171.1
Repair and replacement parts            250.2          222.6
Work in process, production
   parts and raw materials              184.5          134.7
------------------------------------------------------------
Gross inventories                       702.4          528.4
Allowance for surplus and
   obsolete inventories                 (79.7)         (54.6)
------------------------------------------------------------
Inventories, net                       $622.7         $473.8
============================================================

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

     The property, plant and equipment balances at December 31, 1997 and 1996 were as follows (in millions):

                                        1997           1996
------------------------------------------------------------
Land                                  $  51.5        $  32.5
Buildings and improvements              127.7           93.2
Machinery and equipment                 274.9          206.1
Furniture and fixtures                   45.0           31.2
------------------------------------------------------------
Gross property, plant and
   equipment                            499.1          363.0
Accumulated depreciation
   and amortization                     (95.4)         (70.6)
------------------------------------------------------------
Property, plant and
   equipment, net                      $403.7         $292.4
============================================================

INTANGIBLE ASSETS

Intangible assets at December 31, 1997 and 1996 consisted of the following (in millions):

                                        1997           1996
------------------------------------------------------------
Goodwill                               $287.1         $139.3
Trademarks                               66.0           66.0
Other                                     2.9            5.2
Accumulated amortization                (17.0)          (4.9)
------------------------------------------------------------
Intangible assets                      $339.0         $205.6
============================================================

     The excess of cost over net assets acquired ("goodwill") is being amortized to income on a straight-line basis over periods ranging from 10 to 40 years. Goodwill and accumulated amortization are shown above net of the excess of net assets over cost ("negative goodwill") of $23.2 million for both 1997 and 1996 and its related accumulated amortization of $17.4 million and $16.0 million for 1997 and 1996, respectively. The Company also assigned values to certain acquired trademarks which are being amortized to income on a straight-line basis over 40 years. The net amortization expense included in other expense, net in the accompanying consolidated statements of income was $12.1 million, $5.8 million and $4.0 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company periodically reviews the carrying values assigned to goodwill and other intangible assets based upon expectations of future cash flows and operating income generated by the underlying tangible assets.

ACCRUED EXPENSES

Accrued expenses at December 31, 1997 and 1996 consisted of the following (in millions):

                                        1997           1996
------------------------------------------------------------
Reserve for volume discounts and
   sales incentives                   $  86.9        $  69.1
Warranty reserves                        63.5           47.1
Accrued employee compensation
   and benefits                          58.4           47.0
Accrued taxes                            88.7           51.5
Other                                   132.5          102.3
------------------------------------------------------------
                                       $430.0         $317.0
============================================================

WARRANTY RESERVES

The Company's agricultural equipment products are generally under warranty against defects in material and workmanship for a period of one to four years. The Company accrues for future warranty costs at the time of sale based upon historical warranty experience.

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

EXTRAORDINARY LOSS

In 1997, the Company recorded an extraordinary loss of $2.1 million, net of taxes of $1.4 million, for the write-off of unamortized debt costs related to the March 1996 Credit Facility (Note 6) which was refinanced with the January 1997 Credit Facility (Note 6). In 1996, the Company recorded an extraordinary loss of $3.5 million, net of taxes of $2.2 million, for the write-off of unamortized debt costs related to the Company's $550.0 million secured revolving credit facility which was refinanced with the March 1996 Credit Facility.

NET INCOME PER COMMON SHARE

Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share", which specifies the computation, presentation and disclosure requirements for earnings per share. All prior period earnings per share data has been restated to conform with the provisions of SFAS No. 128. The per share amounts reported under SFAS 128 are not materially different than those calculated and presented under the previous method of calculation as specified under Accounting Principles Board Opinion No. 15.

     Basic earnings per common share is computed by dividing net income available for common stockholders (net income less preferred stock dividend requirements) by the weighted average number of common shares outstanding during each period. Diluted earnings per share assumes exercise of outstanding stock options, vesting of restricted stock and the conversion of the Convertible Subordinated Debentures (Note 7) and the Preferred Stock (Note 10) into common stock during the periods outstanding. All references in the financial statements and the accompanying notes to the financial statements to the weighted average number of common shares outstanding and net income per common share have been restated to reflect stock splits (Note 11).

     A reconciliation of net income and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per common share for the years ended December 31, 1997, 1996 and 1995 is as follows (in millions, except per share data):

BASIC EARNINGS PER SHARE
                                           1997         1996         1995
--------------------------------------------------------------------------
Weighted average number of
  common shares outstanding                60.4         53.0         44.3
==========================================================================
Income before extraordinary loss       $  170.8     $  129.4     $  129.1
Extraordinary loss                         (2.1)        (3.5)          --
--------------------------------------------------------------------------
Net income                                168.7        125.9        129.1
Preferred stock dividends                    --           --          2.0
--------------------------------------------------------------------------
Net income available for
  common stockholders                  $  168.7     $  125.9     $  127.1
==========================================================================
Net income per common share:
  Income before extraordinary loss     $   2.82     $   2.44     $   2.87
  Extraordinary loss                      (0.03)       (0.07)          --
--------------------------------------------------------------------------
  Net income                           $   2.79     $   2.37     $   2.87
==========================================================================

DILUTED EARNINGS PER SHARE

Weighted average number of
  common shares outstanding                60.4         53.0         44.3
Shares issued upon assumed
  vesting of restricted stock               1.4          1.7          1.2
Shares issued upon assumed
  conversion of the Convertible
  Subordinated Debentures and
  Preferred Stock                            --          2.2         10.5
Shares issued upon assumed exercise
  of outstanding stock options              0.3          0.5          0.6
--------------------------------------------------------------------------
Weighted average number of common
  and common equivalent shares
  outstanding                              62.1         57.4         56.6
==========================================================================
Income before extraordinary loss       $  170.8     $  129.4     $  129.1
Extraordinary loss                         (2.1)        (3.5)          --
--------------------------------------------------------------------------
Net income                                168.7        125.9        129.1
Interest expense on Convertible
  Subordinated Debentures, net of
  applicable income taxes                    --          0.5          1.4
--------------------------------------------------------------------------
Net income available for
  common stockholders                  $  168.7     $  126.4     $  130.5
==========================================================================
Net income per common share:
 Income before extraordinary loss      $   2.74     $   2.26     $   2.31
 Extraordinary loss                       (0.03)       (0.06)          --
--------------------------------------------------------------------------
 Net income                            $   2.71     $   2.20     $   2.31
==========================================================================

FINANCIAL INSTRUMENTS

The carrying amounts reported in the Company's consolidated balance sheets for cash and cash equivalents, accounts and notes receivable, receivables from affiliates, accounts payable and payables to affiliates approximate fair value due to the immediate or short-term maturity of these financial instruments. The carrying amount of long-term debt under the Company's revolving credit facility (Note 6) approximates fair value based on the borrowing rates currently available to the Company for loans with similar terms and average maturities. At December 31, 1997, the estimated fair value of the Company's 8 1/2% Senior Subordinated Notes (Note 6), based on its listed market value, was $266.1 million compared to the carrying value of $248.1 million.

     The Company enters into foreign exchange forward contracts to hedge the foreign currency exposure of certain receivables, payables and expected purchases and sales. These contracts are for periods consistent with the exposure being hedged and generally have maturities of one year or less. Gains and losses on foreign exchange forward contracts are deferred and recognized in income in the same period as the hedged transaction. The Company's foreign exchange forward contracts do not subject the Company's results of operations to risk due to exchange rate fluctuations because gains and losses on these contracts generally offset gains and losses on the exposure being hedged. The Company does not enter into any foreign exchange forward contracts for speculative trading purposes. At December 31, 1997 and 1996, the Company had foreign exchange forward contracts with gross notional amounts of $609.0 million and $558.9 million, respectively. The deferred gains or losses from these contracts were not material at December 31, 1997 and 1996.

     The notional amounts of foreign exchange forward contracts do not represent amounts exchanged by the parties and therefore, are not a measure of the Company's risk. The amounts exchanged are calculated on the basis of the notional amounts and other terms of the foreign exchange hedging contracts. The credit and market risks under these contracts are not considered to be significant.

ACCOUNTING CHANGES

Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share", which specifies the computation, presentation and disclosure requirements for earnings per share. See Net Income per Common Share in Note 1 for further description of the accounting change.

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which requires companies to estimate the value of all stock-based compensation using a recognized pricing model. The Company has adopted the disclosure requirements of this statement and has chosen to continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25 to stock-based employee compensation arrangements as allowed by Statement No. 123 (Note 12). As a result, the adoption of this new standard did not have an effect on the Company's financial position or results of operations for the years ended December 31, 1997 and 1996.

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

2. ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS

The Company completed the following acquisitions in 1997, 1996 and 1995 which were primarily financed with borrowings under the Company's revolving credit facility (Note 6). In most cases, the Company acquired assets and assumed liabilities consisting primarily of accounts receivable, inventories, property, plant and equipment, trademarks, trade names and technology, accounts payable and accrued liabilities. The results of operations for the Company's acquisitions are included in the Company's consolidated financial statements as of and from the respective dates of acquisition.

     On December 4, 1997, the Company acquired the remaining 68% of Dronningborg Industries a/s ("Dronningborg") for approximately $22.0 million (the "Dronningborg Acquisition"). Prior to the acquisition, the Company owned 32% of Dronningborg which manufactures combine harvesters sold exclusively to AGCO for sale under the Massey Ferguson brand name.

     Effective January 1, 1997, the Company acquired Xaver Fendt GmbH & Co. KG ("Fendt") for approximately $283.5 million plus approximately $38.3 million of assumed working capital debt (the "Fendt Acquisition"). Fendt's primary business is the manufacture and distribution of tractors through a network of independent agricultural cooperatives, dealers and distributors in Germany and throughout Europe and Australia. Effective December 31, 1997, the Company sold Fendt's caravan and motor home business for approximately $10.0 million.

     On December 27, 1996, the Company acquired Deutz Argentina S.A. ("Deutz Argentina") for approximately $62.5 million (the "Deutz Argentina Acquisition"). Deutz Argentina is a manufacturer and distributor of a broad range of agricultural equipment, engines and light trucks in Argentina and other South American markets.

     Effective July 8, 1996, the Company acquired certain assets of Western Combine Corporation and Portage Manufacturing, Inc., the Company's suppliers of Massey Ferguson combines and certain other harvesting equipment sold in North America (the "Western Combine Acquisition") for approximately $19.4 million.

     Effective June 28, 1996, the Company acquired certain assets and liabilities of the agricultural and industrial equipment business of Iochpe-Maxion S.A. (the "Maxion Agricultural Equipment Business") for approximately $260.0 million (the "Maxion Acquisition"). Prior to the acquisition, the Maxion Agricultural Equipment Business was AGCO's Massey Ferguson licensee in Brazil, manufacturing and distributing agricultural and industrial equipment in Brazil and other South American markets.

     Effective March 31, 1995, the Company acquired substantially all the net assets of AgEquipment Group, a manufacturer and distributor of agricultural implements and tillage equipment (the "AgEquipment Acquisition") for approximately $25.1 million.

     The above acquisitions were accounted for as purchases in accordance with Accounting Principles Board Opinion No. 16, and accordingly, each purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values as of the acquisition dates. The purchase price allocations for the Maxion, Deutz Argentina, Fendt and Western Combine Acquisitions resulted in a decrease in goodwill of $53.9 million from the amounts originally recorded. These adjustments were a result of the completion of certain asset and liability valuations related primarily to property, plant and equipment and certain allowance and reserve accounts. The purchase price allocations for the Dronningborg and Fendt Acquisitions are preliminary and will be completed in 1998.

     In addition, the purchase price allocations for the Deutz Argentina, Fendt and Western Combine Acquisitions included liabilities associated with certain costs to integrate the acquired businesses into the Company's operations. These costs related to the consolidation of certain acquired manufacturing operations into existing Company facilities and the integration of certain sales and marketing functions. As of December 31, 1997, the Company had established liabilities totaling $6.5 million for employee severance and relocation and other integration costs and had incurred $3.9 million of expenses charged against these liabilities.

DISPOSITIONS

Effective November 1, 1996, the Company entered into an agreement with De Lage Landen International, B.V., a wholly-owned subsidiary of Rabobank, to be its joint venture partner in Agricredit-North America, the Company's wholly-owned retail finance subsidiary in North America (the "Agricredit-North America Joint Venture"). As a result of the agreement, the Company sold a 51% interest in Agricredit-North America to Rabobank. The Company received total consideration of approximately $44.3 million in the transaction and recorded a gain, before taxes, of approximately $4.7 million. Under the Agricredit-North America Joint Venture, Rabobank has a 51% interest and the Company retained a 49% interest in the finance company. Substantially all of the net assets of Agricredit-North America were transferred to the Agricredit-North America Joint Venture. Proceeds from the transaction were used to repay outstanding borrowings under the Company's revolving credit facility.

3. CHARGES FOR NONRECURRING EXPENSES

The results of operations for 1997 included a charge for nonrecurring expenses of $18.2 million, or $.19 per common share on a diluted basis. This nonrecurring charge included $15.0 million related to the restructuring of the Company's European operations which were acquired in the purchase of Massey Ferguson Group Limited in June 1994 (the "Massey Acquisition") and certain costs associated with the integration of the Deutz Argentina and Fendt operations. The nonrecurring charge for 1997 also included $3.2 million related to executive severance costs. The costs included for these restructuring and integration activities in 1997 primarily related to the centralization and rationalization of certain manufacturing, selling and administrative functions in addition to the rationalization of a certain portion of the Company's European dealer network. The nonrecurring charge for 1997 included $9.2 million for employee related costs, consisting of employee severance, and $4.7 million of payroll costs incurred through December 31, 1997 for employees that have been terminated or will be terminated in the future. Of the total $15.0 million charge, $7.2 million has been incurred through December 31, 1997.

     The results of operations for 1996 included a charge for nonrecurring expenses of $22.3 million, or $0.25 per common share on a diluted basis. This nonrecurring charge included $15.0 million related to the restructuring of the Company's European operations and the integration and restructuring of the Company's Brazilian operations, acquired in the Maxion Acquisition (Note 2) in June 1996. In addition, the nonrecurring charge included $7.3 million related to executive severance costs. The nonrecurring charge for the integration and restructuring activities in 1996 included costs associated with the rationalization and centraliza-tion of certain manufacturing, parts warehousing, sales, and administrative functions. The $15.0 million recorded in 1996 included $9.0 million for employee related costs, including severance costs, and $6.0 million for other nonrecurring costs. Included in the $9.0 million of employee related costs was $1.3 million of payroll costs incurred through December 31, 1996 for personnel that have been terminated. All costs associated with the 1996 nonrecurring charge have been incurred.

     The results of operations for the year ended December 31, 1995 included charges of $6.0 million, or $0.07 per common share, for nonrecurring expenses primarily related to the initial integration and restructuring of the Company's European operations. The nonrecurring charge included costs primarily associated with the centralization and rationalization of the Company's European operations administrative, sales and marketing functions and other nonrecurring costs. All of the costs associated with the initial integration and restructuring of the Company's European operations from the acquisition date through the year ended December 31, 1995 have been incurred.

4. INVESTMENTS IN AFFILIATES

At December 31, 1997 and 1996, the Company's investments in unconsolidated affiliates primarily consisted of (i) the Company's retail finance joint ventures with Rabobank which includes the Agricredit-North America Joint Venture (Note 2), (ii) the Company's 50% investments in manufacturing joint ventures with various unrelated manufacturers to produce hay and forage equipment in North America, driveline assemblies in Europe, and engines in South America and
(iii) certain other minority investments in farm equipment manufacturers and licensees.

     Investments in affiliates, accounted for under the equity method, as of December 31, 1997 and 1996 were as follows (in millions):

                                         1997           1996
------------------------------------------------------------
Retail finance joint ventures           $55.6          $48.4
Manufacturing joint ventures             23.4           17.4
Other                                     8.6           14.7
------------------------------------------------------------
                                        $87.6          $80.5
============================================================

     The Company's equity in net earnings of unconsolidated affiliates for 1997, 1996, and 1995 were as follows (in millions):

                                  1997        1996      1995
------------------------------------------------------------
Retail finance joint ventures    $10.9       $14.8      $3.4
Other                              1.7         2.9       1.0
------------------------------------------------------------
                                 $12.6       $17.7      $4.4
============================================================

     The manufacturing joint ventures of the Company primarily sell their products to the joint venture partners at prices which result in their operating at or near breakeven on an annual basis. The Company also has various minority interest investments which are accounted for under the cost method.

     Summarized financial information of the Agricredit-North America Joint Venture as of and for the year ended December 31, 1997 and 1996 is as follows (in millions):

DECEMBER 31,                                     1997         1996
-------------------------------------------------------------------
Current assets                                  $317.5       $220.7
Noncurrent assets                                473.4        453.0
-------------------------------------------------------------------
   Total assets                                  790.9        673.7
-------------------------------------------------------------------
Current liabilities                              690.5        533.4
Noncurrent liabilities                            29.2         83.1
Partners' equity                                  71.2         57.2
-------------------------------------------------------------------
   Total liabilities and partners' equity       $790.9       $673.7
===================================================================

FOR THE YEAR ENDED DECEMBER 31,                   1997         1996
-------------------------------------------------------------------
Interest and finance fees                       $ 82.2       $ 69.5
Expenses                                          64.6         58.1
-------------------------------------------------------------------
Net income                                      $ 17.6       $ 11.4
===================================================================

5.  INCOME TAXES

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

     The sources of income before income taxes, equity in net earnings of unconsolidated subsidiary and affiliates and extraordinary loss were as follows for the years ended December 31, 1997, 1996 and 1995 (in millions):

                                           1997         1996         1995
--------------------------------------------------------------------------
United States                             $ 51.7       $ 31.9       $ 41.9
Foreign                                    194.0        139.7        148.7
--------------------------------------------------------------------------
Income before income taxes, equity
   in net earnings of unconsolidated
   subsidiary and affiliates and
   extraordinary loss                     $245.7       $171.6       $190.6
==========================================================================

      The provision (benefit) for income taxes by location of the taxing jurisdiction for the years ended December 31, 1997, 1996 and 1995 consisted of the following (in millions):

                                 1997        1996        1995
---------------------------------------------------------------
Current:
   United States:
     Federal                    $(2.6)      $ 9.7       $15.8
     State                       (0.8)        0.5         1.5
   Foreign                       37.5        29.6        15.7
---------------------------------------------------------------
                                 34.1        39.8        33.0
---------------------------------------------------------------
Deferred:
   United States:
     Federal                     19.0        (1.1)       (2.5)
     State                        2.6         0.1         0.3
   Foreign                       31.8        21.1        35.1
---------------------------------------------------------------
                                 53.4        20.1        32.9
---------------------------------------------------------------
Provision for income taxes      $87.5       $59.9       $65.9
===============================================================

     Certain foreign operations of the Company are subject to United States as well as foreign income tax regulations. Therefore, the preceding sources of income before income taxes by location and the provision (benefit) for income taxes by taxing jurisdiction are not directly related.

     A reconciliation of income taxes computed at the United States federal statutory income tax rate (35%) to the provision for income taxes reflected in the consolidated statements of income for the years ended December 31, 1997, 1996 and 1995 is as follows (in millions):

                                              1997        1996        1995
---------------------------------------------------------------------------
Provision for income taxes at United
   States federal statutory rate of 35%      $86.0       $60.1       $66.7
State and local income taxes, net of
   federal income tax benefit                  1.8         0.3         1.2
Taxes on foreign income which
   differ from the United States
   statutory rate                             (0.5)       (0.8)       (1.2)
Other                                          0.2         0.3        (0.8)
---------------------------------------------------------------------------
                                             $87.5       $59.9       $65.9
===========================================================================


     The significant components of the net deferred tax assets at December 31, 1997 and 1996 were as follows (in millions):

                                             1997       1996
--------------------------------------------------------------
Deferred Tax Assets:
   Net operating loss carryforwards         $56.7      $63.2
   Sales incentive discounts                  5.4       18.3
   Inventory valuation reserves              11.5       11.1
   Postretirement benefits                   10.3        9.5
   Other                                     47.5       48.6
   Valuation allowance                      (66.4)     (63.7)
--------------------------------------------------------------
     Total deferred tax assets               65.0       87.0
--------------------------------------------------------------
Deferred Tax Liabilities:
   Tax over book depreciation                28.4        2.8
   Tax over book amortization of goodwill     7.1        6.6
   Other                                     10.0        5.4
--------------------------------------------------------------
     Total deferred tax liabilities          45.5       14.8
--------------------------------------------------------------
Net deferred tax assets                      19.5       72.2
   Less: Current portion of deferred
     tax liability (asset)                    1.6      (48.1)
--------------------------------------------------------------
Noncurrent net deferred tax assets          $21.1      $24.1
==============================================================

     As reflected in the preceding table, the Company established a valuation allowance of $66.4 million and $63.7 million as of December 31, 1997 and 1996, respectively, due to the uncertainty regarding the realizability of certain deferred tax assets. The valuation allowance relates primarily to acquired operating loss carryforwards which are available to reduce future taxable income of certain foreign entities. If realized, the acquired net operating loss carryforwards would have the effect of reducing the corresponding goodwill in future periods.

     The Company has net operating loss carryforwards of $140.0 million as of December 31, 1997, with expiration dates as follows: 1998 - $11.5 million, 1999
- $9.0 million, 2000 - $28.8 million, 2001 - $28.6 million, 2002 - $11.3 million, thereafter and unlimited - $50.8 million.

     The Company paid income taxes of $42.0 million, $23.1 million and $22.6 million for the years ended December 31, 1997, 1996, and 1995, respectively.

6. LONG-TERM DEBT

Long-term debt consisted of the following at December 31, 1997 and 1996 (in millions):

                                           1997         1996
--------------------------------------------------------------
Revolving Credit Facility                $460.7       $317.4
Senior Subordinated Notes                 248.1        248.0
Other Long-Term Debt                       18.6          1.7
--------------------------------------------------------------
   Total Long-Term Debt                  $727.4       $567.1
==============================================================

     In January 1997, the Company replaced its $650.0 million unsecured revolving credit facility (the "March 1996 Credit Facility") with a new credit facility (the "January 1997 Credit Facility"), which allowed for borrowings up to $1.2 billion. In March 1997, the lending commitment for the January 1997 Credit Facility was reduced by $141.2 million which represented the proceeds to the Company, net of underwriting discounts, from the Company's common stock offering (Note 11). Aggregate borrowings outstanding under the January 1997 Credit Facility are subject to a borrowing base limitation and may not at any time exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Interest accrues on borrowings outstanding under the January 1997 Credit Facility primarily at LIBOR plus an applicable margin, as defined. At December 31, 1997, interest rates on the outstanding borrowings ranged from 4.2% to 8.0%, with a weighted average interest rate during 1997 of 6.6%. The January 1997 Credit Facility contains certain covenants, including covenants restricting the incurrence of indebtedness and the making of certain restrictive payments, including dividends. In addition, the Company must maintain certain financial covenants including, among others, a debt to capitalization ratio, an interest coverage ratio and a ratio of debt to cash flow, as defined. At December 31, 1997, $460.7 million was outstanding under the January 1997 Credit Facility and available borrowings were $596.2 million.

     In March 1996, the Company issued $250.0 million of 8 1/2% Senior Subordinated Notes due 2006 (the "Notes") at 99.139% of their principal amount. The Notes are unsecured obligations of the Company and are redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2001 initially at 104.25% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount plus accrued interest, on or after March 15, 2003. The Notes include certain covenants, including covenants restricting the incurrence of indebtedness and the making of certain restrictive payments, including dividends. The net proceeds from the sale of the Notes were used to repay outstanding indebtedness.

     At December 31, 1997, the aggregate scheduled maturities of long-term debt are primarily in the year 2002 and thereafter. The scheduled maturities in years 1998 through 2001 are not material. Cash payments for interest were $70.9 million, $54.1 million and $77.3 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company has arrangements with various banks to issue letters of credit or similar instruments which guarantee the Company's obligations for the purchase or sale of certain inventories and for potential claims exposure for insurance coverage. At December 31, 1997, outstanding letters of credit totaled $28.9 million, of which $1.8 million was issued under the January 1997 Credit Facility. At December 31, 1996, outstanding letters of credit totaled $35.1 million, of which $4.8 million was issued under the March 1996 Credit Facility.

7. CONVERTIBLE SUBORDINATED DEBENTURES

In June 1995, the Company exchanged all of its outstanding 2,674,534 depositary shares (the "Exchange"), each representing 1/10 of a share of Convertible Preferred Stock (Note 10), into $66.8 million of 6.5% Convertible Subordinated Debentures due 2008 (the "Convertible Subordinated Debentures"). The effect of this transaction resulted in a reduction to stockholders' equity and an increase to liabilities in the amount of $66.8 million. The Convertible Subordinated Debentures were convertible at any time at the option of the holder into shares of the Company's common stock at a conversion rate of 157.85 shares of common stock for each $1,000 principal amount of the debentures. In addition, on or after June 1, 1996, the Convertible Subordinated Debentures were redeemable at the option of the Company initially at an amount equivalent to $1,045.50 per $1,000 principal amount of the debentures and thereafter, at prices declining to an amount equivalent to the face amount of the debentures on or after June 1, 2003, plus all accrued and unpaid interest.

     In April 1996, the Company announced its election, effective June 1, 1996, to redeem all of its outstanding Convertible Subordinated Debentures. Prior to the execution of redemption, all of the outstanding Convertible Subordinated Debentures were converted into common stock.

8. EMPLOYEE BENEFIT PLANS

The Company has defined benefit pension plans covering certain hourly and salaried employees in the United States and certain foreign countries, principally in the United Kingdom and Germany. Under the United States plans, benefits under the salaried employees' plan are generally based upon participant earnings, while the hourly employees' benefits are determined by stated monthly benefit amounts for each year of credited service. The United States salaried employees' retirement plan was amended to freeze all future benefit accruals and participation after December 31, 1988, but to continue the plan provisions with respect to service accumulations toward achieving eligibility for, and vesting in, plan benefits. Under the foreign plans, benefits are based on the employees' highest average eligible compensation. The Company's policy is to fund amounts to the defined benefit plans necessary to comply with the funding requirements as prescribed by the laws and regulations in each country where the plans are located.

     Net periodic pension cost for the plans for the years ended December 31, 1997, 1996 and 1995 included the following components (in millions):

                                    1997        1996        1995
-----------------------------------------------------------------
Service cost                       $ 6.5       $ 5.2       $ 3.8
Interest cost                       24.4        22.3        19.6
Actual return on plan assets       (68.2)      (37.9)      (34.4)
Net amortization and deferral       41.5        12.9        13.0
-----------------------------------------------------------------
                                   $ 4.2       $ 2.5       $ 2.0
=================================================================

     The following assumptions were used to measure the projected benefit obligation for the plans at December 31, 1997, 1996 and 1995:

                                                         1997                          1996                         1995
                                              --------------------------------------------------------------------------------------
                                              U.S. Plans    Foreign Plans   U.S. Plans    Foreign Plans   U.S. Plans   Foreign Plans
------------------------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                   7.25%          7.00%          7.50%          8.50%          7.25%          8.75%
Rate of increase in future compensation          N.A.           4.00%          N.A.           5.00%          N.A.           5.00%
Expected long-term rate of return on
   plan assets                                   8.00%          8.00%          8.00%          9.75%          8.00%         10.00%

     For 1997, the change in assumptions in the foreign plans reflects the addition of plans assumed in the Fendt Acquisition.

     The following table sets forth the defined benefit plans' funded status at December 31, 1997 and 1996 (in millions):

                                                                        1997        1996          1997          1996
                                                                 -------------------------------------------------------
                                                                    Plans in which Assets     Plans in which Accumulated
                                                                 Exceed Accumulated Benefits    Benefits Exceed Assets
------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
Vested benefit obligation                                              $304.5      $252.8        $ 46.3       $ 30.8
========================================================================================================================
Accumulated benefit obligation                                         $304.7      $257.3        $ 48.1       $ 31.6
========================================================================================================================
Projected benefit obligation                                           $315.9      $266.7        $ 48.1       $ 32.7
Plan assets at fair value, primarily listed stock and U.S. bonds        321.8       277.2          30.7         26.6
------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation less than (in excess of) plan assets         5.9        10.5         (17.4)        (6.1)
Unrecognized net loss                                                    13.1         2.0          (2.2)         0.3
Unrecognized prior service cost                                            --          --           2.6          3.2
Additional minimum liability                                               --          --            --         (2.3)
------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                                         $ 19.0      $ 12.5        $(17.0)      $ (4.9)
========================================================================================================================

     In addition, the Company accrues pension costs relating to various pension plans in foreign countries other than the U.K. and Germany, all of which are substantially funded.

     The Company maintains a separate defined contribution 401(k) savings plan covering certain salaried employees in the United States. Under the plan, the Company contributes a specified percentage of each eligible employee's compensation. The Company contributed $1.7 million, $1.6 million and $1.3 million for the years ended December 31, 1997, 1996 and 1995, respectively.

9.  POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company provides certain postretirement health care and life insurance benefits for United States salaried and hourly employees and their eligible dependents who retire after attaining specified age and service requirements.

     Net periodic postretirement benefit cost for the years ended December 31, 1997, 1996 and 1995 included the following components (in millions):

                                          1997       1996       1995
---------------------------------------------------------------------
Service cost                              $0.8       $0.9       $0.9
Interest cost on accumulated
   postretirement benefit obligation       1.2        1.3        1.3
Net amortization of transition
   obligation and prior service cost      (0.6)      (0.7)      (0.7)
Net amortization of unrecognized
   net gain                               (0.7)      (0.4)      (0.5)
---------------------------------------------------------------------
                                          $0.7       $1.1       $1.0
=====================================================================

     The following table sets forth the postretirement benefit plans' funded status at December 31, 1997 and 1996 (in millions):

                                                 1997        1996
--------------------------------------------------------------------
Accumulated postretirement benefit
   obligation:
   Retiree                                      $ 5.6       $ 4.9
   Fully eligible active plan participants        3.2         3.5
   Other active participants                     10.1        10.2
--------------------------------------------------------------------
                                                 18.9        18.6
Plan assets at fair value                          --          --
--------------------------------------------------------------------
Accumulated postretirement benefit
   obligation in excess of plan assets           18.9        18.6
Unrecognized prior service cost                   0.8         1.5
Unrecognized transition obligation               (0.4)       (0.4)
Unrecognized net gain                             5.2         4.7
--------------------------------------------------------------------
Accrued postretirement benefit liability        $24.5       $24.4
====================================================================

     For measuring the expected postretirement benefit obligation, a 9.75% health care cost trend rate was assumed for 1997, decreasing 0.75% per year to 6% and remaining at that level thereafter. For 1996, a 10.5% health care cost trend rate was assumed. The weighted average discount rate used to determine the accumulated postretirement benefit obligation was 7.25% and 7.50% at December 31, 1997 and 1996, respectively.

     Increasing the assumed health care cost trend rates by one percentage point each year and holding all other assumptions constant would increase the accumulated postretirement benefit obligation at December 31, 1997 and 1996 by $1.9 million and $1.7 million, respectively, and would increase the aggregate of the service and interest cost components of the net periodic postretirement benefit cost by $0.2 million for both the years ended December 31, 1997 and 1996.

10. PREFERRED STOCK

At December 31, 1997, the Company had 1,000,000 authorized shares of preferred stock with a par value of $0.01 per share and no shares outstanding.

     In May 1993, the Company completed an offering of 3,680,000 depositary shares, each representing 1/10 of a share of $16.25 Cumulative Convertible Exchangeable Preferred Stock (the "Convertible Preferred Stock") at $25.00 per depositary share (the "Convertible Preferred Stock Offering"). The net proceeds to the Company from the Convertible Preferred Stock Offering, after deducting the underwriters' discount and offering expenses, were $88.0 million. Dividends on the Convertible Preferred Stock were cumulative from the date of original issue and were payable quarterly at $1.625 per annum per depositary share. Shares of the Convertible Preferred Stock were convertible at any time at the option of the holder into shares of the Company's common stock at a conversion price of $6.33. In June 1995, the Company exchanged all of its outstanding 2,674,534 depositary shares of Convertible Preferred Stock into $66.8 million of Convertible Subordinated Debentures (Note 7).

     In April 1994, the Company designated 300,000 shares as Junior Cumulative Preferred Stock (the "Junior Preferred Stock") in connection with the adoption of a Stockholders' Rights Plan (the "Rights Plan" - Note 11). No shares of Junior Preferred Stock have been issued.

11. COMMON STOCK

At December 31, 1997, the Company had 150,000,000 authorized shares of common stock with a par value of $0.01, with 62,972,423 shares of common stock outstanding, 1,064,473 shares reserved for issuance under the Company's 1991 Stock Option Plan (Note 12), 70,500 shares reserved for issuance under the Company's Nonemployee Director Stock Incentive Plan (Note 12) and 2,295,000 shares reserved for issuance under the Company's Long-Term Incentive Plan (Note
12).

     In April 1994, the Company adopted the Rights Plan. Under the terms of the Rights Plan, one-third of a preferred stock purchase right (a "Right") is attached to each outstanding share of the Company's common stock. The Rights Plan contains provisions that are designed to protect stockholders in the event of certain unsolicited attempts to acquire the Company. Under the terms of the Rights Plan, each Right entitles the holder to purchase one one-hundredth of a share of Junior Preferred Stock, par value of $0.01 per share, at an exercise price of $200 per share. The Rights are exercisable a specified number of days following (i) the acquisition by a person or group of persons of 20% or more of the Company's common stock or (ii) the commencement of a tender or exchange offer for 20% or more of the Company's common stock. In the event the Company is the surviving company in a merger with a person or group of persons that owns 20% or more of the Company's outstanding stock, each Right will entitle the holder (other than such 20% stockholder) to receive, upon exercise, common stock of the Company having a value equal to two times the Right's exercise price. In addition, in the event the Company sells or transfers 50% or more of its assets or earning power, each Right will entitle the holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Right's exercise price. The Rights may be redeemed by the Company at $0.01 per Right prior to their expiration on April 27, 2004.

     In March 1997, the Company completed a public offering of 5,175,000 shares of its common stock (the "Offering"). The net proceeds to the Company from the Offering were approximately $140.4 million, after deduction of underwriting discounts and commissions and other expenses. The Company used the proceeds from the Offering to reduce a portion of the borrowings outstanding under the Company's revolving credit facility.

     On January 31, 1996, the Company effected a two-for-one stock split of the Company's outstanding common stock in the form of a stock dividend payable to stockholders of record on January 15, 1996. All references to common share and per share information and the weighted average number of common and common equivalent shares outstanding, with the exception of stock offering information, have been restated to reflect the stock split.

12. STOCK PLANS

The Company's Nonemployee Director Stock Incentive Plan (the "Director Plan") provides for restricted stock awards to nonemployee directors based on increases in the price of the Company's common stock. The awarded shares are earned in specified increments for each 15% increase in the average market value of the Company's common stock over the initial base price established under the plan. When an increment of the awarded shares is earned, the shares are issued to the participant in the form of restricted stock which vests at the earlier of 12 months after the specified performance period or upon departure from the board of directors. When the restricted shares are earned, a cash bonus equal to 40% of the value of the shares on the date the restricted stock award is earned is paid by the Company to satisfy a portion of the estimated income tax liability to be incurred by the participant. At December 31, 1997, 50,000 shares have been contingently awarded to plan participants, 29,500 shares awarded under the Director Plan had been earned and 8,500 shares have vested.

     The Company's Long-Term Incentive Plan (the "LTIP") provides for restricted stock awards to executives based on increases in the price of the Company's common stock. The awarded shares are earned in specified increments for each 20% increase in the average market value of the Company's common stock over the initial base price established under the plan. When an increment of the awarded shares is earned, the shares are issued to the participant in the form of restricted stock which generally carries a five year vesting period with one-third of each award vesting on the last day of the 36th, 48th and 60th month, respectively, after each award is earned. When the restricted shares are vested, a cash bonus equal to 40% of the value of the vested shares on the date the restricted stock award is earned is paid by the Company to satisfy a portion of the estimated income tax liability to be incurred by the participant.

     At the time the awarded shares are earned, the market value of the stock is added to common stock and additional paid-in capital and an equal amount is deducted from stockholders' equity as unearned compensation. The LTIP unearned compensation and the amount of cash bonus to be paid when the awarded shares become vested are amortized to expense ratably over the vesting period. The Company recognized compensation expense associated with the LTIP of $14.8 million, $25.8 million and $9.8 million for the years ended December 31, 1997, 1996 and 1995, respectively, consisting of amortization of the stock award and the related cash bonus. The compensation expense in 1996 includes $5.8 million of accelerated vesting related to executive severance.

      Additional information regarding the LTIP for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                       1997             1996           1995
------------------------------------------------------------------------------
Shares awarded but not earned
   at January 1                     1,597,500               --        891,000
Shares awarded, net of
   forfeitures                       (270,000)       2,070,000             --
Shares earned                        (362,500)        (472,500)      (891,000)
------------------------------------------------------------------------------
Shares awarded but not earned
   at December 31                     965,000        1,597,500             --
Shares available for grant          1,330,000           60,000        180,000
------------------------------------------------------------------------------
Total shares reserved for
   issuance                         2,295,000        1,657,500        180,000
==============================================================================
Shares vested                         194,000          792,500             --
==============================================================================

     The Company's Stock Option Plan (the "Option Plan") provides for the granting of nonqualified and incentive stock options to officers, employees, directors and others. The stock option exercise price is determined by the board of directors except in the case of an incentive stock option for which the purchase price shall not be less than 100% of the fair market value at the date of grant. Each recipient of stock options is entitled to immediately exercise up to 20% of the options issued to such person, and an additional 20% of such options vest ratably over a four-year period and expire not later than ten years from the date of grant.

     Stock option transactions during the three years ended December 31, 1997 were as follows:

                                  1997           1996            1995
------------------------------------------------------------------------
Options outstanding at
   January 1                     787,250        899,190      1,198,400
Options granted                  193,900        229,720         20,000
Options exercised               (164,255)      (312,292)      (292,312)
Options canceled                 (18,927)       (29,368)       (26,898)
------------------------------------------------------------------------
Options outstanding at
   December 31                   797,968        787,250        899,190
========================================================================
Options available for
   grant at December 31          266,505        441,478        641,830
========================================================================
Option price ranges
   per share:
   Granted                   $     31.25    $     25.50   $14.69-18.25
   Exercised                  1.52-31.25     1.52-25.50     1.52-18.25
   Canceled                  14.63-31.25    14.63-25.50     1.52-14.63
Weighted average option
   prices per share:
   Granted                   $     31.25    $     25.50   $      16.47
   Exercised                       10.36           5.58           4.43
   Canceled                        21.68          18.94          10.00
   Outstanding at
     December 31                   18.87          14.14           8.43

     At December 31, 1997, the outstanding options had a weighted average remaining contractual life of approximately 7.8 years and there were 451,622 options currently exercisable with option prices ranging from $1.52 to $31.25 and with a weighted average exercise price of $13.40.

     The Company accounts for the Director Plan, the LTIP, and the Option Plan under the provisions of APB No. 25. The following pro forma information is based on estimating the fair value of grants under the above plans based upon the provisions of SFAS No. 123. For the Option Plan, the fair value of each option granted since 1995 has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 6.1% for 1997 and 5.7% for 1996 and 1995, expected life for the option plan of 7 years, expected dividend yield of 2.0%, and expected volatility of 35.0%. For the Director Plan and LTIP, the fair value of each award granted since 1995 has been estimated using the Black-Scholes option pricing model with the same assumptions above for the risk free interest rate, expected dividend yield, and expected volatility. Under these assumptions for the Option Plan, the weighted average fair value of options granted in 1997, 1996 and 1995 was $15.75, $12.22 and $8.52, respectively. Under these assumptions for the Director Plan and the LTIP, the weighted average fair value of awards granted in 1995 and 1997 under the Director Plan, including the related cash bonus, was $22.22 and $39.96, respectively, and the weighted average fair value of awards granted in 1996 under the LTIP, including the related cash bonus, was $31.36. There were no awards under the Director Plan in 1996 or under the LTIP in 1995 or 1997. The fair value of the grants and awards would be amortized over the vesting period for stock options and earned awards under the Director Plan and LTIP and over the performance period for unearned awards under the Director Plan and LTIP. Accordingly, the Company's pro forma net income and net income per common share, assuming compensation cost was determined under SFAS No. 123, would have been the following (in millions):

YEAR ENDED DECEMBER 31,             1997              1996
-----------------------------------------------------------------
                             (in millions, except per share data)
Net income                         $166.5            $123.9
Net income per common
   share - diluted                 $ 2.68            $ 2.16

     Because the SFAS No. 123 method of accounting has not been applied to grants and awards prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

13. COMMITMENTS AND CONTINGENCIES

The Company leases land, buildings, machinery, equipment and furniture under various noncancelable operating lease agreements. At December 31, 1997, future minimum lease payments under noncancelable operating leases were as follows (in millions):


     1998                                          $10.9
     1999                                            8.5
     2000                                            6.0
     2001                                            4.0
     2002                                            2.7
     Thereafter                                     13.2
     ---------------------------------------------------
                                                   $45.3
     ===================================================

     Total lease expense under noncancelable operating leases was $16.8 million, $16.2 million, and $15.1 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company is party to various claims and lawsuits arising in the normal course of business. It is the opinion of management, after consultation with legal counsel, that those claims and lawsuits, when resolved, will not have a material adverse effect on the financial position or results of operations of the Company.

14. SEGMENT REPORTING

The Company's operations consist of the following geographic segments (in millions):

                                                 United States                     Western Europe and
YEAR ENDED DECEMBER 31, 1997                      and Canada      South America    Other International  Consolidated (1)
------------------------------------------------------------------------------------------------------------------------
Revenues:
   Net sales to unaffiliated customers              $947.5            $331.8            $1,945.1            $3,224.4
   Net sales between geographic segments              41.6               0.7               228.3                  --
------------------------------------------------------------------------------------------------------------------------
      Total revenues                                $989.1            $332.5            $2,173.4            $3,224.4
========================================================================================================================
Income from operations (2)                          $ 56.3            $ 12.5            $  243.5            $  307.1
========================================================================================================================
Identifiable assets                                 $969.0            $415.2            $1,689.0            $2,620.9
========================================================================================================================


                                                 United States                     Western Europe and
YEAR ENDED DECEMBER 31, 1996                      and Canada      South America    Other International  Consolidated (1)
------------------------------------------------------------------------------------------------------------------------
Revenues:
   Net sales to unaffiliated customers              $850.0            $ 85.2             $1,382.3            $2,317.5
   Net sales between geographic segments              38.6               2.9                149.3                  --
------------------------------------------------------------------------------------------------------------------------
      Total revenues                                $888.6            $ 88.1             $1,531.6            $2,317.5
========================================================================================================================
Income from operations (2)                          $ 46.8            $ (6.8)            $  166.3            $  206.2
========================================================================================================================
Identifiable assets                                 $867.9            $404.3             $1,258.0            $2,116.5
========================================================================================================================


                                                 United States     Western Europe and
YEAR ENDED DECEMBER 31, 1995                      and Canada      Other International    Consolidated (1)
---------------------------------------------------------------------------------------------------------
Revenues:
   Net sales to unaffiliated customers              $  807.5            $1,260.9            $2,068.4
   Net sales between geographic segments                20.2               203.9                  --
---------------------------------------------------------------------------------------------------------
                                                       827.7             1,464.8             2,068.4
   Finance Income                                       56.6                  --                56.6
---------------------------------------------------------------------------------------------------------
      Total revenues                                $  884.3            $1,464.8            $2,125.0
=========================================================================================================
Income from operations (2)                          $   65.2            $  163.9            $  227.7
=========================================================================================================
Identifiable assets                                 $1,406.8            $  943.6            $2,162.9
=========================================================================================================

(1) Consolidated information reflects the elimination of intersegment transactions. Intersegment sales are made at selling prices that are intended to reflect the market value of the products.

(2) Income from operations represents revenue less cost of goods sold, selling, general and administrative expenses, engineering expenses, nonrecurring expenses, interest expense for Agricredit-North America for the year ended December 31, 1995 and intangible asset amortization.

     Net sales by customer location for the years ended December 31, 1997, 1996 and 1995 were as follows (in millions):

                                                1997          1996          1995
----------------------------------------------------------------------------------
Net Sales:
   Europe                                     $1,616.9      $1,021.0      $  947.6
   United States                                 734.0         681.1         660.9
   South America                                 334.3         100.2          20.0
   Canada                                        182.6         153.8         134.4
   Middle East                                   105.7          92.3          79.7
   Asia                                           87.8         102.7          96.5
   Australia                                      64.3          67.0          39.5
   Africa                                         63.3          80.6          71.7
   Mexico, Central America and Caribbean          35.5          18.8          18.1
----------------------------------------------------------------------------------
                                              $3,224.4      $2,317.5      $2,068.4
==================================================================================

      Total export sales from the United States were $249.1 million in 1997, $194.5 million in 1996, and $157.7 million in 1995, with the large majority of products sold in Canada.


--------------------------------------------------------------------------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of AGCO Corporation:

     We have audited the accompanying consolidated balance sheets of AGCO CORPORATION AND SUBSIDIARIES as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AGCO Corporation and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Atlanta, Georgia
February 5, 1998

DIRECTORY


DIRECTORS

ROBERT J. RATLIFF

HENRY J. CLAYCAMP
President, Mosaix Associates

WILLIAM H. FIKE
Vice Chairman and
Executive Vice President,
Magna International,Inc.

GERALD B. JOHANNESON
President and
Chief Executive Officer,
Haworth, Inc.

RICHARD P. JOHNSTON
Chairman, RoyalPrecision, Inc.

ANTHONY D. LOEHNIS
Director of St. James' Place
Capital PLC and Chairman of its
J. Rothschild International
Marketing Limited subsidiary

ALAN S. MCDOWELL
Private Investor

HAMILTON ROBINSON, JR.
Managing Director -
Hamilton Robinson &
Company, Inc.

WOLFGANG SAUER
Principal - WS Consult-
Wolfgang Sauer & Associates
S/C Ltda.

THOMAS H. WYMAN
Former Chairman of CBS, Inc.

BOARD COMMITTEES

AUDIT COMMITTEE
Mr. Robinson, Chairman
Mr. Loehnis
Mr. McDowell
Dr. Sauer

COMPENSATION COMMITTEE
Mr. Johnston, Chairman
Mr. Fike
Mr. Loehnis
Mr. McDowell

EXECUTIVE COMMITTEE
Mr. Claycamp, Chairman
Mr. Johanneson
Mr. Johnston
Mr. Ratliff
Mr. Robinson

NOMINATING COMMITTEE
Mr. Claycamp, Chairman
Mr. Fike
Mr. McDowell

STRATEGIC PLANNING
COMMITTEE
Mr. Ratliff, Chairman
Mr. Fike
Mr. Johanneson
Dr. Sauer

SUCCESSION PLANNING
COMMITTEE
Mr. Johanneson, Chairman
Mr. Claycamp
Mr. Johnston
Mr. Robinson

EXECUTIVE OFFICERS

ROBERT J. RATLIFF
Chairman of the Board and
Chief Executive Officer

JOHN M. SHUMEJDA
President and
Chief Operating Officer

JAMES M. SEAVER
Executive Vice President,
Sales and Marketing

NORMAN L. BOYD
Vice President,
Europe/Middle East/Africa Distribution

JUDITH A. CZELUSNIAK
Vice President - Corporate Relations

LARRY W. GUTEKUNST
Vice President - Global Engineering

DANIEL H. HAZELTON
Vice President - Worldwide Parts

AARON D. JONES
Vice President -
Manufacturing and Technology

STEPHEN D. LUPTON
Vice President -
Legal Services, International

JOHN G. MURDOCH
Vice President,
North America Distribution

WILLIAM A. NIX
Vice President - Treasurer

CHRIS E. PERKINS
Vice President and
Chief Financial Officer

BRUCE W. PLAGMAN
Vice President -
North American Sales

DEXTER E. SCHAIBLE
Vice President - Global Product Development

PATRICK S. SHANNON
Vice President - Corporate Finance

MICHAEL F. SWICK
Vice President and General Counsel

EDWARD R. SWINGLE
Vice President - Parts,
North America

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
4205 River Green Parkway
Duluth, Georgia 30096
(770) 813-9200

ANNUAL MEETING
The annual meeting of the Company's stockholders will be held at 9:00 a.m. on April 29, 1998 at the offices of AGCO Corporation, 4205 River Green Parkway, Duluth, Georgia 30096.

TRANSFER AGENT & REGISTRAR
SunTrust Bank Atlanta
P.O. Box 4625
Mail Code 008
Atlanta, GA 30302

STOCK EXCHANGE
AGCO Corporation common stock (trading symbol "AG") is traded on the New York Stock Exchange.

FORM 10-K
The Form 10-K annual report to the Securities and Exchange Commission will be available to the stockholders in April upon written request to the Investor Relations Department at corporate headquarters.

AUDITORS
Arthur Andersen LLP
Atlanta, Georgia