Form 10-K, Exhibit 13
period 1998-12-31
AGCO CORP /DE
filed 1999-03-31
CIK 880266

                             SELECTED FINANCIAL DATA

          (in millions, except per share data and number of employees)


---------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                             1998        1997           1996          1995(1)        1994(1)
---------------------------------------------------------------------------------------------------------------------
Operating Results
   Net sales                                      $2,941.4    $3,224.4       $2,317.5       $2,068.4       $1,319.3
   Gross profit                                      537.3       666.8          470.3          440.7          276.3
   Income from operations(2)                         170.5       319.1          211.9          220.6          119.8
   Net income(2)                                      60.6       168.7(3)       125.9(3)       129.1          115.5(4)
   Net income per common share-diluted(2)(5)      $   0.99    $   2.71(3)    $   2.20(3)    $   2.31      $    2.35(4)
   Weighted average number of common
     and common equivalent shares
     outstanding-diluted(5)                           61.2        62.1           57.4           56.6           49.1
   Dividends declared per common share(5)         $   0.04    $   0.04       $   0.04       $   0.02      $    0.01

---------------------------------------------------------------------------------------------------------------------

Other Financial Data
   Working capital                                $1,029.9    $  884.3       $  750.5       $  661.5       $  513.9
   Total assets                                    2,750.4     2,620.9        2,116.5        1,628.6        1,399.5
   Long-term debt                                    924.2       727.4          567.1          415.9(6)       366.8
   Stockholders' equity                              982.1       991.6          774.6          588.9          476.7
   Number of employees                              10,572      11,829          7,801          5,548          5,789
---------------------------------------------------------------------------------------------------------------------


(1) AGCO sold a 51% joint venture interest in Agricredit-North America effective November 1, 1996. Accordingly, Agricredit-North America is reflected on the equity basis of accounting for the years ended December 31, 1996, 1997, and 1998. For comparative purposes, the above table also reflects Agricredit-North America on the equity basis of accounting for the years ended December 31, 1995 and 1994. If the Company's 100% interest in Agricredit-North America were reflected on a consolidated basis for the years ending December 31, 1995 and 1994, total revenues would be $2,125.0 million and $1,359.0 million, respectively, total assets would be $2,162.9 million and $1,823.3 million, respectively, and long-term debt would be $568.9 million and $589.8 million, respectively.
(2) These amounts include nonrecurring expenses of $40.0 million, $18.2 million, $22.3 million, $6.0 million and $19.5 million for the years ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively. The effect of these nonrecurring charges reduced net income per common share on a diluted basis by $0.41, $0.19, $0.25, $0.07 and $0.33 for the years ended December 31,
    1998, 1997, 1996, 1995 and 1994, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Charges for Nonrecurring Expenses."
(3) Includes extraordinary loss, net of taxes, of $2.1 million, or $0.03 per share, and $3.5 million, or $0.06 per share, for the write-off of unamortized debt costs related to the refinancing of the Company's revolving credit facility in January 1997 and March 1996, respectively.
(4) These amounts include a deferred income tax benefit of $29.9 million related to the reduction of a portion of the valuation allowance. The deferred income tax benefit had the effect of increasing net income by $29.9 million and net income per common share on a diluted basis by $0.61.
(5) Net income per common share - diluted, weighted average number of common and common equivalent shares outstanding - diluted and dividends declared per common share have been restated for all periods to reflect all stock splits.
(6) Includes $37.6 million of the Company's 6.5% Convertible Subordinated Debentures. See Note 7 to the Consolidated Financial Statements.

Trading and Dividend Information(1)

---------------------------------------------------------------
                                                      Dividends
(in dollars)             High            Low          Declared
---------------------------------------------------------------
1998
  First Quarter        $30  9/16        $26 15/16        $.01
  Second Quarter        29  7/16         20  7/16         .01
  Third Quarter         20 11/16          6  7/16         .01
  Fourth Quarter        10   3/8          5   3/4         .01
---------------------------------------------------------------


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
---------------------------------------------------------------


(1) The Company's stock trades on the New York Stock Exchange under the symbol AG. As of February 26, 1999, there were approximately 777 stockholders of record.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


TRANSACTION HISTORY

During the periods discussed below, AGCO's results of operations were significantly affected by a series of transactions that expanded the size and geographic scope of its distribution network, enabled it to offer new products and increased its manufacturing capacity. The results of operations and financial position for the years ended December 31, 1998, 1997 and 1996 were affected by the following transactions completed by the Company:

- In June 1996, the Company acquired the agricultural and industrial equipment business of Iochpe-Maxion S.A. (the "Maxion Acquisition"), which expanded its product offerings and its distribution network in South America, particularly in Brazil.

- In July 1996, the Company acquired certain assets of Western Combine Corporation and Portage Manufacturing, Inc., which were the Company's suppliers of Massey Ferguson combines and other harvesting equipment sold in North America (the "Western Combine Acquisition"). The Western Combine Acquisition provided the Company with access to advanced technology and increased the Company's gross profit margin on certain combines and harvesting equipment sold in North America.

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

- In January 1997, the Company acquired the operations of Xaver Fendt GmbH & Co. KG ("Fendt"), a manufacturer and distributor of tractors, primarily in Germany and throughout Europe and Australia (the "Fendt Acquisition"). The Fendt Acquisition added a new line of tractors to the Company's product offerings and expanded the Company's market presence in Germany and throughout Europe and Australia. In December 1997, the Company sold Fendt's caravan and motor home business in order to focus on its core agricultural equipment business (the "Fendt Caravan Sale").

- In December 1997, the Company acquired the remaining 68% of Dronningborg Industries a/s (the "Dronningborg Acquisition"), the Company's supplier of combine harvesters sold under the Massey Ferguson brand name in Europe. The Company previously owned 32% of this combine manufacturer which developed and manufactured combine harvesters exclusively for AGCO. The Dronningborg Acquisition enabled the Company to achieve certain synergies within its worldwide combine manufacturing and increased the Company's gross profit margin on combines sold primarily in Europe.

- In December 1997, the Company sold 50% of Deutz Argentina's engine production and distribution business to Deutz AG, a global supplier of diesel engines. This joint venture (the "Engine Joint Venture") will allow the Company to share in research and development costs and gain access to advanced technology.

- In May 1998, the Company acquired the distribution rights for the Massey Ferguson brand in Argentina (the "MF Argentina Acquisition"). The MF Argentina Acquisition expanded the Company's distribution network in the second largest market in South America.

- In July 1998, the Company acquired the Spra-Coupe product line, a brand of agricultural sprayers sold primarily in North America (the "Spra-Coupe Acquisition"). In October 1998, the Company acquired the Willmar product line, a brand of agricultural self-propelled sprayers, spreaders and loaders sold primarily in North America (the "Willmar Acquisition"). The Spra-Coupe and Willmar Acquisitions expanded the Company's product offerings to include a full line of self-propelled sprayers.

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

      The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items included in the Company's Consolidated Statements of Income:

-----------------------------------------------------------------------
 Year Ended December 31,               1998         1997          1996
-----------------------------------------------------------------------
Net sales                              100.0%       100.0%        100.0%
Cost of goods sold                      81.7         79.3          79.7
-----------------------------------------------------------------------
  Gross profit                          18.3         20.7          20.3
Selling, general and
  administrative expenses                9.2          8.5           9.0
Engineering expenses                     1.9          1.7           1.2
Nonrecurring expenses                    1.4          0.6           1.0
-----------------------------------------------------------------------
  Income from operations                 5.8          9.9           9.1
Interest expense, net                    2.3          1.7           1.4
Other expense, net                       1.0          0.6           0.3
-----------------------------------------------------------------------
  Income before income taxes,
    equity in net earnings
    of affiliates and
    extraordinary loss                   2.5          7.6           7.4
Provision for income taxes               0.9          2.7           2.6
-----------------------------------------------------------------------
  Income before equity in net
    earnings of affiliates and
    extraordinary loss                   1.6          4.9           4.8
Equity in net earnings
  of affiliates                          0.5          0.4           0.8
-----------------------------------------------------------------------
  Income before
    extraordinary loss                   2.1          5.3           5.6
Extraordinary loss,
  net of taxes                            --         (0.1)         (0.2)
-----------------------------------------------------------------------
    Net income                           2.1%         5.2%          5.4%
=======================================================================


YEAR ENDED DECEMBER 31, 1998 COMPARED TO
YEAR ENDED DECEMBER 31, 1997

The Company recorded net income for 1998 of $60.6 million compared to $168.7 million for 1997. Net income per common share on a diluted basis was $0.99 for 1998 compared to $2.71 in 1997. Net income for 1998 included nonrecurring expenses of $40.0 million, or $0.41 per common share on a diluted basis, primarily related to reductions in the Company's worldwide workforce (see "Nonrecurring Expenses"). Net income for 1997 included nonrecurring expenses of $18.2 million, or $0.19 per share on a diluted basis, primarily related to the restructuring of the Company's European Operations, the integration of the Deutz Argentina and Fendt operations and executive severance costs. In addition, net income for 1997 included an extraordinary loss of $2.1 million, or $0.03 per share on a diluted basis, for the write-off of unamortized debt costs related to the refinancing of the Company's revolving credit facility (see "Liquidity and Capital Resources"). The results for 1998 were negatively impacted by lower sales and operating margins caused by unfavorable industry conditions, lower production, lower price realization and the negative impact of currency translation.


RETAIL SALES

Global demand for agricultural equipment weakened in the second half of 1998 in most major markets. The industry decline was primarily due to the effects of high global commodity stocks and lower export demand for farm commodities which resulted in lower commodity prices. These conditions have the effect of reducing farm income thereby reducing demand for new equipment purchases. In many markets, this impact offset relatively favorable industry demand in the first half of the year.

      In the United States and Canada, industry unit retail sales of tractors increased approximately 4% in 1998 over 1997 despite declining in the second half of the year. Industry retail sales of combines declined approximately 4% compared to 1997. Company retail sales of tractors were 2% higher than 1997 and Company retail sales of combines were 9% below the prior year. The Company's combine sales were negatively impacted relative to the industry primarily due to lower 1998 pre-season sales and new product introductions by competitors.

      In Western Europe, industry unit retail sales of tractors in 1998 decreased approximately 3% compared to 1997. Industry results were mixed with significant declines experienced in the United Kingdom and Scandinavia offset by increases in Germany and Italy. Company retail sales of tractors decreased approximately 6% in 1998 compared to 1997. The Company's retail sales were negatively impacted by sales declines of the Massey Ferguson high horse-power tractors and aggressive pricing in this segment of the market.

      In South America, industry unit retail sales of tractors in 1998 decreased approximately 5% compared to 1997. Industry results in 1998 were also mixed in this region with favorable industry results in Brazil offset by industry declines in Argentina and the remaining markets. Company retail sales of tractors were 2% below 1997, thereby slightly outperforming the market primarily due to favorable acceptance of new product introductions.

      In other international markets, industry unit retail sales of tractors were lower than 1997, particularly in Asia and Africa. The Company also experienced lower retail sales in these markets.


STATEMENT OF INCOME

Net sales for 1998 were $2.9 billion compared to $3.2 billion in 1997. This decline primarily reflects lower retail demand in the majority of markets throughout the world. Net sales for 1998 were also negatively impacted by the Fendt Caravan Sale and Engine Joint Venture divestitures and the negative impact on foreign currency translation due to the strengthening of the U.S. dollar against most European currencies. Net sales for 1998 were positively impacted by the Dronningborg, MF Argentina, Spra-Coupe and Willmar Acquisitions. Excluding the impact of currency translation, acquisitions and divestitures, net sales decreased approximately 6% compared to 1997.

      On a regional basis, net sales in North America decreased $15.7 million, or 1.6%, compared to 1997, primarily due to unfavorable market conditions which particularly impacted sales of combines and replacement parts. In the Europe/Africa/Middle East region, net sales in 1998 declined $183.6 million, or 10.3%, compared to 1997 primarily due to unfavorable industry conditions, the impact of the Fendt Caravan Sale, and the negative impact of foreign currency translation. Net sales in South America decreased $19.0 million, or 5.7%, for 1998 compared to 1997, primarily due to the impact of the Engine Joint Venture and the negative impact of foreign exchange. In the East Asia/Pacific region, net sales declined $64.7 million, or 42.5%, for 1998 compared to 1997, primarily due to depressed industry conditions resulting from the Asian currency devaluation and the negative impact of currency translation.

      Income from operations was $170.5 million for 1998 compared to $319.1 million in 1997. Excluding nonrecurring expenses (see "Nonrecurring Expenses"), operating income for 1998 was $210.5 million, or 7.2% of net sales, compared to $337.3 million, or 10.5% of net sales, for 1997. The reduction in operating margin was a result of lower gross margins, higher selling, general and administrative expenses ("S,G&A expenses") and higher engineering expenses as a percentage of net sales. Gross margins of 18.3% for 1998 were lower than gross margins of 20.7% for 1997 due to lower production overhead absorption, lower price realization in the majority of markets, and unfavorable foreign currency exchange relating primarily to the weakening of the Canadian dollar in relation to the U.S. dollar and the strengthening of the British pound compared to other European currencies. The Company lowered 1998 tractor and combine unit production volumes by approximately 13% to reduce inventory levels in response to weakening industry conditions. Price realization in 1998 was impacted by a more competitive market environment and higher discounts to liquidate older, slower-moving inventory. S,G&A expenses for 1998 were $270.7 million, or 9.2% of net sales, compared to $275.4 million, or 8.5% of net sales, for 1997. As a percentage of net sales, S,G&A expenses were higher in 1998 due to the lower sales volumes and Year 2000 costs recorded in 1998 (see "Year 2000"). Engineering expenses for 1998 were $56.1 million, or 1.9% of net sales, compared to $54.1 million, or 1.7% of net sales, for 1997. As a percentage of net sales, engineering expenses were higher in 1998 primarily due to lower sales volumes and higher expenses due to the Dronningborg Acquisition.

      Interest expense, net was $67.7 million in 1998 compared to $53.5 million in 1997. The higher expense was primarily due to additional borrowings to fund the Company's recent acquisitions, common stock repurchases in the second quarter of 1998 and higher levels of working capital.

      Other expense, net was $28.5 million in 1998 compared to $19.9 million in 1997. The increase in other expense primarily relates to increased hedging costs and foreign exchange losses in addition to higher amortization of intangibles due to the Company's recent acquisitions.

      The Company recorded an income tax provision of $27.5 million in 1998 compared to $87.5 million in 1997. The Company's effective tax rate increased in 1998 compared to 1997 due to a change in the mix of income to jurisdictions with higher tax rates.

      Equity in net earnings of affiliates was $13.8 million in 1998 compared to $12.6 million in 1997. The increase primarily related to increased earnings in the Company's retail finance joint ventures.


YEAR ENDED DECEMBER 31,1997 COMPARED TO
YEAR ENDED DECEMBER 31,1996

The Company recorded net income for the year ended December 31, 1997 of $168.7 million compared to $125.9 million for the year ended December 31, 1996. Net income per common share on a diluted basis was $2.71 for 1997 compared to $2.20 for 1996. Net income for 1997 included nonrecurring expenses of $18.2 million, or $0.19 per share on a diluted basis, primarily related to the restructuring of the Company's European operations, the integration of the Deutz Argentina and Fendt operations and executive severance costs (see "Nonrecurring Expenses"). In addition, net income for 1997 included an extraordinary after-tax charge of $2.1 million, or $0.03 per share on a diluted basis, for the write-off of unamortized debt costs related to the refinancing of the Company's revolving credit facility (see "Liquidity and Capital Resources"). Net income for 1996 included nonrecurring expenses of $22.3 million, or $0.25 per share on a diluted basis, primarily related to the restructuring of the Company's European operations, the integration and restructuring of the Company's Brazilian operations acquired in the Maxion Acquisition and executive severance costs (see "Nonrecurring Expenses"). In addition, net income for 1996 included an extraordinary after-tax charge of $3.5 million, or $0.06 per share on a diluted basis, for the write-off of unamortized debt costs related to the refinancing of the Company's revolving credit facility and a gain on the Agricredit Sale of $4.7 million, or $0.05 per share on a diluted basis. The Company's improved results for 1997 primarily reflected the positive impact of the Fendt Acquisition completed in January 1997 and improved operating margins, particularly in the Company's South American operations, partially offset by the negative currency translation effect of the strengthening dollar against most European currencies.


RETAIL SALES

Conditions in the United States and Canadian agricultural markets were favorable in 1997 compared to 1996. Industry unit retail sales of tractors, combines and hay and forage equipment for 1997 increased approximately 12%, 9% and 8%, respectively, over 1996. The Company believes general market conditions were positive due to favorable economic conditions relating to high net cash farm incomes, stable commodity prices and strong domestic and export demand of commodities. Company unit retail sales of tractors in the United States and Canada increased 5% in 1997 compared to 1996 and were negatively impacted by a change in the timing of the Massey Ferguson volume bonus plan from January 1997 to December 1996. Company unit retail sales of combines in the United States and Canada for 1997 were flat compared to 1996. Company hay and forage equipment retail sales increased in line with the industry compared to the prior year primarily due to new products and improvements in the dairy and cattle industry. The

Company believes that aggressive competitor pricing and the introduction of certain new products contributed to the strong industry growth while the Company maintained its focus on improved profit margins.

      Industry conditions in Western Europe showed mixed results in 1997 with unit retail sales of tractors decreasing approximately 3% compared to 1996 primarily due to declines in the U.K., France and Germany. The industry decline was partially due to farm consolidation in Western Europe and the relatively strong retail sales of tractors in 1996. Company unit retail sales of tractors in Western Europe, including sales of Fendt tractors in both periods, decreased in line with the industry compared to 1996. In addition to the industry conditions, the strength of the British pound against other European currencies also had a negative impact on sales and gross margins of the Company's tractors produced in the U.K.

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


STATEMENT OF INCOME

Net sales for 1997 increased 39.1% to $3.2 billion compared to $2.3 billion for 1996. The increase was primarily the result of the Company's recent acquisitions. This increase was partially offset by the negative currency translation effect of the strengthening dollar against most European currencies. Net sales for 1997 were approximately $181.0 million lower than they would have been at 1996 foreign exchange rates. On a regional basis in 1997, the Company experienced increased net sales of $94.0 million, or 10.9% over 1996, in North America primarily due to the strong industry and introduction of new products. The Company achieved net sales increases in the Europe/Africa/Middle East region of $596.5 million, or 50.3% over 1996, primarily resulting from the Fendt Acquisition, which was acquired effective January 1, 1997. In South America, the Company achieved net sales increases of $234.0 million, or 233% over 1996, primarily related to the impact of acquired operations in Brazil and Argentina, acquired in June 1996 and December 1996, respectively. In the Asia/Pacific region, net sales in 1997 decreased $17.6 million, or 10.4%, compared to 1996, primarily due to weak economic conditions in Asia.

      Income from operations was $319.1 million in 1997 compared to $211.9 million in 1996. Excluding nonrecurring expenses, operating income for 1997 was $337.3 million or 10.5% of net sales, compared to $234.2 million, or 10.1% of net sales, in 1996. The improvement in operating margin in 1997 was the result of higher gross margins and lower S,G&A expenses as a percent of net sales. Gross profit for 1997 was $666.8 million, or 20.7% of net sales, as compared to $470.3 million, or 20.3% of net sales, for 1996. Gross margins were favorably impacted by cost reduction efforts, particularly in the Company's South American operations, partially offset by the negative effect of foreign exchange related to the Company's products sourced from the U.K., resulting from the strength of the British pound. S,G&A expenses were $275.4 million, or 8.5% of net sales, for 1997 compared to $208.4 million, or 9.0% of net sales, for 1996. The decrease in S,G&A expenses as a percentage of net sales was primarily due to a decrease in the amortization of stock-based compensation expense of $5.2 million related to the Company's long-term incentive plan. Excluding the amortization expense related to the long-term incentive plan, S,G&A expenses were $260.5 million, or 8.1% of net sales, in 1997 compared to $188.3 million, or 8.1% of net sales, in 1996. Excluding the amortization expense related to the long-term incentive plan, S,G&A expenses as a percentage of net sales in 1997 were equal to 1996 primarily due to cost reduction initiatives in the Company's European operations offset by increased marketing expenses related to new product introductions. The cost reduction efforts involved the centralization of certain selling, general and administrative functions (see "Nonrecurring Expenses"). Engineering expenses were $54.1 million, or 1.7% of net sales, for 1997 compared to $27.7 million, or 1.2% of net sales, for 1996. The increase in engineering expenses as a percentage of net sales compared to 1996 primarily related to the higher level of engineering expenses in the newly acquired Fendt operations relative to the Company's other operations.

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

      Equity in net earnings of affiliates was $12.6 million in 1997 compared to $17.7 million in 1996. The decrease in income was primarily due to a decrease in net income recognized relating to Agricredit-North America. As a result of the Agricredit Sale in November 1996, the Company recognized only 49% of net income of the North American retail finance company in 1997 compared to 100% through October 31, 1996.

QUARTERLY RESULTS

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

----------------------------------------------------------------------------------------------------------------------------------
  Three Months Ended                                                           March 31     June 30    September 30   December 31
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       (in millions, except per share data)
 1998:
   Net sales                                                                  $   701.5    $   816.1    $   665.7    $   758.1
   Gross profit                                                                   144.5        156.5        131.2        105.1
   Income from operations(1)                                                       67.9         73.2         46.1        (16.7)
   Net income(1)                                                                   32.7         32.3         17.9        (22.3)
   Net income per common share - diluted(1)                                        0.52         0.52         0.30        (0.37)

1997:
   Net sales                                                                  $   704.3    $   871.9    $   759.5    $   888.7
   Gross profit                                                                   134.3        175.8        169.5        187.2
   Income from operations(1)                                                       56.6         89.2         82.4         90.9
   Income before extraordinary loss(1)                                             27.8         48.8         44.2         50.0
   Net income(1)(2)                                                                25.7         48.8         44.2         50.0
   Net income per common share before extraordinary loss - diluted(1)(2)           0.47         0.77         0.70         0.79
----------------------------------------------------------------------------------------------------------------------------------

(1) The 1998 operating results include nonrecurring expenses of $40.0 million, or $0.42 per share, for the three months ended December 31, 1998. The 1997 operating results include nonrecurring expenses of $2.6 million, or $0.03 per share, for the three months ended March 31, 1997, $5.2 million, or $0.05 per share, for the three months ended June 30, 1997, $4.9 million, or $0.05 per share, for the three months ended September 30, 1997 and $5.5 million, or $0.06 per share, for the three months ended December 31, 1997.

(2) The 1997 operating results include an extraordinary after-tax loss of $2.1 million, or $0.03 per share, for the write-off of unamortized debt costs related to the refinancing of the Company's revolving credit facility for the three months ended March 31, 1997.

To the extent possible, the Company attempts to ship products to its dealers on a level basis throughout the year to reduce the effect of seasonal demands on its manufacturing operations and to minimize investments in inventory. However, retail sales of agricultural equipment are highly seasonal, with farmers traditionally purchasing agricultural equipment in the spring and fall in conjunction with the major planting and harvesting seasons. The Company's net sales and income from operations have historically been the lowest in the first quarter and have increased in subsequent quarters as dealers increase inventory in anticipation of increased retail sales in the third and fourth quarters. The Company's results in the fourth quarter of 1998 reflect the impact of lower sales due to weakening industry conditions, a significant reduction in worldwide production resulting in low production overhead absorption and increased competitive pricing environment in certain markets.


LIQUIDITY AND CAPITAL RESOURCES

The Company's financing requirements are subject to variations due to seasonal changes in inventory and dealer receivable levels. Internally generated funds are supplemented when necessary from external sources, primarily the Company's revolving credit facility. In January 1997, the Company replaced its $650.0 million unsecured revolving credit facility with a new $1.2 billion unsecured revolving credit facility (the "January 1997 Credit Facility"). The January 1997 Credit Facility is the Company's primary source of financing. In March 1997, the lending commitment for the January 1997 Credit Facility was reduced by $141.2 million which represented the proceeds to the Company, net of underwriting discounts, from the Company's common stock offering. Effective January 1, 1999, lending commitments under the January 1997 Credit Facility were further reduced to $1.0 billion. Borrowings under the January 1997 Credit Facility may not exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. As of December 31, 1998, approximately $661.2 million was outstanding under the January 1997 Credit Facility and available borrowings, based on the lending commitment of $1 billion, were approximately $338.6 million. Total long-term debt for the Company increased from $727.4 million at December 31, 1997 to $924.2 million at December 31, 1998.

      In December 1997, the Company's Board of Directors authorized the repurchase of up to $150.0 million of its outstanding common stock. As of December 31, 1998, the Company has repurchased approximately 3.5 million shares of its common stock at a cost of approximately $88.1 million. The purchases are made through open market transactions, and the timing and number of shares purchased depends on various factors, such as price and other market conditions.

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

      The Company's working capital requirements are seasonal, with investments in working capital typically building in the first half of the year and then reducing in the second half of the year. The Company had $1,029.9 million of working capital as of December 31, 1998 compared to $884.3 million as of December 31, 1997. The increase in working capital was primarily due to working capital acquired in the Company's recent acquisitions and lower accounts payables due to lower production volume in 1998 compared to 1997.

      Cash flow provided by operating activities was $11.2 million for 1998, $100.0 million for 1997, and $206.7 million for 1996. The decrease in operating cash flow for 1998 compared to 1997 was primarily due to lower net income, a lower provision for deferred income taxes primarily due to the utilization of net operating losses in 1997, and lower accounts payable. This impact was offset to some extent by a lower use of cash for receivables and inventories in 1998 compared to 1997. In response to the weakening industry conditions, the Company reduced production levels, particularly in the second half of 1998. The lower production levels had the effect of generating positive cash flow by reducing the Company's receivables and inventory levels, partially offset by reducing payables due to lower raw material requirements.

      The operating cash flow for 1996 was impacted favorably by the collection in 1996 of unusually high accounts receivable levels at December 31, 1995. The 1995 international receivables were unusually high due to the timing of shipments of tractors in Western Europe which were delayed until the fourth quarter of 1995 due to tire supply shortages resulting from a labor strike of a major supplier. While this tire shortage impacted the Company's cash flow at that time, the Company has alternative sources of supply and adequate borrowing availability should a similar situation occur in the future. Excluding this impact, cash flow provided by operating activities for 1997 was lower compared to 1996 primarily due to increases in inventory compared to the prior year partially caused by higher inventory levels related to the introduction of new tractors sourced from the Company's U.K. and France production facilities and increased accounts receivable related to sales growth in certain markets that require longer than average payment terms.

      Capital expenditures were $61.0 million in 1998, $72.1 million in 1997 and $45.2 million in 1996. For all years, the Company's capital expenditures related to the development of new and existing products as well as the maintenance and improvement of existing facilities. The decrease in capital expenditures in 1998 compared to 1997 was due to lower capital requirements for new products. The increase in capital expenditures in 1997 compared to 1996 was primarily due to capital expenditures at Fendt. The Company currently estimates that aggregate capital expenditures for 1999 will range from approximately $55 million to $65 million and will primarily be used to support the development and enhancement of new and existing products. The capital expenditures for 1999 are expected to be funded with cash flows from operations.

      The Company's debt to capitalization ratio was 48.5% at December 31, 1998 compared to 42.3% at December 31, 1997. The increase in the debt to capitalization ratio was primarily due to the common stock repurchases and acquisitions completed in 1998.

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


NONRECURRING EXPENSES

In 1998, the Company recorded nonrecurring expenses of $40.0 million primarily related to severance and related costs associated with the reduction in the Company's worldwide permanent workforce of approximately 1,400 employees. These headcount reductions were made to address the negative market conditions which are expected to adversely affect demand in the majority of markets. The headcount reductions are expected to result in cost savings related to manufacturing costs and S,G&A expenses.

      In 1997, the Company recorded nonrecurring expenses of $18.2 million which consisted of (i) $15.0 million related to the restructuring of the Company's European operations and the integration of the Deutz Argentina and Fendt operations, acquired in December 1996 and January 1997, respectively, and (ii) $3.2 million related to executive severance. The costs associated with the restructuring and integration activities primarily related to the centralization and rationalization of certain manufacturing, selling and administrative functions in addition to the rationalization of a small portion of the Company's European dealer network. These restructuring and integration activities resulted in cost savings related to manufacturing costs and selling, general and administrative expenses. In addition, the European dealer rationalization is expected to improve long-term sales in certain markets.

      In 1996, the Company recorded nonrecurring expenses of $22.3 million which consisted of (i) $15.0 million related to the restructuring of the Company's European operations and the integration and restructuring of the Company's Brazilian operations, acquired in the Maxion Acquisition in June 1996, and (ii) $7.3 million related to executive severance. The European restructuring costs are primarily related to the centralization of certain parts warehousing, administrative, sales and marketing functions. As a result of these actions, the Company achieved savings in reduced selling, general and administrative expenses primarily relating to the Company's parts warehousing, finance, dealer communications, sales and marketing functions. The Brazilian integration costs are primarily related to the rationalization of manufacturing, sales and administrative functions designed to resize the operations to then existing sales and production volumes. The Company achieved savings from the integration and restructuring of the Brazilian operations resulting primarily in reduced selling, general and administrative expenses and product cost reductions.

OUTLOOK

The Company's operations are subject to the cyclical nature of the agricultural industry. Sales of the Company's equipment have been and are expected to continue to be affected by changes in net cash farm income, farm land values, weather conditions, the demand for agricultural commodities and general economic conditions.

      Global demand for agricultural equipment weakened in the second half of 1998 in most major markets. Economic uncertainty coupled with low commodity prices caused by strong harvests and reduced export demand of commodities are expected to continue to adversely affect agricultural equipment sales in the world's significant markets. In 1999, retail demand in North America is expected to decrease 15-20% due to the continued impact that low commodity prices will have on net cash farm income. In Western Europe, retail demand in 1999 is expected to decline 5-10% due to uncertainty surrounding the Common Agricultural Policy reforms discussions and projected lower European Union farm income. Retail demand in 1999 in South America is expected to decline 10-15% resulting from the recent Brazilian currency devaluation and economic uncertainty in the region. In other international markets, retail demand in 1999 is expected to decline due to continued weak economic conditions in many regions.

      As a result of these conditions, the Company has taken and will continue to take aggressive actions to reduce manufacturing overheads and operating expenses in order to resize the business in line with anticipated lower levels of demand. In addition, the Company has reduced its production schedules in 1999 compared to 1998 to minimize its investments in inventories and receivables. Based on these conditions, the Company expects to remain profitable in 1999 but below 1998 levels. The Company will focus its efforts in 1999 on generating strong cash flow and on its long-term growth and profit improvement initiatives.


FOREIGN CURRENCY RISK MANAGEMENT

The Company has significant manufacturing operations in the United States, the United Kingdom, France, Germany, Denmark and Brazil, and it purchases a portion of its tractors, combines and components from third party foreign suppliers primarily in various European countries and in Japan. The Company also sells products in over 140 countries throughout the world. The Company's most significant transactional foreign currency exposures are the Canadian dollar in relation to the U.S. dollar and the British pound in relation to other European currencies. Fluctuations in the value of foreign currencies create exposures which can adversely affect the Company's results of operations.

      The Company attempts to manage its transactional foreign exchange exposure by hedging identifiable foreign currency cash flow commitments arising from receivables, payables, and expected purchases and sales. Where naturally offsetting currency positions do not occur, the Company hedges certain of its exposures through the use of foreign currency forward contracts. The Company's hedging policy prohibits foreign currency forward contracts for speculative trading purposes. The Company's translation exposure resulting from translating the financial statements of foreign subsidiaries into U.S. dollars is not hedged. When practical, this translation impact is reduced by financing local operations with local borrowings.

      The following is a summary of foreign currency forward contracts used to hedge currency exposures. All contracts have a maturity of less than one year. The net notional amounts and fair value gains or losses as of December 31, 1998 stated in U.S. dollars are as follows (in millions):

-------------------------------------------------------------
                             Net
                           Notional    Average       Fair
                            Amount    Contract       Value
                          Buy/(Sell)    Rate*     Gain/(Loss)
-------------------------------------------------------------
 Australian dollar          $  3.7        1.61       $(0.1)
 Austrian shilling            (3.5)      11.85           -
 Belgian franc                (3.1)      34.91           -
 British pound                40.7        0.60        (0.3)
 Canadian dollar             (13.8)       1.53         0.1
 Danish krone                 16.9        6.25        (0.3)
 Dutch guilder                14.3        1.89         0.1
 French franc                173.0        5.74         3.8
 German mark                (100.6)       1.64         1.7
 Greek drachma                (5.6)     284.49        (0.1)
 Irish punt                   (4.0)       0.68        (0.1)
 Italian lira                 32.5    1,651.70           -
 Japanese yen                 (3.4)     103.63         0.3
 Spanish peseta               (6.6)     145.02        (0.1)
 Other                         0.5                     0.2
-------------------------------------------------------------
                            $141.0                    $5.2
=============================================================

*per U. S. dollar

      Because these contracts were entered into for hedging purposes, the gains and losses on the contracts would largely be offset by gains and losses on the underlying firm commitment.

      Since December 31, 1998, the Brazilian currency has devalued significantly. The devaluation will have the result of decreasing the Company's stockholders' equity and reducing the value of sales of the Brazilian subsidiary when translated into U.S. dollars. As of January 31, 1999, the translation of the Brazilian financial statements resulted in a decrease to stockholders' equity of approximately $95 million.


INTEREST RATES

The Company manages its debt structure and interest rate risk through the use of fixed and floating rate debt. The fixed rate debt is primarily the 8 1/2% Senior Subordinated Notes due 2006. The floating rate debt is primarily the January 1997 Credit Facility (see "Liquidity and Capital Resources"). The Company's net exposure to interest rate risk consists of its floating rate debt which is tied to changes in U.S. and European libor rates. Assuming a 10% increase in interest rates, interest expense, net for 1998 would have increased by approximately $4.6 million.


YEAR 2000

The Company has assessed the impact of the Year 2000 issue on its reporting systems and operations. Based on its assessment, the Company has developed a Year 2000 compliance plan, in which all key information systems are being tested and all noncompliant software or technology is being modified or replaced. This review included all information technology systems and embedded systems in the Company's manufacturing equipment, facility equipment and in the Company's products. The Company is also reviewing the Year 2000 compliance status and compatibility of customers' and suppliers' systems which interface with the Company's systems or could impact the Company's operations.

      The Company has completed the majority of the necessary modifications to its information technology systems and plans to complete testing of its systems for Year 2000 compliance during 1999. During 1998, the Company reviewed a majority of its embedded systems and identified a small percentage of systems with Year 2000 problems. The Company expects to have these affected systems replaced or corrected by mid-1999 and to complete testing of all systems during 1999. Based on its reviews, the Company estimates that the required costs to modify existing computer systems and applications will be approximately $10 million to $12 million of which $5.9 million has been incurred to date. The remaining costs will be incurred in 1999.

      While the Company believes that its plans are adequate to ensure that the Year 2000 issue will not materially impact future operations, the risks of these plans not being adequate or the risk that the Company's major customers and suppliers do not modify or replace their affected systems could have a material adverse impact on the Company's results of operations or financial condition in the future. Failure by the Company or its customers or suppliers to resolve the Year 2000 problem could result in a temporary slowdown or cessation of manufacturing operations at one or more of the Company's facilities and a temporary inability of the Company to process some orders and to deliver some finished products to customers. The Company is currently identifying and considering various contingency options, to minimize the risks of any Year 2000 problems.


EURO CURRENCY

The Company has established the capability to trade in the Common European currency (the "Euro") in all European locations beginning January 1, 1999. The Company began communicating with suppliers, dealers and financial institutions in 1998 and has formulated a transition plan to move to a Euro based business in 2001. The Company does not expect its competitive position (including pricing, purchasing contracts and systems modifications) to be materially affected by the change to the Euro.


ACCOUNTING CHANGES

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will be required to adopt the new statement in 2000. The Company has not yet quantified the financial impact of adopting SFAS No. 133 and has not determined the method of adoption. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

      Effective December 31, 1998, the Company adopted SFAS No. 132, "Employer's Disclosures About Pensions and Other Postretirement Benefits," which revises disclosure requirements related to the Company's employee benefit plans and postretirement benefits, and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which revises disclosure requirements related to segment reporting. SFAS No. 132 and SFAS No. 131 require disclosure only; therefore their adoption had no impact on the Company's financial position or results of operations.

      Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires disclosures regarding the Company's comprehensive income defined as the total of net income and all other non-owner changes in equity. SFAS No. 130 requires disclosure only; therefore its adoption had no impact on the Company's financial position or results of operations.


FORWARD LOOKING STATEMENTS

Certain information included in Management's Discussion and Analysis of Financial Condition and Results of Operations constitute forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including the information set forth under "--Outlook". Although the Company believes that the expectations reflected in such forward looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Additionally, the Company's financial results are sensitive to movement in interest rates and foreign currencies, as well as general economic conditions, pricing and product actions taken by competitors, production disruptions and changes in environmental, international trade and other laws which impact the way in which it conducts its business. Important factors that could cause actual results to differ materially from the Company's current expectations are disclosed in conjunction with the Company's filings with the Securities and Exchange Commission.

                        CONSOLIDATED STATEMENTS OF INCOME
                      (in millions, except per share data)


----------------------------------------------------------------------------------------------------------
Year Ended December 31,                                                        1998      1997      1996
----------------------------------------------------------------------------------------------------------
Net sales                                                                    $2,941.4  $3,224.4   $2,317.5
Cost of goods sold                                                            2,404.1   2,557.6    1,847.2
----------------------------------------------------------------------------------------------------------
  Gross profit                                                                  537.3     666.8      470.3

Selling, general and administrative expenses                                    270.7     275.4      208.4
Engineering expenses                                                             56.1      54.1       27.7
Nonrecurring expenses                                                            40.0      18.2       22.3
----------------------------------------------------------------------------------------------------------
  Income from operations                                                        170.5     319.1      211.9

Interest expense, net                                                            67.7      53.5       32.7
Other expense, net                                                               28.5      19.9        7.6
----------------------------------------------------------------------------------------------------------
Income before income taxes, equity in net earnings of affiliates and
  extraordinary loss                                                             74.3     245.7      171.6
Provision for income taxes                                                       27.5      87.5       59.9
----------------------------------------------------------------------------------------------------------
Income before equity in net earnings of affiliates and extraordinary loss        46.8     158.2      111.7
Equity in net earnings of affiliates                                             13.8      12.6       17.7
----------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                                 60.6     170.8      129.4
Extraordinary loss, net of taxes                                                   --      (2.1)      (3.5)
----------------------------------------------------------------------------------------------------------
Net income                                                                   $   60.6  $  168.7   $  125.9
==========================================================================================================
Net income per common share:
  Basic:
   Income before extraordinary loss                                          $   1.01  $   2.82  $    2.44
   Extraordinary loss                                                              --     (0.03)     (0.07)
---------------------------------------------------------------------------------------------------------
   Net Income                                                                $   1.01  $   2.79  $    2.37
==========================================================================================================
  Diluted:
   Income before extraordinary loss                                          $   0.99  $   2.74  $    2.26
   Extraordinary loss                                                              --     (0.03)     (0.06)
---------------------------------------------------------------------------------------------------------
   Net Income                                                                $   0.99  $   2.71  $    2.20
==========================================================================================================
Weighted average number of common and common equivalent
  shares outstanding:
  Basic                                                                          59.7      60.4       53.0
==========================================================================================================
  Diluted                                                                        61.2      62.1       57.4
==========================================================================================================

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                              (dollars in millions)


---------------------------------------------------------------------------------------------------------
December 31,                                                                         1998          1997
---------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                                                       $     15.9   $     31.2
  Accounts and notes receivable, net of allowances                                   1,016.3        997.2
  Inventories, net                                                                     671.6        622.7
  Other current assets                                                                  86.7         63.7
---------------------------------------------------------------------------------------------------------
     Total current assets                                                            1,790.5      1,714.8
Property, plant and equipment, net                                                     417.6        403.7
Investments in affiliates                                                               95.2         87.6
Other assets                                                                            76.6         75.8
Intangible assets, net                                                                 370.5        339.0
---------------------------------------------------------------------------------------------------------
     Total assets                                                                 $  2,750.4   $  2,620.9
=========================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                                                $    287.0   $    367.5
  Accrued expenses                                                                     428.0        430.0
  Other current liabilities                                                             45.6         33.0
---------------------------------------------------------------------------------------------------------
     Total current liabilities                                                         760.6        830.5
---------------------------------------------------------------------------------------------------------
Long-term debt                                                                         924.2        727.4
Postretirement health care benefits                                                     24.5         24.5
Other noncurrent liabilities                                                            59.0         46.9
---------------------------------------------------------------------------------------------------------
     Total liabilities                                                               1,768.3      1,629.3
Commitments and Contingencies (Note 11)
Stockholders' Equity:
  Common stock; $0.01 par value, 150,000,000 shares authorized, 59,535,921 and
     62,972,423 shares issued and outstanding in 1998 and 1997, respectively             0.6          0.6
  Additional paid-in capital                                                           427.3        515.0
  Retained earnings                                                                    635.8        577.6
  Unearned compensation                                                                (11.1)       (20.0)
  Accumulated other comprehensive income                                               (70.5)       (81.6)
---------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                        982.1        991.6
---------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                   $  2,750.4   $  2,620.9
=========================================================================================================

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                              (dollars in millions)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            ADDITIONAL
                                         COMMON STOCK     ADDITIONAL                          MINIMUM     CUMULATIVE     TOTAL
                                      ------------------   PAID-IN    RETAINED   UNEARNED     PENSION    TRANSLATION  STOCKHOLDERS'
                                      SHARES      AMOUNT   CAPITAL    EARNINGS COMPENSATION  LIABILITY    ADJUSTMENT     EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995          50,557,040   $  0.5   $  307.2    $  287.7    $ (22.6)   $  (2.6)     $   18.7    $  588.9
  Net income                                --       --         --       125.9         --         --            --       125.9
  Issuance of restricted stock         474,500       --       13.7          --      (13.7)        --            --          --
  Conversions of subordinated
   debentures into
   common stock                      5,916,319      0.1       37.5          --         --         --            --        37.6
  Stock options exercised              312,292       --        1.7          --         --         --            --         1.7
  Common stock dividends
   ($0.04 per common share)                 --       --         --        (2.2)        --         --            --        (2.2)
  Amortization of unearned
   compensation                             --       --         --          --       18.5         --            --        18.5
  Additional minimum
   pension liability                        --       --         --          --         --        2.6            --         2.6
  Change in cumulative
   translation adjustment                   --       --         --          --         --         --           1.6         1.6
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996          57,260,151      0.6      360.1       411.4      (17.8)        --          20.3       774.6
  Net income                                --       --         --       168.7         --         --            --       168.7
  Issuance of common stock,
   net of offering expenses          5,175,000       --      140.4          --         --         --            --       140.4
  Issuance of restricted stock         373,017       --       12.7          --      (12.7)        --            --          --
  Stock options exercised              164,255       --        1.8          --         --         --            --         1.8
  Common stock dividends
   ($0.04 per common share)                 --       --         --        (2.5)        --         --            --        (2.5)
  Amortization of unearned
   compensation                             --       --         --          --       10.5         --            --        10.5
  Change in cumulative
   translation adjustment                   --       --         --          --         --         --        (101.9)     (101.9)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997          62,972,423      0.6      515.0       577.6      (20.0)        --         (81.6)      991.6
  Net income                                --       --         --        60.6         --         --            --        60.6
  Repurchases of
   common stock                     (3,487,200)      --      (88.1)         --         --         --            --       (88.1)
  Stock options exercised               50,698       --        0.4          --         --         --            --         0.4
  Common stock dividends
   ($0.04 per common share)                 --       --         --        (2.4)        --         --            --        (2.4)
  Amortization of unearned
   compensation                             --       --         --          --        8.9         --            --         8.9
  Change in cumulative
   translation adjustment                   --       --         --          --         --         --          11.1        11.1
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998          59,535,921   $  0.6   $  427.3    $  635.8    $ (11.1)    $   --      $  (70.5)   $  982.1
===================================================================================================================================

---------------------------------------------------


                                     Comprehensive
                                        Income
---------------------------------------------------
Balance, December 31, 1995
  Net income                           $  125.9
  Issuance of restricted stock
  Conversions of subordinated
   debentures into
   common stock
  Stock options exercised
  Common stock dividends
   ($0.04 per common share)
  Amortization of unearned
   compensation
  Additional minimum
   pension liability                        2.6
  Change in cumulative
   translation adjustment                   1.6
---------------------------------------------------
Balance, December 31, 1996                130.1
                                       ========
  Net income                              168.7
  Issuance of common stock,
   net of offering expenses
  Issuance of restricted stock
  Stock options exercised
  Common stock dividends
   ($0.04 per common share)
  Amortization of unearned
   compensation
  Change in cumulative
   translation adjustment                (101.9)
---------------------------------------------------
Balance, December 31, 1997                 66.8
                                       ========
  Net income                               60.6
  Repurchases of
   common stock
  Stock options exercised
  Common stock dividends
   ($0.04 per common share)
  Amortization of unearned
   compensation
  Change in cumulative
   translation adjustment                  11.1
---------------------------------------------------
Balance, December 31, 1998             $   71.7
===================================================

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (in millions)


---------------------------------------------------------------------------------------------------------------------------

 Year Ended December 31,                                                                  1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                                            $    60.6    $   168.7    $   125.9
 Adjustments to reconcile net income to net cash provided by operating activities:
   Extraordinary loss, net of taxes                                                           --          2.1          3.5
   Gain on sale of affiliate                                                                  --           --         (4.7)
   Depreciation and amortization                                                            57.6         49.4         29.2
   Equity in net earnings of affiliates, net of cash received                               (3.3)       (12.6)       (17.7)
   Deferred income tax provision (benefit)                                                 (22.4)        53.4         20.1
   Amortization of intangibles                                                              13.2         12.1          5.8
   Amortization of unearned compensation                                                     8.9         10.5         18.5
   Changes in operating assets and liabilities, net of effects from purchase/sale of businesses:
     Accounts and notes receivable, net                                                     17.7        (94.7)         3.7
     Inventories, net                                                                      (17.3)      (100.4)       (22.6)
     Other current and noncurrent assets                                                    (1.2)       (10.0)       (14.1)
     Accounts payable                                                                      (87.7)        25.5         (9.4)
     Accrued expenses                                                                      (15.0)        (1.3)        54.3
     Other current and noncurrent liabilities                                                0.1         (2.7)        14.2
---------------------------------------------------------------------------------------------------------------------------
       Total adjustments                                                                   (49.4)       (68.7)        80.8
---------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                            11.2        100.0        206.7
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 (Purchase)/sale of businesses, net                                                        (60.6)      (289.2)      (347.0)
 Purchase of property, plant and equipment                                                 (61.0)       (72.1)       (45.2)
 Proceeds from sale of affiliates                                                             --           --         45.2
---------------------------------------------------------------------------------------------------------------------------
       Net cash used for investing activities                                             (121.6)      (361.3)      (347.0)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Proceeds from long-term debt                                                              984.4        932.2        977.8
 Payments on long-term debt                                                               (798.9)      (813.8)      (803.2)
 Payment of debt issuance costs                                                               --         (3.5)       (12.5)
 Proceeds from issuance of common stock                                                      0.4        142.2          1.7
 Repurchases of common stock                                                               (88.1)          --           --
 Dividends paid on common stock                                                             (2.4)        (2.5)        (2.2)
---------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                            95.4        254.6        161.6
---------------------------------------------------------------------------------------------------------------------------
 Effect of exchange rate changes on cash and cash equivalents                               (0.3)        (3.8)         0.4
 (Decrease)increase in cash and cash equivalents                                           (15.3)       (10.5)        21.7
 Cash and cash equivalents, beginning of period                                             31.2         41.7         20.0
---------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents, end of period                                              $    15.9    $    31.2    $    41.7
===========================================================================================================================

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  OPERATIONS AND SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES


Business

AGCO Corporation (the "Company") is a leading manufacturer and distributor of agricultural equipment and related replacement parts throughout the world. The Company sells a full range of agricultural equipment, including tractors, combines, hay tools, sprayers, forage equipment and implements. The Company's products are widely recognized in the agricultural equipment industry and are marketed under the following brand names: AGCO Allis, Massey Ferguson, Hesston, White, GLEANER, New Idea, AGCOSTAR, Black Machine, Landini, Tye, Farmhand, Glencoe, Deutz (South America), IDEAL, Fendt, Spra-Coupe and Willmar. The Company distributes its products through a combination of over 8,500 independent dealers, distributors, associates and licensees. In addition, the Company provides retail financing in North America, the United Kingdom, France, Germany and Brazil through its finance joint ventures with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland" ("The Retail Finance Joint Ventures").


BASIS OF PRESENTATION

The consolidated financial statements represent the consolidation of all majority owned companies. The Company records all affiliate companies representing a 20%-50% ownership using the equity method of accounting. Other investments representing an ownership of less than 20% are recorded at cost. All significant inter-company transactions have been eliminated to arrive at the consolidated financial statements.

      Effective November 1, 1996, the Company sold a 51% interest in Agricredit Acceptance Company ("Agricredit-North America"), the Company's retail finance subsidiary in North America (Note 2). Accordingly for all periods presented, the Company's consolidated financial statements reflect Agricredit-North America on the equity method of accounting.

      Certain prior period amounts have been reclassified to conform with the current period presentation.


REVENUE RECOGNITION

Sales of equipment and replacement parts are recorded by the Company when shipped to independent dealers, distributors or other customers. Provisions for sales incentives and returns and allowances are made at the time of sale to the dealer for existing incentive programs. Provisions are revised in the event of subsequent modification to the incentive programs. In certain markets, particularly in North America, there is a time lag, which varies based on the timing and level of retail demand, between the date the Company records a sale and when the dealer sells the equipment to a retail customer.


FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's foreign subsidiaries are translated into United States currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Assets and liabilities are translated to United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated as a separate component of stockholders' equity. Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of income. For subsidiaries operating in highly inflationary economies, financial statements are remeasured into the United States dollar with adjustments resulting from the translation of monetary assets and liabilities reflected in the accompanying consolidated statements of income.

      For 1997 and 1996, the Company accounted for its subsidiary in Brazil by applying the highly inflationary economy provisions of SFAS No. 52, where the U.S. dollar is substituted as the functional currency. For the year ended December 31, 1998, the Company ceased the application of highly inflationary accounting of its Brazilian subsidiary and established the functional currency as the Brazilian Real.


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

      Accounts and notes receivable are shown net of allowances for sales incentive discounts available to dealers and for doubtful accounts. Accounts and notes receivable allowances at December 31, 1998 and 1997 were as follows (in millions):


----------------------------------------------------
                                   1998        1997
----------------------------------------------------
 Sales incentive discounts        $ 58.4       $53.1
 Doubtful accounts                  49.4        44.1
----------------------------------------------------
                                  $107.8       $97.2
====================================================

      The Company occasionally transfers certain accounts receivable to various financial institutions. The Company records such transfers as sales of accounts receivable when it is considered to have surrendered control of such receivables under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."


INVENTORIES

Inventories are valued at the lower of cost or market using the first-in, first-out method. Market is net realizable value for finished goods and repair and replacement parts. For work in process, production parts and raw materials, market is replacement cost.

      Inventory balances at December 31, 1998 and 1997 were as follows (in millions):

----------------------------------------------------------
                                        1998        1997
----------------------------------------------------------
 Finished goods                        $271.2      $267.7
 Repair and replacement parts           256.7       250.2
 Work in process, production parts
   and raw materials                    222.6       184.5
----------------------------------------------------------
 Gross inventories                      750.5       702.4
 Allowance for surplus and
   obsolete inventories                 (78.9)      (79.7)
----------------------------------------------------------
 Inventories, net                      $671.6      $622.7
==========================================================


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

      Property, plant and equipment at December 31, 1998 and 1997 consisted of the following (in millions):

-----------------------------------------------------------
                                         1998        1997
-----------------------------------------------------------
 Land                                  $  52.2      $ 51.5
 Buildings and improvements              139.7       127.7
 Machinery and equipment                 325.5       274.9
 Furniture and fixtures                   51.5        45.0
-----------------------------------------------------------
 Gross property, plant and equipment     568.9       499.1
 Accumulated depreciation and
   amortization                         (151.3)      (95.4)
-----------------------------------------------------------
 Property, plant and equipment         $ 417.6      $403.7
===========================================================


INTANGIBLE ASSETS

Intangible assets at December 31, 1998 and 1997 consisted of the following (in millions):

---------------------------------------------------------
                                       1998       1997
---------------------------------------------------------
 Goodwill                             $330.1      $287.1
 Trademarks                             66.0        66.0
 Other                                   4.2         2.9
 Accumulated amortization              (29.8)      (17.0)
---------------------------------------------------------
 Intangible assets                    $370.5      $339.0
=========================================================

      The excess of cost over net assets acquired ("goodwill") is being amortized to income on a straight-line basis over periods ranging from 10 to 40 years. Goodwill and accumulated amortization are shown net of the excess of net assets over cost ("negative goodwill") of $23.2 million for both 1998 and 1997 and its related accumulated amortization of $19.5 million and $17.4 million for 1998 and 1997, respectively. The Company also assigned values to certain acquired trademarks which are being amortized to income on a straight-line basis over 40 years. The net amortization expense included in other expense, net in the accompanying consolidated statements of income was $13.2 million, $12.1 million and $5.8 million for the years ended December 31, 1998, 1997 and 1996, respectively.

      The Company periodically reviews the carrying values assigned to goodwill and other intangible assets based upon expectations of future cash flows and operating income generated by the underlying tangible assets.


ACCRUED EXPENSES

Accrued expenses at December 31, 1998 and 1997 consisted of the following (in millions):

-----------------------------------------------------------
                                         1998        1997
-----------------------------------------------------------
 Reserve for volume discounts and
   sales incentives                   $    93.8   $    86.9
 Warranty reserves                         79.4        63.5
 Accrued employee compensation
   and benefits                            55.7        58.4
 Accrued taxes                             50.1        88.7
 Other                                    149.0       132.5
-----------------------------------------------------------
                                      $   428.0   $   430.0
===========================================================


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


NET INCOME PER COMMON SHARE

The computation, presentation and disclosure requirements for earnings per share are presented in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share assumes exercise of outstanding stock options, vesting of restricted stock and the conversion of the Convertible Subordinated Debentures (Note 7) into common stock during the periods outstanding.

      A reconciliation of net income and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per common share for the years ended December 31, 1998, 1997 and 1996 is as follows (in millions, except per share data):


BASIC EARNINGS PER SHARE

-----------------------------------------------------------------------
                                               1998     1997     1996
-----------------------------------------------------------------------
 Weighted average number of
   common shares outstanding                   59.7      60.4     53.0
=======================================================================
 Income before extraordinary loss             $60.6    $170.8   $129.4
 Extraordinary loss                               -      (2.1)    (3.5)
-----------------------------------------------------------------------
 Net income                                    60.6     168.7    125.9
 Net income per common share:
   Income before extraordinary loss           $1.01    $ 2.82   $ 2.44
   Extraordinary loss                             -     (0.03)   (0.07)
-----------------------------------------------------------------------
   Net income                                 $1.01    $ 2.79   $ 2.37
=======================================================================

Diluted Earnings Per Share
-----------------------------------------------------------------------
 Weighted average number of
   common shares outstanding                   59.7      60.4     53.0
 Shares issued upon assumed
   vesting of restricted stock                  1.3       1.4      1.7
 Shares issued upon assumed
   conversion of the Convertible
   Subordinated Debentures                        -         -      2.2
 Shares issued upon assumed
   exercise of outstanding
   stock options                                0.2       0.3      0.5
-----------------------------------------------------------------------
 Weighted average number of
   common and common
   equivalent shares outstanding               61.2      62.1     57.4
=======================================================================
 Income before extraordinary loss             $60.6    $170.8   $129.4
 Extraordinary loss                               -      (2.1)    (3.5)
-----------------------------------------------------------------------
 Net income                                    60.6     168.7    125.9
 Interest expense on Convertible
   Subordinated Debentures, net
   of applicable income taxes                     -         -      0.5
-----------------------------------------------------------------------
 Net income available for
   common stockholders                        $60.6    $168.7   $126.4
=======================================================================
 Net income per common share:
   Income before extraordinary loss           $0.99    $ 2.74   $ 2.26
   Extraordinary loss                             -     (0.03)   (0.06)
-----------------------------------------------------------------------
   Net income                                 $0.99    $ 2.71   $ 2.20
=======================================================================


COMPREHENSIVE INCOME

The Company reports comprehensive income, defined as the total of net income and all other non-owner changes in equity and the components thereof in the Consolidated Statements of Stockholders' Equity. The cumulative translation adjustment is the sole component of Accumulated other comprehensive income on the Consolidated Balance Sheets.


FINANCIAL INSTRUMENTS

The carrying amounts reported in the Company's consolidated balance sheets for cash and cash equivalents, accounts and notes receivable and accounts payable approximate fair value due to the immediate or short-term maturity of these financial instruments. The carrying amount of long-term debt under the Company's revolving credit facility (Note 6) approximates fair value based on the borrowing rates currently available to the Company for loans with similar terms and average maturities. At December 31, 1998, the estimated fair value of the Company's 8 1/2% Senior Subordinated Notes (Note 6), based on its listed market value, was $242.6 million compared to the carrying value of $248.3 million.

      The Company enters into foreign exchange forward contracts to hedge the foreign currency exposure of certain receivables, payables and expected purchases and sales. These contracts are for periods consistent with the exposure being hedged and generally have maturities of one year or less. Gains and losses on foreign exchange forward contracts are deferred and recognized in income in the same period as the hedged transaction. The Company's foreign exchange forward contracts do not subject the Company's results of operations to risk due to exchange rate fluctuations because gains and losses on these contracts generally offset gains and losses on the exposure being hedged. The Company does not enter into any foreign exchange forward contracts for speculative trading purposes. At December 31, 1998 and 1997, the Company had foreign exchange forward contracts with gross notional amounts of $429.1 million and $609.0 million, respectively. The deferred gains or losses from these contracts were not material at December 31, 1998 and 1997.

      The notional amounts of foreign exchange forward contracts do not represent amounts exchanged by the parties and therefore, are not a measure of the Company's risk. The amounts exchanged are calculated on the basis of the notional amounts and other terms of the foreign exchange hedging contracts. The credit and market risks under these contracts are not considered to be significant.


ACCOUNTING CHANGES

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will be required to adopt the new statement in 2000. The Company has not yet quantified the financial impact of adopting SFAS No. 133 and has not determined the method of adoption. However, SFAS No. 133 could increase the volatility in earnings and other comprehensive income.

      Effective December 31, 1998, the Company adopted SFAS No. 132, "Employer's Disclosures About Pensions and Other Postretirement Benefits," which revises disclosure requirements related to the Company's employee benefit plans and postretirement benefits (Note 8), and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which revises disclosure requirements related to segment reporting (Note 12). SFAS No. 132 and SFAS No. 131 require disclosure only; therefore their adoption had no impact on the Company's financial position or results of operations.

      Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires disclosures regarding the Company's comprehensive income defined as the total of net income and all other non-owner changes in equity. SFAS No. 130 requires disclosure only; therefore, its adoption had no impact on the Company's financial position or results of operations.


2.  ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS

The Company completed several acquisitions in 1998, 1997 and 1996 which were primarily financed with borrowings under the Company's revolving credit facility (Note 6). In most cases, the Company acquired assets and assumed liabilities consisting primarily of accounts receivable, inventories, property, plant and equipment, trademarks, trade names and technology, accounts payable and accrued liabilities. The results of operations for the Company's acquisitions are included in the Company's consolidated financial statements as of and from the respective dates of acquisition.

      Effective October 1, 1998, the Company acquired the net assets of the Willmar product line, a brand of agricultural self-propelled sprayers, spreaders and loaders, sold primarily in North America (the "Willmar Acquisition"). The purchase price, which is subject to change, was for $32.5 million.

      Effective July 1, 1998, the Company acquired certain assets related to the Spra-Coupe product line, a brand of agricultural self-propelled sprayers sold primarily in North America, for approximately $37.2 million (the "Spra-Coupe Acquisition").

      On December 4, 1997, the Company acquired the remaining 68% of Dronningborg Industries a/s ("Dronningborg") for approximately $22.0 million (the "Dronningborg Acquisition"). Prior to the acquisition, the Company owned 32% of Dronningborg which manufactures combine harvesters sold exclusively to the Company for sale under the Massey Ferguson brand name.

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

      On December 27, 1996, the Company acquired Deutz Argentina S.A. ("Deutz Argentina") for approximately $62.5 million (the "Deutz Argentina Acquisition"). Deutz Argentina is a manufacturer and distributor of a broad range of agricultural equipment, engines and light trucks in Argentina and other South American markets. Effective January 5, 1998, the Company sold 50% of its Deutz Argentina engine business in a joint venture to produce engines for its equipment for approximately $7.6 million.

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

      The above acquisitions were accounted for as purchases in accordance with Accounting Principles Board Opinion No. 16, and accordingly, each purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values as of the acquisition dates. The purchase price allocations for the Fendt, Dronningborg, Willmar and Spra-Coupe Acquisitions resulted in a decrease in goodwill of $47.6 million from the amounts originally recorded. These adjustments were a result of the completion of certain asset and liability valuations related primarily to property, plant and equipment and certain allowance and reserve accounts. The purchase price allocations for the Willmar and Spra-Coupe Acquisitions are preliminary and will be completed in 1999.

      In addition, the purchase price allocations for the Deutz Argentina, Fendt, Western Combine, Spra-Coupe and Willmar Acquisitions included liabilities associated with certain costs to integrate the acquired businesses into the Company's operations. These costs related to the consolidation of certain acquired manufacturing operations into existing Company facilities and the integration of certain sales and marketing functions. As of December 31, 1998, the Company had established liabilities totaling $13.0 million for employee severance and relocation and other integration costs and had incurred $6.5 million of expenses charged against these liabilities.

DISPOSITIONS

Effective November 1, 1996, the Company entered into an agreement with De Lage Landen International, B.V., a wholly-owned subsidiary of Rabobank Nederland, to be its joint venture partner in Agricredit-North America, the Company's wholly-owned retail finance subsidiary in North America (the "Agricredit-North America Joint Venture"). As a result of the agreement, the Company sold a 51% interest in Agricredit-North America to Rabobank Nederland. The Company received total consideration of approximately $44.3 million in the transaction and recorded a gain, before taxes, of approximately $4.7 million. Under the Agricredit-North America Joint Venture, Rabobank Nederland has a 51% interest and the Company retained a 49% interest in the finance company. Substantially all of the net assets of Agricredit-North America were transferred to the Agricredit-North America Joint Venture. Proceeds from the transaction were used to repay outstanding borrowings under the Company's revolving credit facility.

      Effective February 5, 1999, the Company sold its manufacturing plant in Haedo, Argentina (the "Haedo Sale") for approximately $19.0 million. The Company received $12.3 million of the purchase price in December 1998 in the form of a deposit and will receive the remaining balance in December 1999. The Haedo Sale included property, plant and equipment at the plant in addition to the transfer of manufacturing hourly and salaried employees. The Haedo Sale is not expected to have a material impact on the Company's financial position or results of operations.


3.  CHARGES FOR NONRECURRING EXPENSES

The results of operations for 1998 included nonrecurring expenses of $40.0 million, or $0.41 per common share on a diluted basis. The nonrecurring expenses primarily related to severance, pension and postretirement benefit expense and related costs associated with reductions in the Company's worldwide permanent workforce. Approximately 1,225 of the 1,400 employees identified for termination were terminated as of December 31, 1998. Of the $40.0 million total expense, $9.1 million had been incurred as of December 31, 1998.

      The results of operations for 1997 included nonrecurring expenses of $18.2 million, or $0.19 per common share on a diluted basis. These nonrecurring expenses included $15.0 million related to the restructuring of the Company's European operations and certain costs associated with the integration of the Deutz Argentina and Fendt operations. The nonrecurring expenses for 1997 also included $3.2 million related to executive severance costs. The costs included for these restructuring and integration activities in 1997 primarily related to the centralization and rationalization of certain manufacturing, selling and administrative functions in addition to the rationalization of a certain portion of the Company's European dealer network. Excluding the executive severance costs, the nonrecurring expenses for 1997 included $9.2 million for employee related costs, consisting of employee severance, and $4.7 million of payroll costs incurred through December 31, 1997 for employees that were subsequently terminated. Of the $18.2 million total expense, $13.4 million had been incurred as of December 31, 1998.

      The results of operations for 1996 included nonrecurring expenses of $22.3 million, or $0.25 per common share on a diluted basis. These nonrecurring expenses included $15.0 million related to the restructuring of the Company's European operations and the integration and restructuring of the Company's Brazilian operations, acquired in the Maxion Acquisition (Note 2) in June 1996. In addition, the nonrecurring expenses included $7.3 million related to executive severance costs. The nonrecurring expenses for the integration and restructuring activities in 1996 included costs associated with the rationalization and centralization of certain manufacturing, parts warehousing, sales, and administrative functions. The $15.0 million recorded in 1996 included $9.0 million for employee related costs, including severance costs, and $6.0 million for other nonrecurring costs. Included in the $9.0 million of employee related costs was $1.3 million of payroll costs incurred through December 31, 1996 for personnel that were subsequently terminated. All costs associated with the 1996 nonrecurring expenses have been incurred.


4.  INVESTMENTS IN AFFILIATES

At December 31, 1998 and 1997, the Company's investments in affiliates primarily consisted of (i) the Retail Finance Joint Ventures which includes the Agricredit-North America Joint Venture (Note 2), (ii) the Company's 50% investments in manufacturing joint ventures with various unrelated manufacturers to produce hay and forage equipment in North America, driveline assemblies in Europe, and engines in South America and (iii) certain other minority investments in farm equipment manufacturers and licensees.

      Investments in affiliates as of December 31, 1998 and 1997 were as follows (in millions):

-------------------------------------------------------
                                     1998        1997
-------------------------------------------------------
Retail Finance Joint Ventures     $    61.2   $    55.6
Manufacturing joint ventures           24.2        23.4
Other                                   9.8         8.6
-------------------------------------------------------
                                  $    95.2   $    87.6
=======================================================

      The Company's equity in net earnings of affiliates for 1998, 1997, and 1996 were as follows (in millions):

-------------------------------------------------------------------
                                     1998        1997        1996
-------------------------------------------------------------------
Retail Finance Joint Ventures     $    11.4   $    10.9   $    14.8
Other                                   2.4         1.7         2.9
-------------------------------------------------------------------
                                  $    13.8   $    12.6   $    17.7
===================================================================

      The manufacturing joint ventures of the Company primarily sell their products to the joint venture partners at prices which result in operating at or near breakeven on an annual basis.

      Summarized combined financial information of the Retail Finance Joint Ventures as of and for the years ended December 31, 1998 and 1997 were as follows (in millions):


------------------------------------------------------------
December 31,                            1998         1997
------------------------------------------------------------
Total assets                         $  1,340.2   $  1,239.2
Total liabilities                       1,220.8      1,128.9
Partner's equity                          119.4        110.3

For the Year Ended December 31,         1998         1997
------------------------------------------------------------
Revenues                             $    136.6   $    126.8
Costs                                     102.2         94.6
------------------------------------------------------------
Income before income taxes           $     34.4   $     32.2
============================================================


5.  INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

      The sources of income before income taxes, equity in net earnings of affiliates and extraordinary loss were as follows for the years ended December 31, 1998, 1997 and 1996 (in millions):


---------------------------------------------------------------------
                                      1998         1997        1996
---------------------------------------------------------------------
United States                      $    (9.4)   $    51.7   $    31.9
Foreign                                 83.7        194.0       139.7
---------------------------------------------------------------------
Income before income taxes,
  equity in net earnings of
  affiliates and extraordinary
  loss                             $    74.3    $   245.7   $   171.6
=====================================================================

      The provision (benefit) for income taxes by location of the taxing jurisdiction for the years ended December 31, 1998, 1997 and 1996 consisted of the following (in millions):

-------------------------------------------------------------------
                                  1998         1997         1996
-------------------------------------------------------------------
Current:
  United States:
    Federal                    $     0.6    $    (2.6)   $     9.7
    State                            0.2         (0.8)         0.5
  Foreign                           49.1         37.5         29.6
-------------------------------------------------------------------
                                    49.9         34.1         39.8
-------------------------------------------------------------------
Deferred:
  United States:
    Federal                         (6.1)        19.0         (1.1)
    State                           (0.8)         2.6          0.1
  Foreign                          (15.5)        31.8         21.1
-------------------------------------------------------------------
                                   (22.4)        53.4         20.1
-------------------------------------------------------------------
Provision for income taxes     $    27.5    $    87.5    $    59.9
===================================================================

      Certain foreign operations of the Company are subject to United States as well as foreign income tax regulations. Therefore, the preceding sources of income before income taxes by location and the provision (benefit) for income taxes by taxing jurisdiction are not directly related.

      A reconciliation of income taxes computed at the United States federal statutory income tax rate (35%) to the provision for income taxes reflected in the consolidated statements of income for the years ended December 31, 1998, 1997 and 1996 is as follows (in millions):

----------------------------------------------------------------------------
                                            1998         1997         1996
----------------------------------------------------------------------------
Provision for income taxes at
  United States federal
  statutory rate of 35%                  $    26.0    $    86.0    $    60.1
State and local income taxes,
  net of federal income
  tax benefit                                 (0.4)         1.8          0.3
Taxes on foreign income which
  differ from the United States
  statutory rate                              (0.3)        (0.5)        (0.8)
Foreign losses with no tax benefit             4.3          1.8           -
Benefit of foreign sales corporation          (1.3)        (1.0)        (0.9)
Other                                         (0.8)        (0.6)         1.2
----------------------------------------------------------------------------
                                         $    27.5    $    87.5    $    59.9
============================================================================

      The significant components of the net deferred tax assets at December 31, 1998 and 1997 were as follows (in millions):

--------------------------------------------------------------
                                           1998         1997
--------------------------------------------------------------
Deferred Tax Assets:
  Net operating loss carryforwards      $    63.6    $    56.7
  Sales incentive discounts                  15.5          5.4
  Inventory valuation reserves               13.1         11.5
  Postretirement benefits                     7.2         10.3
  Other                                      77.3         47.5
  Valuation allowance                       (75.0)       (66.4)
--------------------------------------------------------------
    Total deferred tax assets               101.7         65.0
--------------------------------------------------------------
Deferred Tax Liabilities:
  Tax over book depreciation                 35.9         28.4
  Tax over book amortization
    of goodwill                              21.9          7.1
  Other                                      11.8         10.0
--------------------------------------------------------------
    Total deferred tax liabilities           69.6         45.5
--------------------------------------------------------------
Net deferred tax assets                      32.1         19.5
  Less: Current portion of deferred
    tax liability (asset)                   (22.9)         1.6
--------------------------------------------------------------
Noncurrent net deferred tax assets      $     9.2    $    21.1
==============================================================

      At December 31, 1998, the Company has recorded a net deferred tax asset of $32.1 million. Realization of the asset is dependent on generating sufficient taxable income in future periods. Management believes that it is more likely than not that the deferred tax asset will be realized. As reflected in the preceding table, the Company established a valuation allowance of $75.0 million and $66.4 million as of December 31, 1998 and 1997, respectively. The majority of the valuation allowance relates to net operating loss carryforwards in certain foreign entities where there is an uncertainty regarding their realizability.

      The Company has net operating loss carryforwards of $163.5 million as of December 31, 1998, with expiration dates as follows: 1999 - $12.0 million, 2000
- $29.7 million, 2001 - $26.0 million, 2002 - $14.9 million, 2003 - $11.7 million, thereafter and unlimited - $69.2 million. The Company paid income taxes of $87.8 million, $42.0 million and $23.1 million for the years ended December 31, 1998, 1997, and 1996, respectively.


6.  LONG-TERM DEBT

Long-term debt consisted of the following at December 31, 1998 and 1997 (in millions):

---------------------------------------------------
                                 1998        1997
---------------------------------------------------
Revolving credit facility     $   661.2   $   460.7
Senior Subordinated Notes         248.3       248.1
Other long-term debt               14.7        18.6
---------------------------------------------------
  Total long-term debt        $   924.2   $   727.4
===================================================

      In January 1997, the Company replaced its $650.0 million unsecured revolving credit facility (the "March 1996 Credit Facility") with a new credit facility (the "January 1997 Credit Facility"), which allowed for borrowings up to $1.2 billion. In March 1997, the lending commitment for the January 1997 Credit Facility was reduced by $141.2 million which represented the proceeds to the Company, net of underwriting discounts, from the Company's common stock offering (Note 9). Effective January 1, 1999, the lending commitment under the January 1997 Credit Facility reduced to $1.0 billion. Aggregate borrowings outstanding under the January 1997 Credit Facility are subject to a borrowing base limitation and may not at any time exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Interest accrues on borrowings outstanding under the January 1997 Credit Facility primarily at LIBOR plus an applicable margin, as defined. At December 31, 1998, interest rates on the outstanding borrowings ranged from 3.8% to 6.1%, and the weighted average interest rate during 1998 was 6.3%. The January 1997 Credit Facility contains certain covenants, including covenants restricting the incurrence of indebtedness and the making of certain restrictive payments, including dividends. In addition, the Company must maintain certain financial covenants including, among others, a debt to capitalization ratio, a fixed charge coverage ratio and a ratio of debt to cash flow, as defined. At December 31, 1998, $661.2 million was outstanding under the January 1997 Credit Facility and available borrowings, based on the lending commitment of $1.0 billion, were $338.6 million.

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

      At December 31, 1998, the aggregate scheduled maturities of long-term debt are primarily in the year 2002 and thereafter. The scheduled maturities in years 1999 through 2001 are not material. Cash payments for interest were $79.0 million, $70.9 million and $54.1 million for the years ended December 31, 1998, 1997 and 1996, respectively.

      The Company has arrangements with various banks to issue letters of credit or similar instruments which guarantee the Company's obligations for the purchase or sale of certain inventories and for potential claims exposure for insurance coverage. At December 31, 1998, outstanding letters of credit totaled $22.2 million, of which $0.3 million was issued under the January 1997 Credit Facility. At December 31, 1997, outstanding letters of credit totaled $28.9 million, of which $1.8 million was issued under the January 1997 Credit Facility.


7.  CONVERTIBLE SUBORDINATED DEBENTURES

In June 1995, the Company exchanged all outstanding Convertible Preferred Stock into $66.8 million of 6.5% Convertible Subordinated Debentures due 2008 (the "Convertible Subordinated Debentures"). The Convertible Subordinated Debentures were convertible at any time at the option of the holder into shares of the Company's common stock at a conversion rate of 157.85 shares of common stock for each $1,000 principal amount of the debentures. All the remaining outstanding Convertible Subordinated Debentures were converted into common stock during 1996.


8.  EMPLOYEE BENEFIT PLANS

The Company has defined benefit pension plans covering certain employees principally in the United States, the United Kingdom and Germany. The Company also provides certain postretirement health care and life insurance benefits for certain employees principally in the United States.

      Net annual pension and postretirement cost and the measurement assumptions for the plans for the years ended December 31, 1998, 1997 and 1996 are set forth below (in millions):

---------------------------------------------------------------------------------
                                                      Pension Benefits
---------------------------------------------------------------------------------
                                               1998          1997          1996
Service cost                                $     8.4     $     6.5     $     5.2
Interest cost                                    25.1          24.4          22.3
Expected return on plan assets                  (29.7)        (27.2)        (25.5)
Amortization of prior service cost                0.5           0.5           0.5
Special termination benefits                      6.7             -             -
---------------------------------------------------------------------------------
Net annual pension costs                    $    11.0     $     4.2     $     2.5
=================================================================================
Weighted average discount rate                    6.1%          7.0%          8.4%
Weighted average expected
  long-term rate of return on
  plan assets                                     7.6%          8.0%          9.5%
Rate of increase in future
  compensation                                    4.0%          4.0%          5.0%
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
                                                    Postretirement Benefits
                                               1998          1997          1996
---------------------------------------------------------------------------------
Service cost                                $     0.9     $     0.8     $     0.9
Interest cost                                     1.3           1.2           1.3
Amortization of transition
  and prior service cost                         (0.6)         (0.6)         (0.7)
Amortization of unrecognized
  net gain                                       (0.8)         (0.7)         (0.4)
Special termination benefits                      0.5             -             -
---------------------------------------------------------------------------------
Net annual postretirement costs             $     1.3     $     0.7     $     1.1
=================================================================================
Weighted average discount rate                    7.0%          7.3%          7.5%
---------------------------------------------------------------------------------

      The following tables set forth reconciliations of the changes in benefit obligations, plan assets and funded status as of December 31, 1998 and 1997 (in millions):

----------------------------------------------------------------------------------------
                                                                     Postretirement
                                            Pension Benefits             Benefits
Change in benefit obligation               1998         1997         1998         1997
----------------------------------------------------------------------------------------
Benefit obligation at
  beginning of year                     $   364.0    $   299.5    $    18.9    $    18.6
Service cost                                  8.4          6.5          0.9          0.8
Interest cost                                25.1         24.4          1.3          1.3
Plan participant
  contributions                               3.0          2.7            -            -
Actuarial (gain) loss                        50.6         46.3          1.3         (1.1)
Acquisitions                                    -         17.0            -            -
Amendments                                      -            -          0.5            -
Curtailments                                    -            -          0.2            -
Special termination
  benefits                                    6.7            -          0.5            -
Benefits paid                               (18.6)       (19.7)        (1.3)        (0.7)
Foreign currency exchange
  rate changes                                4.2        (12.7)           -            -
----------------------------------------------------------------------------------------
Benefit obligation at
  end of year                           $   443.4    $   364.0    $    22.3    $    18.9
========================================================================================

----------------------------------------------------------------------------------------
                                                                      Postretirement
                                            Pension Benefits             Benefits
 Change in plan assets                     1998         1997         1998         1997
----------------------------------------------------------------------------------------
Fair value of plan assets
  at beginning of year                  $   352.5    $   302.3   $        -   $        -
Actual return of
  plan assets                                33.3         68.2            -            -
Employer contributions                       11.6          9.5          1.3          0.7
Plan participant
  contributions                               3.0          2.7            -            -
Benefits paid                               (18.6)       (19.7)        (1.3)        (0.7)
Foreign currency exchange
  rate changes                                2.9        (10.5)           -            -
----------------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                        $   384.7    $   352.5   $        -  $        -
========================================================================================
Funded status                           $   (58.7)   $   (11.5)  $    (22.3) $     (18.9)
Unrecognized net
  obligation                                  0.9          0.9          0.4          0.4
Unrecognized net
  loss (gain)                                58.0         10.0         (2.8)        (5.2)
Unrecognized prior
  service cost                                2.2          2.6          0.2         (0.8)
----------------------------------------------------------------------------------------
Net amount recognized                   $     2.4    $     2.0  $     (24.5) $     (24.5)
========================================================================================
 Amounts recognized in
   Consolidated Balance Sheet:
Prepaid benefit cost                    $    20.5    $    19.0  $        -   $         -
Accrued benefit liability                   (19.4)       (17.0)       (24.5)       (24.5)
Intangible asset                              1.3            -            -            -
----------------------------------------------------------------------------------------
Net amount recognized                   $     2.4    $     2.0  $     (24.5) $     (24.5)
========================================================================================

      The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $433.8 million, $420.5 million and $374.3 million, respectively, as of December 31, 1998 and $48.1 million, $48.1 million and $30.7 million, respectively, as of December 31, 1997.

      For measuring the expected postretirement benefit obligation, a 9.0% health care cost trend rate was assumed for 1998, decreasing 0.75% per year to 6% and remaining at that level thereafter. For 1997, a 9.75% health care cost trend rate was assumed. Changing the assumed health care cost trend rates by one percentage point each year and holding all other assumptions constant would have the following effect to service and interest cost and the accumulated postretirement benefit obligation at December 31, 1998 (in millions):

-------------------------------------------------------------------------
                                                    One          One
                                                 percentage    percentage
                                                   point         point
                                                  increase      decrease
-------------------------------------------------------------------------
 Effect on service and interest cost               $0.3         $(0.2)
 Effect on accumulated benefit obligation          $2.1         $(1.8)
-------------------------------------------------------------------------

      The Company maintains a separate defined contribution 401(k) savings plan covering certain salaried employees in the United States. Under the plan, the Company contributes a specified percentage of each eligible employee's compensation. The Company contributed $1.6 million, $1.7 million and $1.6 million for the years ended December 31, 1998, 1997 and 1996, respectively.


9.  COMMON STOCK

At December 31, 1998, the Company had 150.0 million authorized shares of common stock with a par value of $0.01, with 59.5 million shares of common stock outstanding, 1.4 million shares reserved for issuance under the Company's 1991 Stock Option Plan (Note 10), 0.1 million shares reserved for issuance under the Company's Nonemployee Director Stock Incentive Plan (Note 10) and 2.3 million shares reserved for issuance under the Company's Long-Term Incentive Plan (Note
10).

      In December 1997, the Company's Board of Directors authorized the repurchase of up to $150.0 million of its outstanding common stock. As of December 31, 1998, the Company repurchased approximately 3.5 million shares of its common stock at a cost of approximately $88.1 million. The purchases are made through open market transactions, and the timing and number of shares purchased depend on various factors, such as price and other market conditions.

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

      In April, 1994, the Company designated 300,000 shares of Junior Cumulative Preferred Stock ("Junior Preferred Stock") in connection with the adoption of a Stockholders' Rights Plan (the "Rights Plan"). Under the terms of the Rights Plan, one-third of a preferred stock purchase right (a "Right") is attached to each outstanding share of the Company's common stock. The Rights Plan contains provisions that are designed to protect stockholders in the event of certain unsolicited attempts to acquire the Company. Under the terms of the Rights Plan, each Right entitles the holder to purchase one one-hundredth of a share of Junior Preferred Stock, par value of $0.01 per share, at an exercise price of $200 per share. The Rights are exercisable a specified number of days following
(i) the acquisition by a person or group of persons of 20% or more of the Company's common stock or (ii) the commencement of a tender or exchange offer for 20% or more of the Company's common stock. In the event the Company is the surviving company in a merger with a person or group of persons that owns 20% or more of the Company's outstanding stock, each Right will entitle the holder (other than such 20% stockholder) to receive, upon exercise, common stock of the Company having a value equal to two times the Right's exercise price. In addition, in the event the Company sells or transfers 50% or more of its assets or earning power, each Right will entitle the holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Right's exercise price. The Rights may be redeemed by the Company at $0.01 per Right prior to their expiration on April 27, 2004.


10.  STOCK PLANS

The Company's Nonemployee Director Stock Incentive Plan (the "Director Plan") provides for restricted stock awards to nonemployee directors based on increases in the price of the Company's common stock. The awarded shares are earned in specified increments for each 15% increase in the average market value of the Company's common stock over the initial base price established under the plan. When an increment of the awarded shares is earned, the shares are issued to the participant in the form of restricted stock which vests at the earlier of 12 months after the specified performance period or upon departure from the board of directors. When the restricted shares are earned, a cash bonus equal to 40% of the value of the shares on the date the restricted stock award is earned is paid by the Company to satisfy a portion of the estimated income tax liability to be incurred by the participant. At December 31, 1998, 68,500 shares have been contingently awarded to plan participants, 29,500 shares awarded under the Director Plan had been earned and 16,500 shares have vested.

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

      At the time the awarded shares are earned, the market value of the stock is added to common stock and additional paid-in capital and an equal amount is deducted from stockholders' equity as unearned compensation. The LTIP unearned compensation and the amount of cash bonus to be paid when the awarded shares become vested are amortized to expense ratably over the vesting period. The Company recognized compensation expense associated with the LTIP of $12.0 million, $14.8 million and $25.8 million for the years ended December 31, 1998, 1997 and 1996, respectively, consisting of amortization of the stock award and the related cash bonus. The compensation expense in 1996 included $5.8 million of accelerated vesting related to executive severance.

      Additional information regarding the LTIP for the years ended December 31, 1998, 1997 and 1996 is as follows:

-------------------------------------------------------------------------
                                   1998            1997            1996
-------------------------------------------------------------------------
Shares awarded but not
  earned at January 1             965,000       1,597,500               -
Shares awarded, net of
  forfeitures                     (37,500)       (270,000)      2,070,000
Shares earned                           -        (362,500)       (472,500)
-------------------------------------------------------------------------
Shares awarded but not
  earned at December 31           927,500         965,000       1,597,500
Shares available for grant      1,367,500       1,330,000          60,000
-------------------------------------------------------------------------
Total shares reserved
  for issuance                  2,295,000       2,295,000       1,657,500
-------------------------------------------------------------------------
Shares vested during year         375,833         194,000         792,500
=========================================================================

      The Company's Stock Option Plan (the "Option Plan") provides for the granting of nonqualified and incentive stock options to officers, employees, directors and others. The stock option exercise price is determined by the board of directors except in the case of an incentive stock option for which the purchase price shall not be less than 100% of the fair market value at the date of grant. Each recipient of stock options is entitled to immediately exercise up to 20% of the options issued to such person, and an additional 20% of such options vest ratably over a four-year period and expire not later than ten years from the date of grant. In 1998, the Option Plan was amended to increase the number of shares authorized for issuance by 1,600,000 shares.

      Stock option transactions during the three years ended December 31, 1998, 1997 and 1996 were as follows:

---------------------------------------------------------------------------------------------------
                                                      1998               1997               1996
---------------------------------------------------------------------------------------------------
Options outstanding at
  January 1                                           797,968            787,250            899,190
Options granted                                       586,700            193,900            229,720
Options exercised                                     (50,698)          (164,255)          (312,292)
Options canceled                                      (95,676)           (18,927)           (29,368)
---------------------------------------------------------------------------------------------------
Options outstanding at
  December 31                                       1,238,294            797,968            787,250
====================================================================================================
Options available for
  grant at December 31                              1,375,481            266,505            441,478
====================================================================================================
Option price ranges
  per share:
  Granted                                         $8.31-27.00       $      31.25       $      25.50
  Exercised                                        1.52-27.00         1.52-31.25         1.52-25.50
  Canceled                                        11.75-31.25        14.63-31.25        14.63-25.50

Weighted average option prices per share:
  Granted                                         $     22.08       $      31.25       $      25.50
  Exercised                                              9.52              10.36               5.58
  Canceled                                              23.78              21.68              18.94
  Outstanding at
    December 31                                         20.39              18.87              14.14
---------------------------------------------------------------------------------------------------

      At December 31, 1998, the outstanding options had a weighted average remaining contractual life of approximately 8.3 years and there were 607,946 options currently exercisable with option prices ranging from $1.52 to $31.25 and with a weighted average exercise price of $16.84.

      The Company accounts for the Director Plan, the LTIP, and the Option Plan under the provisions of Accounting Principles Board No. 25. The following pro forma information is based on estimating the fair value of grants under the above plans based upon the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." For the Option Plan, the fair value of each option granted since 1995 has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 5.6% for 1998, 6.1% for 1997 and 5.7% for 1996, expected life for the option plan of 7 years, expected dividend yield of 2.0%, and expected volatility of 46% for 1998 and 35.0% for 1997 and 1996. For the Director Plan and LTIP, the fair value of each award granted since 1995 has been estimated using the Black-Scholes option pricing model with the same assumptions above for the risk free interest rate, expected dividend yield, and expected volatility. Under these assumptions for the Option Plan, the weighted average fair value of options granted in 1998, 1997 and 1996 was $12.18, $15.75, and $12.22, respectively. Under these assumptions for the Director Plan and the LTIP, the weighted average fair value of awards granted in 1998 and 1997 under the Director Plan, including the related cash bonus, was $43.47 and $39.96, respectively, and the weighted average fair value of awards granted in 1996 under the LTIP, including the related cash bonus, was $31.36. There were no awards under the Director Plan in 1996 or under the LTIP in 1998 or 1997. The fair value of the grants and awards would be amortized over the vesting period for stock options and earned awards under the Director Plan and LTIP and over the performance period for unearned awards under the Director Plan and LTIP. Accordingly, the Company's pro forma net income and net income per common share, assuming compensation cost was determined under SFAS No. 123, would have been the following (in millions):

------------------------------------------------------------------
  Year Ended December 31,          1998      1997       1996
------------------------------------------------------------------
                             (in millions, except per share data)
 Net income                        $57.4    $166.5     $123.9
 Net income per common
   share - diluted                 $0.94    $ 2.60     $ 2.16
------------------------------------------------------------------

      Because the SFAS No. 123 method of accounting has not been applied to grants and awards prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.


11.  COMMITMENTS AND CONTINGENCIES

The Company leases land, buildings, machinery, equipment and furniture under various noncancelable operating lease agreements. At December 31, 1998, future minimum lease payments under non-cancelable operating leases were as follows (in millions):

------------------------------------------------
         1999                             $10.6
         2000                               7.8
         2001                               5.9
         2002                               3.8
         2003                               3.2
         Thereafter                        12.8
------------------------------------------------
                                          $44.1
================================================

      Total lease expense under noncancelable operating leases was $15.9 million, $16.8 million, and $16.2 million, for the years ended December 31, 1998, 1997 and 1996, respectively.

      At December 31, 1998, the Company was obligated under certain circumstances to purchase through the year 2001 up to $79.1 million of equipment upon expiration of certain operating leases between Agricredit-North America and end users. Purchases to date have been or are expected to be sold to third parties at amounts approximating the purchase price. Management believes that any losses which might be incurred on the resale of this equipment will not be material.

      The Company is party to various claims and lawsuits arising in the normal course of business. It is the opinion of management, after consultation with legal counsel, that those claims and lawsuits, when resolved, will not have a material adverse effect on the financial position or results of operations of the Company.

12.  SEGMENT REPORTING

The Company has four geographic reportable segments: North America; South America; Europe/Africa/Middle East; and Asia/Pacific. Each segment distributes a full range of agricultural equipment and related replacement parts. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income from operations. Sales for each segment are based on the location of the third-party customer. All intercompany transactions between segments have been eliminated. The Company's selling, general and administrative expenses and engineering expenses are charged to each segment based on the region where the expenses are incurred. As a result, the components of operating income for one segment may not be comparable to another segment. Segment results for 1998, 1997 and 1996 are as follows (in millions):

------------------------------------------------------------------------------------------------------------------------
                                                                              Europe/Africa/      Asia/
                                               North America  South America     Middle East      Pacific    Consolidated
------------------------------------------------------------------------------------------------------------------------
 1998
 Net Sales                                        $940.9          $315.3         $1,597.8        $ 87.4        $2,941.4
 Income from operations                             57.0            13.5            136.2          15.8           222.5
 Depreciation and amortization                      14.3             8.9             32.9           1.5            57.6
 Assets                                            876.7           260.9            922.5          30.2         2,090.3
 Capital expenditures                               14.5             6.4             40.1             -            61.0

------------------------------------------------------------------------------------------------------------------------
 1997
 Net Sales                                        $956.6          $334.3         $1,781.4        $152.1        $3,224.4
 Income from operations                            108.3            19.3            192.4          32.1           352.1
 Depreciation and amortization                      11.1             9.4             27.2           1.7            49.4
 Assets                                            799.9           245.2            926.4          33.6         2,005.1
 Capital expenditures                               20.4             7.2             44.4           0.1            72.1

------------------------------------------------------------------------------------------------------------------------
 1996
 Net Sales                                        $862.6          $100.3         $1,184.9        $169.7        $2,317.5
 Income from operations                             94.1            (0.3)           125.1          35.3           254.2
 Depreciation and amortization                       9.3             2.9             15.1           1.9            29.2
 Assets                                            715.8           253.4            614.3          39.7         1,623.2
 Capital expenditures                               12.2             0.8             32.0           0.2            45.2
------------------------------------------------------------------------------------------------------------------------

      A reconciliation from the segment information to the consolidated balances for income from operations and assets is set forth below (in millions):

-----------------------------------------------------------------------------------
                                               1998           1997           1996
-----------------------------------------------------------------------------------
Segment income from operations             $    222.5     $    352.1     $    254.2
Restricted stock compensation expense           (12.0)         (14.8)         (20.0)
Nonrecurring expenses                           (40.0)         (18.2)         (22.3)
-----------------------------------------------------------------------------------
Consolidated income from operations        $    170.5     $    319.1     $    211.9
===================================================================================

Segment assets                             $  2,090.3     $  2,005.1     $  1,623.2
Cash and cash equivalents                        15.9           31.2           41.7
Receivables from affiliates                      15.2           18.5           12.5
Investments in affiliates                        95.2           87.6           80.5
Other current and noncurrent assets             163.3          139.5          153.0
Intangible assets                               370.5          339.0          205.6
-----------------------------------------------------------------------------------
Consolidated total assets                  $  2,750.4     $  2,620.9     $  2,116.5
===================================================================================

    Net sales by customer location for the years ended December 31, 1998, 1997 and 1996 were as follows (in millions):

-----------------------------------------------------------------------------------
                                                 1998          1997          1996
-----------------------------------------------------------------------------------
Net Sales:
  United States                              $    759.0    $    738.5    $    690.0
  Canada                                          142.4         182.6         153.8
  Germany                                         449.3         470.5         141.3
  France                                          321.5         347.8         231.2
  United Kingdom and Ireland                      122.2         179.5         217.1
  Other Europe                                    540.3         614.6         422.4
  South America                                   315.3         334.3         100.3
  Middle East                                     115.8         105.7          92.3
  Asia                                             36.7          87.8         102.7
  Australia                                        50.7          64.3          67.0
  Africa                                           48.7          63.3          80.6
  Mexico, Central America and Caribbean            39.5          35.5          18.8
-----------------------------------------------------------------------------------
                                             $  2,941.4    $  3,224.4    $  2,317.5
===================================================================================

    Net sales by product for the years ended December 31, 1998, 1997 and 1996 were as follows (in millions):

-----------------------------------------------------------------------------------
                                                 1998          1997          1996
-----------------------------------------------------------------------------------
Net sales:
  Tractors                                   $  1,838.8    $  1,990.6    $  1,393.0
  Combines                                        293.5         330.5         262.5
  Other machinery                                 318.5         389.7         258.6
  Replacement parts                               490.6         513.6         403.4
-----------------------------------------------------------------------------------
                                             $  2,941.4    $  3,224.4    $  2,317.5
===================================================================================

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To AGCO Corporation:


      We have audited the accompanying consolidated balance sheets of AGCO CORPORATION AND SUBSIDIARIES as of December 31,1998 and 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AGCO Corporation and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Arthur Anderson LLP


Atlanta, Georgia
February 3, 1999