Form 10-K, Exhibit 13
period 1999-12-31
AGCO CORP /DE
filed 2000-03-28
CIK 880266

                                                                      EXHIBIT 13

AGCO CORPORATION

1999 FINANCIAL  REVIEW

CONTENTS

Selected Financial Data                                      Page 18
--------------------------------------------------------------------
Management's Discussion and Analysis                    Page 19 - 26
--------------------------------------------------------------------
Report of Independent Public Accountants                     Page 27
--------------------------------------------------------------------
Financial Statements                                    Page 28 - 31
--------------------------------------------------------------------
Notes To Financial Statements                           Page 32 - 44
--------------------------------------------------------------------

AGCO CORPORATION

SELECTED FINANCIAL DATA

IN MILLIONS, EXCEPT PER SHARE DATA AND NUMBER OF EMPLOYEES


YEAR ENDED DECEMBER 31,                                    1999           1998           1997             1996           1995(1)
--------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Net sales                                             $ 2,413.3      $ 2,941.4      $ 3,224.4        $ 2,317.5       $ 2,068.4
  Gross profit                                              356.4          537.3          666.8            470.3           440.7
  Income from operations(2)                                  57.7          170.5          319.1            211.9           220.6
  Net income (loss)(2)                                      (11.5)          60.6          168.7(3)         125.9(3)        129.1
  Net income (loss) per common share - diluted(2)(4)    $   (0.20)     $    0.99      $    2.71(3)     $    2.20(3)    $    2.31
  Weighted average shares outstanding - diluted(4)           58.7           61.2           62.1             57.4            56.6
  Dividends declared per common share(4)                $    0.04      $    0.04      $    0.04        $    0.04       $    0.02

OTHER FINANCIAL DATA
  Working capital                                       $   733.9      $ 1,029.9      $   884.3        $   750.5       $   661.5
  Total assets                                            2,273.2        2,750.4        2,620.9          2,116.5         1,628.6
  Long-term debt                                            691.7          924.2          727.4            567.1           415.9(5)
  Stockholders' equity                                      829.1          982.1          991.6            774.6           588.9
  Number of employees                                       9,287         10,572         11,829            7,801           5,548

(1) AGCO sold a 51% joint venture interest in its retail finance subsidiary, Agricredit-North America, effective November 1, 1996. Accordingly, Agricredit-North America is reflected on the equity basis of accounting for the years ended December 31, 1996, 1997, 1998 and 1999. For comparative purposes, the above table also reflects Agricredit-North America on the equity basis of accounting for the year ended December 31, 1995. If the Company's 100% interest in Agricredit-North America were reflected on a consolidated basis for the year ended December 31, 1995, total revenues would be $2,125.0 million, total assets would be $2,162.9 million, and long-term debt would be $568.9 million.

(2) These amounts include nonrecurring expenses of $24.5 million, $40.0 million, $18.2 million, $22.3 million and $6.0 million for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. The effect of these nonrecurring charges reduced net income per common share on a diluted basis by $0.26, $0.41, $0.19, $0.25 and $0.07 for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Nonrecurring Expenses."

(3) Includes extraordinary loss, net of taxes, of $2.1 million, or $0.03 per share, and $3.5 million, or $0.06 per share, for the write-off of unamortized debt costs related to the refinancing of the Company's revolving credit facility in 1997 and 1996, respectively.

(4) Net income per common share - diluted, weighted average shares outstanding - diluted and dividends declared per common share have been restated for all periods to reflect all stock splits.

(5) Includes $37.6 million of the Company's 6.5% Convertible Subordinated Debentures, which were subsequently converted into common stock during 1996.

AGCO CORPORATION

TRADING AND DIVIDEND INFORMATION (1)


                                                     Dividends                                                          Dividends
(IN DOLLARS)           High           Low            Declared        (IN DOLLARS)           High            Low          Declared
--------------------------------------------------------------       ------------------------------------------------------------
1999                                                                 1998
  First Quarter        $ 8 9/16       $ 6 1/16         $.01            First Quarter        $30 9/16        $26 15/16       $.01
  Second Quarter        12 15/16        6 5/16          .01            Second Quarter        29 7/16         20 7/16         .01
  Third Quarter         13 1/2         8 11/16          .01            Third Quarter         20 11/16         6 7/16         .01
  Fourth Quarter        14 1/8         9 15/16          .01            Fourth Quarter        10 3/8           5 3/4          .01

(1) The Company's stock trades on the New York Stock Exchange under the symbol AG. As of February 29, 2000, there were approximately 783 stockholders of record.

AGCO CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AGCO Corporation ("AGCO" or the "Company") is a leading manufacturer and distributor of agricultural equipment and related replacement parts throughout the world. The Company sells a full range of agricultural equipment, including tractors, combines, hay tools, sprayers, forage equipment and implements. The Company distributes its products through a combination of approximately 8,200 independent dealers, distributors, associates and licensees. In addition, the Company provides retail financing in North America, the United Kingdom, France, Germany, Spain and Brazil through its finance joint ventures with Rabobank Nederland.

RESULTS OF OPERATIONS

Sales are recorded by the Company when equipment and replacement parts are shipped by the Company to its independent dealers, distributors or other customers. To the extent practicable, the Company attempts to ship products to its dealers and distributors on a level basis throughout the year to reduce the effect of seasonal demands on its manufacturing operations and to minimize its investment in inventory. However, retail sales by dealers to farmers are highly seasonal and are a function of the timing of the planting and harvesting seasons. In certain markets, particularly in North America, there is often a time lag, which varies based on the timing and level of retail demand, between the date the Company records a sale and the date a dealer sells the equipment to a retail customer. During this time lag between the wholesale and retail sale, dealers may not return equipment to the Company unless the Company terminates a dealer's contract or agrees to accept returned products. Commissions payable under the Company's salesman incentive programs are paid at the time of retail sale, as opposed to when products are sold to dealers.

   The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items included in the Company's Consolidated Statements of Income:


YEAR ENDED DECEMBER 31,                          1999              1998             1997
----------------------------------------------------------------------------------------
Net sales                                       100.0%            100.0%           100.0%
Cost of goods sold                               85.2              81.7             79.3
----------------------------------------------------------------------------------------
 Gross profit                                    14.8              18.3             20.7
Selling, general and
 administrative expenses                          9.6               9.2              8.5
Engineering expenses                              1.8               1.9              1.7
Nonrecurring expenses                             1.0               1.4              0.6
----------------------------------------------------------------------------------------
 Income from operations                           2.4               5.8              9.9
Interest expense, net                             2.4               2.3              1.7
Other expense, net                                1.3               1.0              0.6
----------------------------------------------------------------------------------------
 Income (loss) before income
   taxes, equity in net earnings of
   affiliates and extraordinary loss             (1.3)              2.5              7.6
Provision (benefit) for income taxes             (0.4)              0.9              2.7
----------------------------------------------------------------------------------------
 Income (loss) before equity
   in net earnings of affiliates
   and extraordinary loss                        (0.9)              1.6              4.9
Equity in net earnings of affiliates              0.4               0.5              0.4
----------------------------------------------------------------------------------------
 Income (loss) before
   extraordinary loss                            (0.5)              2.1              5.3
Extraordinary loss, net of taxes                   --                --             (0.1)
----------------------------------------------------------------------------------------
   Net income (loss)                             (0.5)%             2.1%             5.2%
========================================================================================

1999 COMPARED TO 1998

The Company recorded a net loss for 1999 of $11.5 million compared to net income of $60.6 million for 1998. Net income (loss) per common share on a diluted basis was $(0.20) for 1999 compared to $0.99 in 1998. Net income (loss) for 1999 and 1998 included nonrecurring expenses of $24.5 million and $40.0 million, or $0.26 and $0.41 per common share on a diluted basis, respectively (see "Nonrecurring Expenses"). The results for 1999 were negatively impacted by lower sales and operating margins caused by unfavorable industry conditions, lower production, lower price realization and the negative impact of currency translation as compared to 1998.

RETAIL SALES

Global demand for agricultural equipment continued to weaken in 1999 in most major markets. The industry decline was primarily due to the continued effects of high global commodity stocks and lower export demand for farm commodities, which resulted in lower commodity prices. These conditions have the effect of reducing farm income in most major markets thereby reducing demand for new equipment purchases.

AGCO CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   In the United States and Canada, industry unit retail sales of tractors increased approximately 2% in 1999 over 1998, with significant increases in the under 40 horsepower segment offsetting modest declines in the utility tractor segment and significant declines in the high horsepower segment. Industry retail sales of combines declined approximately 47% compared to 1998. Company retail sales of tractors and combines decreased compared to the same period in 1998, with competitive pricing affecting the Company's sales relative to the industry.

   In Western Europe, industry unit retail sales of tractors in 1999 increased approximately 2% compared to 1998. Industry results were mixed with declines experienced in Spain and Scandinavia offset by increases in France, the United Kingdom, Germany and Italy. Company retail sales of tractors in 1999 were unchanged from 1998. However, the Company's retail sales were stronger compared to the industry in the third and fourth quarters of 1999 due to the favorable acceptance of the Company's new Massey Ferguson high horsepower tractor line, which was introduced during the first half of 1999 and, accordingly, had limited availability in the first half of the year.

   In South America, industry unit retail sales of tractors in 1999 decreased approximately 15% compared to 1998. Industry results in 1999 were also mixed in this region with slightly favorable industry results in Brazil offset by significant industry declines in Argentina and the remaining South American markets due to low commodity prices, tightening credit and economic uncertainty. Company retail sales of tractors in South America were comparable to the industry decline.

   In other international markets, industry and Company unit retail sales of tractors were lower than 1998 in most regions including the Middle East, Africa and Eastern Europe.

STATEMENT OF INCOME

Net sales for 1999 were $2,413.3 million compared to $2,941.4 million in 1998. This decline primarily reflects lower retail demand in the majority of markets throughout the world. In addition, net sales for 1999 were negatively impacted by foreign currency translation due to the weakening of the Euro and the Brazilian real against the U.S. dollar. Foreign currency translation had the effect of reducing net sales by approximately $135.1 million in 1999 compared to 1998. Net sales for 1999 were positively impacted by approximately $36.0 million due to the Company's 1998 acquisitions of MF Argentina, Spra-Coupe and Willmar, which were only partially included in the 1998 results. Excluding the impact of currency translation and acquisitions, net sales decreased approximately 14.6% compared to 1998.

   On a regional basis, net sales in North America decreased $327.9 million, or 34.8%, compared to 1998, primarily due to unfavorable market conditions and the Company's planned efforts to lower dealer inventories by generating wholesale sales to dealers at a rate less than retail demand. The decline was partially offset by the impact of the Willmar and Spra-Coupe acquisitions. In the Europe/Africa/Middle East region, net sales in 1999 decreased $90.3 million, or 5.7%, compared to 1998 primarily due to lower sales outside Western Europe and the negative impact of foreign currency translation. Net sales for 1999 in South America decreased $118.2 million, or 37.5%, compared to 1998, primarily due to unfavorable industry conditions outside of Brazil and the negative impact of foreign currency translation due to the devaluation of the Brazilian real in January 1999. In the East Asia/Pacific region, net sales in 1999 increased $8.3 million, or 9.5%, compared to 1998, primarily due to improving market conditions in Asia.

   Gross profit was $356.4 million (14.8% of net sales) for 1999 compared to $537.3 million (18.3% of net sales) for 1998. Gross profit margins declined due to reduced production overhead absorption, lower price realization in certain markets and an unfavorable mix of higher margin products. The Company reduced 1999 worldwide tractor and combine unit production by 16% compared to 1998 in response to the weakening industry demand. Price realization in 1999 was impacted by a more competitive global market environment and higher levels of used dealer inventories in the North American market. The Company increased its sales incentives costs in order to reduce used inventory levels and sell older discontinued products. Gross profit in 1999 also included a one-time write-down of production inventory of approximately $5.0 million which was recorded to cost of goods sold and was related to the planned closure of the Company's Coldwater, Ohio and Lockney, Texas manufacturing facilities.

   Selling, general and administrative expenses (SG&A expenses) were $229.6 million (9.6% of net sales) compared to $270.7 million (9.2% of net sales) in 1998. Engineering expenses were $44.6 million (1.8% of net sales) compared to $56.1 million (1.9% of net sales). The $52.6 million decrease in SG&A and engineering expenses in 1999 was primarily a result of the Company's expense reduction initiatives implemented in late 1998, which included reductions in the Company's worldwide workforce and decreases in discretionary spending levels.

   Nonrecurring expenses were $24.5 million in 1999 and $40.0 million in 1998. The 1999 nonrecurring expenses consisted of a write-down of property, plant and equipment, severance and other costs related to the permanent closure of certain production facilities. The 1998 nonrecurring expenses consisted of severance and related costs associated with a reduction in the Company's worldwide workforce. See "Nonrecurring Expenses" for further discussion.

   Income from operations was $57.7 million for 1999 compared to $170.5 million in 1998. Excluding nonrecurring expenses in both years, income from operations was $82.2 million in 1999 (3.4% of net sales) compared to

$210.5 million (7.2% of net sales) in 1998. Operating income was negatively impacted in 1999 by lower sales and gross profit margins, partially offset by lower SG&A expenses.

   Interest expense, net was $57.6 million in 1999 compared to $67.7 million in 1998. The lower expense in 1999 was primarily due to lower average debt levels and lower effective interest rates on the Company's outstanding borrowings.

   Other expense, net was $32.3 million in 1999 compared to $28.5 million in 1998. The increase in other expense, net is primarily attributable to higher amortization of intangibles due to full year amortization of the Company's 1998 acquisitions.

   The Company recorded an income tax benefit of $10.2 million in 1999 compared to a provision of $27.5 million in 1998. The Company's effective tax rate increased in 1999 compared to 1998 due to an increase in losses incurred in certain foreign tax jurisdictions for which no immediate tax benefit was recognized.

   Equity in net earnings of affiliates was $10.5 million in 1999 compared to $13.8 million in 1998. The reduction in earnings primarily related to decreased earnings in the Company's engine joint venture and slightly lower earnings in the Company's retail finance joint ventures.

1998 COMPARED TO 1997

The Company recorded net income for 1998 of $60.6 million compared to $168.7 million for 1997. Net income per common share on a diluted basis was $0.99 for 1998 compared to $2.71 in 1997. Net income for 1998 and 1997 included nonrecurring expenses of $40.0 million and $18.2 million, or $0.41 and $0.19 per common share on a diluted basis, respectively (see "Nonrecurring Expenses"). In addition, net income for 1997 included an extraordinary loss of $2.1 million, or $0.03 per share on a diluted basis, for the write-off of unamortized debt costs related to the refinancing of the Company's revolving credit facility (see "Liquidity and Capital Resources"). The results for 1998 were negatively impacted by lower sales and operating margins caused by unfavorable industry conditions, lower production, lower price realization and the negative impact of foreign currency translation.

ACQUISITIONS AND DIVESTITURES

The Company completed the following transactions in late 1997 and 1998 which impacted the Company's results in 1998:

- In December 1997, the Company acquired the remaining 68% of Dronningborg Industries a/s (the "Dronningborg Acquisition"), the Company's supplier of combine harvesters sold under the Massey Ferguson brand name in Europe. The Company previously owned 32% of this combine manufacturer which developed and manufactured combine harvesters exclusively for AGCO. The Dronningborg Acquisition enabled the Company to achieve certain synergies within its worldwide combine manufacturing.

- In December 1997, the Company sold 50% of Deutz Argentina's engine production and distribution business to Deutz AG, a global supplier of diesel engines. This joint venture (the "Engine Joint Venture") allows the Company to share in research and development costs and gain access to advanced technology.

- In December 1997, the Company sold its Fendt caravan and motor home business in order to focus on its core agricultural equipment business (the "Fendt Caravan Sale").

- In May 1998, the Company acquired the distribution rights for the Massey Ferguson brand in Argentina (the "MF Argentina Acquisition"). The MF Argentina Acquisition expanded the Company's distribution network in the second largest market in South America.

- In July 1998, the Company acquired the Spra-Coupe product line, a brand of agricultural self-propelled sprayers sold primarily in North America (the "Spra-Coupe Acquisition"). In October 1998, the Company acquired the Willmar product line, a brand of agricultural self-propelled sprayers, spreaders and loaders sold primarily in North America (the "Willmar Acquisition"). The Spra-Coupe and Willmar Acquisitions expanded the Company's product offerings to include a full line of self-propelled sprayers.

RETAIL SALES

Global demand for agricultural equipment weakened significantly in the second half of 1998 in most major markets. The industry decline was primarily due to the effects of high global commodity stocks and lower export demand for farm commodities, which resulted in lower commodity prices. In many markets, this impact offset relatively favorable industry demand in the first half of the year.

   In the United States and Canada, industry unit retail sales of tractors increased approximately 4% in 1998 over 1997, despite declining in the second half of the year. Industry retail sales of combines declined approximately 4% compared to 1997. Company retail sales of tractors were slightly higher than in 1997, and Company retail sales of combines were below the prior year. The Company's combine sales were negatively impacted relative to the industry primarily due to lower 1998 pre-season sales and new product introductions by competitors.

   In Western Europe, industry unit retail sales of tractors in 1998 decreased approximately 3% compared to 1997. Industry results were mixed with significant declines experienced in the United Kingdom and Scandinavia offset by increases in Germany and Italy. Company retail sales of tractors decreased in 1998 compared to 1997. The Company's retail sales were negatively impacted by sales declines of the Massey Ferguson high horsepower tractors and aggressive pricing in this segment of the market.

AGCO CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   In South America, industry unit retail sales of tractors in 1998 decreased approximately 5% compared to 1997. Industry results in 1998 were also mixed in this region with favorable industry results in Brazil offset by industry declines in Argentina and the remaining South American markets. Company retail sales of tractors were slightly below 1997, thereby outperforming the market primarily due to favorable acceptance of new product introductions.

   In other international markets, industry unit retail sales of tractors were lower than in 1997, particularly in Asia and Africa. The Company also experienced lower retail sales in these markets.

STATEMENT OF INCOME

Net sales for 1998 were $2,941.4 million compared to $3,224.4 million in 1997. This decline primarily reflects lower retail demand in the majority of markets throughout the world. Net sales for 1998 were also negatively impacted by approximately $85.4 million due to the Fendt Caravan Sale and Engine Joint Venture divestitures and approximately $53.7 million from the negative impact on foreign currency translation due to the strengthening of the U.S. dollar against most European currencies. Net sales for 1998 were positively impacted by approximately $40.4 million from the Dronningborg, MF Argentina, Spra-Coupe and Willmar Acquisitions. Excluding the impact of currency translation, acquisitions and divestitures, net sales decreased approximately 5.7% compared to 1997.

   On a regional basis, net sales in North America decreased $15.7 million, or 1.6%, compared to 1997, primarily due to unfavorable market conditions which particularly impacted sales of combines and replacement parts in the second half of the year. In the Europe/Africa/Middle East region, net sales in 1998 declined $183.6 million, or 10.3%, compared to 1997 primarily due to unfavorable industry conditions, the impact of the Fendt Caravan Sale, and the negative impact of foreign currency translation. Net sales in South America decreased $19.0 million, or 5.7%, in 1998 compared to 1997, primarily due to the impact of the Engine Joint Venture and the negative impact of foreign currency translation. In the East Asia/Pacific region, net sales declined $64.7 million, or 42.5%, for 1998 compared to 1997, primarily due to depressed industry conditions resulting from the Asian currency devaluation and the negative impact of currency translation.

   Gross profit was $537.3 million (18.3% of net sales) for 1998, compared to $666.8 million (20.7% of net sales) for 1997. Gross profit margins were negatively impacted by reduced production overhead absorption, lower price realization in the majority of markets and unfavorable foreign currency exchange primarily relating to the weakening of the Canadian dollar in relation to the U.S. dollar and the strengthening of the British pound compared to other European currencies. The Company reduced 1998 worldwide tractor and combine unit production by 13% compared to 1997 in response to the weakening industry demand. Price realization in 1998 was impacted by a more competitive market environment and higher discounts to liquidate older, slower-moving inventory.

   SG&A expenses were $270.7 million (9.2% of net sales) in 1998 compared to $275.4 million (8.5% of net sales) in 1997. As a percentage of net sales, SG&A expenses were higher in 1998 due to the lower sales volumes and Year 2000 costs recorded in 1998 (see "Year 2000"). Engineering expenses were $56.1 (1.9% of net sales) compared to $54.1 million (1.7% of net sales). As a percentage of net sales, engineering expenses were higher in 1998 primarily due to lower sales volumes and higher expenses due to the Dronningborg Acquisition.

   Nonrecurring expenses were $40.0 million in 1998 and $18.2 million in 1997. The 1998 nonrecurring expenses consisted of severance and related costs associated with a reduction in the Company's worldwide workforce. The 1997 nonrecurring expenses primarily related to the restructuring of the Company's European operations, the integration of the Company's Argentina and Fendt operations and executive severance costs. See "Nonrecurring Expenses" for further discussion.

   Income from operations was $170.5 million for 1998 compared to $319.1 million in 1997. Excluding nonrecurring expenses in both years, income from operations was $210.5 million in 1998 (7.2% of net sales) compared to $337.3 million (10.5% of net sales) in 1998. Operating income was negatively impacted in 1998 by lower sales and gross profit margins.

   Interest expense, net was $67.7 million in 1998 compared to $53.5 million in 1997. The higher expense in 1998 was primarily due to additional borrowings to fund the Company's acquisitions, common stock repurchases and higher levels of working capital.

   Other expense, net was $28.5 million in 1998 compared to $19.9 million in 1997. The increase in other expense, net primarily relates to increased hedging costs and foreign exchange losses in addition to higher amortization of intangibles due to the Company's acquisitions completed in late 1997 and during 1998.

   The Company recorded an income tax provision of $27.5 million in 1998 compared to a provision of $87.5 million in 1997. The Company's effective tax rate increased in 1998 compared to 1997 due to a change in the mix of income to jurisdictions with higher tax rates.

   Equity in net earnings of affiliates was $13.8 million in 1998 compared to $12.6 million in 1997. The increase in earnings primarily related to increased earnings in the Company's retail finance joint ventures and earnings from the Engine Joint Venture.

QUARTERLY RESULTS

The following table presents unaudited interim operating results of the Company. The Company believes that the following information includes all adjustments (consisting only of normal, recurring adjustments) that the Company considers necessary for a fair presentation, in accordance with generally accepted accounting principles. The operating results for any interim period are not necessarily indicative of results for any future period. (In millions, except per share data.)


THREE MONTHS ENDED                       MARCH 31          JUNE 30        SEPTEMBER 30       DECEMBER 31
--------------------------------------------------------------------------------------------------------
1999:
 Net sales                               $ 561.6           $ 683.5          $ 570.5          $ 597.7
 Gross profit                               79.0             111.1             97.1             69.2
 Income (loss) from
   operations(1)                             9.3              43.6             30.2            (25.4)
 Net income (loss)(1)                       (7.2)             15.5              7.5            (27.3)
 Net income (loss)
   per common
   share - diluted(1)                      (0.12)             0.26             0.13            (0.46)

1998:
 Net sales                               $ 701.5           $ 816.1          $ 665.7          $ 758.1
 Gross profit                              144.5             156.5            131.2            105.1
 Income (loss) from
   operations(1)                            67.9              73.2             46.1            (16.7)
 Net income (loss)(1)                       32.7              32.3             17.9            (22.3)
 Net income (loss)
   per common
   share - diluted(1)                       0.52              0.52             0.30            (0.37)

(1) The 1999 and 1998 operating results include nonrecurring expenses of $24.5 and $40.0 million, or $0.26 and $0.42 per share, for the three months ended December 31, 1999 and 1998, respectively.

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

NONRECURRING EXPENSES

In the fourth quarter of 1999, the Company recorded non-recurring expenses of $24.5 million, or $.26 per share on a diluted basis, related to the planned closure of its Coldwater, Ohio; Lockney, Texas; and Noetinger, Argentina manufacturing facilities. The majority of production in these facilities will be relocated to existing Company facilities or outsourced to third parties. The nonrecurring expenses primarily relate to the write-down of property, plant and equipment, severance and other facility closure costs. The Company also expects to incur an additional $8.0 million of nonrecurring expenses in 2000 related to the closures. These nonrecurring expenses relate to severance and costs to integrate the production from these facilities into other existing AGCO facilities. These expenses will be recorded as they are incurred in 2000. In addition to the nonrecurring expenses, the Company recorded a one-time $5.0 million write-down of production inventory which was charged to cost of goods sold and was directly related to the closures.

   The closure of these facilities is consistent with the Company's efforts to resize its operations to current industry demand. The rationalization of the Company's production facilities is expected to generate annual cost savings of $10 million to $15 million.

   In 1998, the Company recorded nonrecurring expenses of $40.0 million primarily related to severance and related costs associated with the reduction in the Company's worldwide permanent workforce of approximately 1,400 employees. These headcount reductions were made to address the negative market conditions which adversely impacted demand in the majority of markets. The headcount reductions resulted in significant cost savings related to manufacturing costs and SG&A expenses.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's financing requirements are subject to variations due to seasonal changes in company and dealer inventory levels. Internally generated funds are supplemented when necessary from external sources, primarily the Company's revolving credit facility. In January 1997, the Company established a five-year unsecured revolving credit facility (the "Revolving Credit Facility"), which is the Company's primary source of financing. As of December 31, 1999, the lending commitment under the Revolving Credit Facility was $1.0 billion. Borrowings under the Revolving Credit Facility may not exceed the sum of 90% of eligible

AGCO CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


accounts receivable and 60% of eligible inventory. As of December 31, 1999, approximately $431.4 million was outstanding under the Revolving Credit Facility and available borrowings, based on the lending commitment of $1.0 billion, were approximately $568.3 million, subject to the accounts receivable and inventory borrowing base requirements.

   In January 2000, the Company entered into a $250 million asset backed securitization facility whereby certain U.S. wholesale accounts receivable are sold through a wholly-owned special purpose subsidiary to a third party (the "Securitization Facility"). Funding under the Securitization Facility is provided on a revolving basis and is dependent upon the level of U.S. dealer wholesale receivables eligible to be sold through the facility. The Company initially funded $200 million under the Securitization Facility which was used to reduce outstanding borrowings under the Revolving Credit Facility. The $1.0 billion lending commitment under the Revolving Credit Facility was permanently reduced by the $200 million initial proceeds received from the Securitization Facility and will be further reduced by any additional funding received from the Securitization Facility. The Securitization Facility provides the Company with several benefits, including a lower cost of borrowings and a one-time acceleration of cash flow with a corresponding reduction in outstanding debt. This transaction is consistent with the Company's objective of reducing its leverage and diversifying its capital sources at the lowest cost possible. In conjunction with the closing of the securitization transaction, the Company recorded a loss in January 2000 on the sale of the receivables of approximately $8 million. The loss represents the difference between the current and future value of the receivables sold, related transaction expenses and the write-off of certain unamortized debt issuance costs due to the reduction in the lending commitment of the Revolving Credit Facility.

   During 1999, the Company entered into a sale/leaseback transaction involving certain real property. The proceeds from the transaction of $18.7 million were used to reduce outstanding borrowings under the Revolving Credit Facility.

   In March 1996, the Company issued $250.0 million of 8.5% Senior Subordinated Notes due 2006 (the "Notes") at 99.139% of their principal amount. The sale of the Notes provided the Company with subordinated capital and replaced a portion of its floating rate debt with longer term fixed rate debt.

   In December 1997, the Company's Board of Directors authorized the repurchase of up to $150.0 million of its outstanding common stock. In 1998, the Company repurchased approximately 3.5 million shares of its common stock at a cost of approximately $88.1 million. In 1999, the Company did not repurchase any of its common stock. The purchases are made through open market transactions, and the timing and number of shares purchased depends on various factors, such as price and other market conditions.

   Total long-term debt for the Company was $691.7 million at December 31, 1999 compared to $924.2 million at December 31, 1998. The Company's debt to capitalization ratio was 45.5% at December 31, 1999 compared to 48.5% at December 31, 1998. The decrease in the debt to capitalization ratio was primarily due to a reduction in long-term debt of $232.5 million, offset to some extent by a negative cumulative translation adjustment to equity of $145.5 million compared to 1998, due to the devaluation of the Brazilian real and a weakening of the Euro relative to the U.S. dollar.

   The Company's working capital requirements are seasonal, with investments in working capital typically building in the first half of the year and then reducing in the second half of the year. The Company had $733.9 million of working capital as of December 31, 1999 compared to $1,029.9 million as of December 31, 1998. The decrease in working capital was primarily due to lower accounts receivable and inventories, resulting from the decrease in net sales in 1999 compared to 1998, the effect of foreign currency translation and the planned reduction of North America dealer inventories by producing below retail demand.

   Cash flow provided by operating activities was $233.7 million in 1999, $11.2 million in 1998 and $100.0 million in 1997. The increase in operating cash flow in 1999 was primarily due to a reduction in accounts receivable and inventory levels offset to some extent by lower net income. The improved cash flow in 1999 reflects the impact of the Company's initiatives to reduce receivables and inventory levels. In response to the industry decline and to reduce the level of dealer and Company inventories, worldwide unit production of tractors and combines was 16% lower than 1998. The decrease in operating cash flow for 1998 compared to 1997 was primarily due to lower net income, lower provision for deferred taxes, primarily due to the utilization of net operating loss carryforwards in 1997 and lower accounts payable. This impact was offset to some extent by a lower use of cash for accounts receivable and inventory in 1998 compared to 1997, primarily due to the Company lowering production levels in the second half of 1998 in response to the weakening industry conditions.

   Capital expenditures were $44.2 million in 1999, $61.0 million in 1998 and $72.1 million in 1997. For all years, the Company's capital expenditures related to the development and enhancement of new and existing products as well as facility and equipment improvements. The decreases in capital expenditures in 1999 compared to 1998 and 1998 compared to 1997 was primarily due to lower capital requirements for new products and facility improvements. The Company currently estimates that aggregate capital expenditures for 2000 will range from approximately $50 million to $60 million and will primarily be used to support the development and enhancement of new and existing products. Capital expenditures for 2000 are expected to be funded with cash flows from operations.

   During 1999, the Company's Board of Directors declared dividends of $0.04 per share of common stock. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects, limitations imposed by the Company's credit facilities and other factors deemed relevant by the Company's Board of Directors.

   The Company believes that available borrowings under the Revolving Credit Facility, funding under the Securitization Facility, available cash and internally generated funds will be sufficient to support its working capital, capital expenditures and debt service requirements for the foreseeable future.

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

   Global demand for agricultural equipment in 1999 remained weak due to low commodity prices and reduced commodity export demand. These factors are expected to continue in 2000, which will adversely impact farm income, and consequently, lower the demand for agricultural equipment. As a result, worldwide retail demand in 2000 is expected to be between 0% and 5% below 1999 levels. Net sales in 2000 are expected to be slightly below 1999 levels due to the forecasted decline in retail demand and the anticipated negative currency translation impact of the strengthening U.S. dollar compared to European currencies. Despite these conditions, the Company expects production to increase marginally due to inventory corrections made in 1999. As a result of the increased production and the Company's cost reduction initiatives, operating margins and overall profitability in 2000 are expected to improve compared to 1999.

FOREIGN CURRENCY RISK MANAGEMENT

The Company has significant manufacturing operations in the United States, the United Kingdom, France, Germany, Denmark and Brazil, and it purchases a portion of its tractors, combines and components from third party foreign suppliers, primarily in various European countries and in Japan. The Company also sells products in over 140 countries throughout the world. The Company's most significant transactional foreign currency exposures are the British pound in relation to the Euro and the British pound, Euro and the Canadian dollar in relation to the U.S. dollar. Fluctuations in the value of foreign currencies create exposures which can adversely affect the Company's results of operations.

   The Company attempts to manage its transactional foreign exchange exposure by hedging identifiable foreign currency cash flow commitments arising from receivables, payables, and expected purchases and sales. Where naturally offsetting currency positions do not occur, the Company hedges certain of its exposures through the use of foreign currency forward contracts. The Company's hedging policy prohibits foreign currency forward contracts for speculative trading purposes. The Company's translation exposure resulting from translating the financial statements of foreign subsidiaries into U.S. dollars is not hedged. The Company's most significant translation exposures are the British pound, the Euro and the Brazilian real in relation to the U.S. dollar. When practical, this translation impact is reduced by financing local operations with local borrowings.

   The following is a summary of foreign currency forward contracts used to hedge currency exposures. All contracts have a maturity of less than one year. The net notional amounts and fair value gains or losses as of December 31, 1999 stated in U.S. dollars are as follows (in millions):


                             Net
                           Notional        Average           Fair
                           Amount          Contract          Value
                          Buy/(Sell)        Rate*         Gain/(Loss)
---------------------------------------------------------------------

Australian dollar          $  7.0             1.57            $0.2
British pound               (32.4)            0.63            (0.8)
Danish krone                  9.6             7.37               -
Euro currency               280.9             0.97            (6.0)
French franc                 (6.8)            6.25             0.3
German mark                   1.5             1.90               -
Greek drachma                (6.3)          323.77             0.1
Japanese yen                  0.6           113.31             0.1
Norwegian krone               0.7             7.09            (0.1)
Swedish krona                 2.4             4.83            (1.1)
--------------------------------------------------------------------
                           $257.2                            $(7.3)
====================================================================

* per U. S. dollar

   Because these contracts were entered into for hedging purposes, the gains and losses on the contracts would largely be offset by gains and losses on the underlying firm commitment.

INTEREST RATES

The Company manages interest rate risk through the use of fixed rate debt and interest rate swap contracts. The Company has fixed rate debt from its $250 million 8.5% Senior Subordinated Notes due 2006. In addition, the Company

AGCO CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


entered into an interest rate swap contract to further minimize the effect of potential interest rate increases on floating rate debt in a rising interest rate environment. At December 31, 1999, the Company had an interest rate swap contract outstanding with a notional amount of $94.3 million which expires on December 31, 2001. The interest rate swap has the effect of converting a portion of the Company's floating rate indebtedness to a fixed rate of 5.1%. The Company's floating rate debt is primarily the Revolving Credit Facility, which is tied to changes in U.S. and European libor rates. Assuming a 10% increase in interest rates, the Company's interest expense, net, including the effect of the interest rate swap contract for 1999, would have increased by approximately $3.6 million.

YEAR 2000

The Company assessed the impact of the Year 2000 issue on its reporting systems and operations. Based on its assessment, the Company developed a Year 2000 compliance plan, in which all critical and noncritical systems were tested and all identified noncompliant software or technology was modified or replaced. This review included all information technology systems and embedded systems located in the Company's manufacturing equipment, facility equipment and in the Company's products. Through December 31, 1999, the Company incurred approximately $9.5 million to modify existing computer systems, applications and embedded systems. The Company expects no significant costs during 2000 related to the Year 2000 issue. In addition, the Company has experienced no significant issues relating to the Year 2000 issue.

EURO CURRENCY

The Company has established the capability to trade in the common European currency (the "Euro") in all European locations beginning January 1, 1999. The Company began communicating with suppliers, dealers and financial institutions in 1998 and has formulated a transition plan to move to a Euro-based business in 2001. The Company does not currently expect its competitive position (including pricing, purchasing contracts and systems modifications) to be materially affected by the change to the Euro.

ACCOUNTING CHANGES

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition." SAB No. 101 does not change existing accounting literature on revenue recognition, but rather explains the SEC staff's general framework for revenue recognition. SAB No. 101 states that changes in accounting to apply the guidance in SAB No. 101 may be accounted for as a change in accounting principle and must be recorded in the first quarter of 2000. The Company is currently reviewing its revenue recognition policy and does not expect the adoption of SAB No. 101 to have a material impact on the Company's results of operations.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will be required to adopt the new statement on January 1, 2001. The Company has not yet quantified the financial impact of adopting SFAS No. 133 and has not determined the method of adoption. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

FORWARD LOOKING STATEMENTS

Certain statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report are forward looking, including certain statements set forth under the "Outlook," "Liquidity and Capital Resources," "Nonrecurring Expenses," "Year 2000" and "Euro Currency" headings. Forward looking statements include the Company's expectations with respect to future commodity prices, export demand for commodities, farm income, demand for agricultural equipment, production levels, the impact of cost reduction initiatives, operating margins, overall profitability and the availability of capital. Although the Company believes that the statements it has made are based on reasonable assumptions, they are based on current information and beliefs and, accordingly, the Company can give no assurance that its statements will be achieved. In addition, these statements are subject to factors that could cause actual results to differ materially from those suggested by the forward looking statements. These factors include, but are not limited to, general economic and capital market conditions, the demand for agricultural products, world grain stocks, crop production, commodity prices, farm income, farm land values, government farm programs and legislation, the levels of new and used field inventories, weather conditions, interest and foreign currency exchange rates, the conversion to the Euro, pricing and product actions taken by competitors, customer access to credit, production disruptions, supply and capacity constraints, Company cost reduction and control initiatives, Company research and development efforts, labor relations, dealer and distributor actions, technological difficulties including the Year 2000 readiness, changes in environmental, international trade and other laws, and political and economic uncertainty in various areas of the world. Further information concerning factors that could significantly affect the Company's results is included in the Company's filings with the Securities and Exchange Commission. The Company disclaims any responsibility to update any forward looking statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To AGCO Corporation:

We have audited the accompanying consolidated balance sheets of AGCO CORPORATION AND SUBSIDIARIES as of December 31, 1999 and 1998 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AGCO Corporation and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP


Atlanta, Georgia
February 1, 2000

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
IN MILLIONS, EXCEPT PER SHARE DATA


YEAR ENDED DECEMBER 31,                                               1999            1998         1997
---------------------------------------------------------------------------------------------------------
Net sales                                                          $2,413.3        $2,941.4      $3,224.4
Cost of goods sold                                                  2,056.9         2,404.1       2,557.6
---------------------------------------------------------------------------------------------------------
  Gross profit                                                        356.4           537.3         666.8
Selling, general and administrative expenses                          229.6           270.7         275.4
Engineering expenses                                                   44.6            56.1          54.1
Nonrecurring expenses                                                  24.5            40.0          18.2
---------------------------------------------------------------------------------------------------------
  Income from operations                                               57.7           170.5         319.1
Interest expense, net                                                  57.6            67.7          53.5
Other expense, net                                                     32.3            28.5          19.9
---------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, equity in net earnings
  of affiliates and extraordinary loss                                (32.2)           74.3         245.7
Income tax provision (benefit)                                        (10.2)           27.5          87.5
---------------------------------------------------------------------------------------------------------
Income (loss) before equity in net earnings of affiliates
  and extraordinary loss                                              (22.0)           46.8         158.2
Equity in net earnings of affiliates                                   10.5            13.8          12.6
---------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary loss                               (11.5)           60.6         170.8
Extraordinary loss, net of taxes                                         --              --          (2.1)
---------------------------------------------------------------------------------------------------------
Net income (loss)                                                   $ (11.5)       $   60.6      $  168.7
=========================================================================================================
Net income (loss) per common share:
  Basic:
    Income (loss) before extraordinary loss                         $ (0.20)       $   1.01      $   2.82
    Extraordinary loss                                                   --              --         (0.03)
---------------------------------------------------------------------------------------------------------
    Net income (loss)                                               $ (0.20)       $   1.01      $   2.79
=========================================================================================================
  Diluted:
    Income (loss) before extraordinary loss                         $ (0.20)       $   0.99      $   2.74
    Extraordinary loss                                                   --              --         (0.03)
---------------------------------------------------------------------------------------------------------
    Net income (loss)                                               $ (0.20)       $   0.99      $   2.71
=========================================================================================================
Weighted average shares outstanding:
  Basic                                                                58.7            59.7          60.4
=========================================================================================================
  Diluted                                                              58.7            61.2          62.1
=========================================================================================================

See accompanying notes to consolidated financial statements.

AGCO CORPORATION

CONSOLIDATED BALANCE SHEETS
IN MILLIONS, EXCEPT SHARE AMOUNTS


DECEMBER 31,                                                                              1999           1998
-------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                                                           $   19.6       $   15.9
  Accounts and notes receivable, net                                                     758.2        1,016.3
  Inventories, net                                                                       561.1          671.6
  Other current assets                                                                    77.2           86.7
-------------------------------------------------------------------------------------------------------------
    Total current assets                                                               1,416.1        1,790.5
Property, plant and equipment, net                                                       310.8          417.6
Investments in affiliates                                                                 93.6           95.2
Other assets                                                                             140.1           76.6
Intangible assets, net                                                                   312.6          370.5
-------------------------------------------------------------------------------------------------------------
    Total assets                                                                      $2,273.2       $2,750.4
=============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                                                    $  244.2       $  287.0
  Accrued expenses                                                                       408.2          428.0
  Other current liabilities                                                               29.8           45.6
-------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                            682.2          760.6
Long-term debt                                                                           691.7          924.2
Postretirement health care benefits                                                       25.4           24.5
Other noncurrent liabilities                                                              44.8           59.0
-------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                  1,444.1        1,768.3
-------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 10)
Stockholders' Equity:
  Common stock; $0.01 par value, 150,000,000 shares authorized, 59,579,559
    and 59,535,921 shares issued and outstanding in 1999 and 1998, respectively            0.6            0.6
  Additional paid-in capital                                                             427.7          427.3
  Retained earnings                                                                      621.9          635.8
  Unearned compensation                                                                   (5.1)         (11.1)
  Accumulated other comprehensive income                                                (216.0)         (70.5)
-------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                           829.1          982.1
-------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                        $2,273.2       $2,750.4
=============================================================================================================

See accompanying notes to consolidated financial statements.

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
IN MILLIONS


YEAR ENDED DECEMBER 31,                                                     1999             1998             1997
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                     $  (11.5)        $   60.6         $  168.7
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
  Extraordinary loss, net of taxes                                            --               --              2.1
  Depreciation and amortization                                             55.8             57.6             49.4
  Amortization of intangibles                                               14.8             13.2             12.1
  Amortization of unearned compensation                                      6.2              8.9             10.5
  Equity in net earnings of affiliates, net of cash received                 2.4             (3.3)           (12.6)
  Deferred income tax provision (benefit)                                  (47.2)           (22.4)            53.4
  Loss on write-down of property, plant and equipment                       14.9               --               --
  Changes in operating assets and liabilities, net of effects from purchase/sale of businesses:
    Accounts and notes receivable, net                                     194.3             17.7            (94.7)
    Inventories, net                                                        72.1            (17.3)          (100.4)
    Other current and noncurrent assets                                    (20.3)            (1.2)           (10.0)
    Accounts payable                                                       (38.5)           (87.7)            25.5
    Accrued expenses                                                        (3.5)           (15.0)            (1.3)
    Other current and noncurrent liabilities                                (5.8)             0.1             (2.7)
------------------------------------------------------------------------------------------------------------------
     Total adjustments                                                     245.2            (49.4)           (68.7)
------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                             233.7             11.2            100.0
------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of property, plant and equipment                                (44.2)           (61.0)           (72.1)
  Proceeds from sale/leaseback of property                                  18.7               --               --
  Sale/(purchase) of businesses, net                                         6.0            (60.6)          (289.2)
  Investments in unconsolidated affiliates                                  (1.1)              --               --
------------------------------------------------------------------------------------------------------------------
     Net cash used for investing activities                                (20.6)          (121.6)          (361.3)
------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from long-term debt                                             536.1            984.4            932.2
  Repayments of long-term debt                                            (740.8)          (798.9)          (813.8)
  Payment of debt issuance costs                                              --               --             (3.5)
  Proceeds from issuance of common stock                                      --              0.4            142.2
  Repurchases of common stock                                                 --            (88.1)              --
  Dividends paid on common stock                                            (2.4)            (2.4)            (2.5)
------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used for) financing activities                 (207.1)            95.4            254.6
------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents              (2.3)            (0.3)            (3.8)
------------------------------------------------------------------------------------------------------------------
  Increase (decrease) in cash and cash equivalents                           3.7            (15.3)           (10.5)
  Cash and cash equivalents, beginning of period                            15.9             31.2             41.7
------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents, end of period                              $   19.6         $   15.9         $   31.2
==================================================================================================================

See accompanying notes to consolidated financial statements.

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
IN MILLIONS, EXCEPT SHARE AMOUNTS


                                        Common Stock       Additional                           Cumulative     Total       Compre-
                                    -------------------     Paid-In    Retained    Unearned    Translation  Stockholders'  hensive
                                      Shares     Amount     Capital    Earnings  Compensation   Adjustment     Equity      Income
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996          57,260,151   $  0.6    $  360.1    $  411.4   $ (17.8)      $   20.3     $  774.6
  Net income                                --       --          --       168.7        --             --        168.7     $  168.7
  Issuance of common stock,
    net of offering expenses         5,175,000       --       140.4          --        --             --        140.4
  Issuance of restricted stock         373,017       --        12.7          --     (12.7)            --           --
  Stock options exercised              164,255       --         1.8          --        --             --          1.8
  Common stock dividends
    ($0.04 per common share)                 --      --          --        (2.5)       --             --         (2.5)
  Amortization of unearned
    compensation                             --      --          --          --      10.5             --         10.5
  Change in cumulative
    translation adjustment                   --      --          --          --        --         (101.9)      (101.9)      (101.9)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997           62,972,423     0.6       515.0       577.6     (20.0)         (81.6)       991.6         66.8
                                                                                                                          ========
  Net income                                 --      --          --        60.6        --             --         60.6         60.6
  Repurchases of common stock        (3,487,200)     --       (88.1)         --        --             --        (88.1)
  Stock options exercised                50,698      --         0.4          --        --             --          0.4
  Common stock dividends
    ($0.04 per common share)                 --      --          --        (2.4)       --             --         (2.4)
  Amortization of unearned
    compensation                             --      --          --          --       8.9             --          8.9
  Change in cumulative
    translation adjustment                   --      --          --          --        --           11.1         11.1         11.1
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998           59,535,921     0.6       427.3       635.8     (11.1)         (70.5)       982.1         71.7
                                                                                                                          ========
  Net loss                                   --      --          --       (11.5)       --             --        (11.5)       (11.5)
  Issuance of restricted stock           26,500      --         0.2          --      (0.2)            --           --
  Stock options exercised                17,138      --         0.2          --        --             --          0.2
  Common stock dividends
    ($0.04 per common share)                 --      --          --        (2.4)       --             --         (2.4)
  Amortization of unearned
    compensation                             --      --          --          --       6.2             --          6.2
  Change in cumulative
    translation adjustment                   --      --          --          --        --         (145.5)      (145.5)      (145.5)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999           59,579,559  $  0.6    $  427.7    $  621.9   $  (5.1)      $ (216.0)    $  829.1     $ (157.0)
==================================================================================================================================

See accompanying notes to consolidated financial statements.

AGCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

AGCO Corporation ("AGCO" or the "Company") is a leading manufacturer and distributor of agricultural equipment and related replacement parts throughout the world. The Company sells a full range of agricultural equipment, including tractors, combines, hay tools, sprayers, forage equipment and implements. The Company's products are widely recognized in the agricultural equipment industry and are marketed under the following brand names: AGCO Allis, Massey Ferguson, Hesston, White, GLEANER, New Idea, AGCOSTAR, Landini (North America), Tye, Farmhand, Glencoe, Deutz (South America), Fendt, Spra-Coupe and Willmar. The Company distributes its products through a combination of approximately 8,200 independent dealers, distributors, associates and licensees. In addition, the Company provides retail financing in North America, the United Kingdom, France, Germany, Spain and Brazil through its retail finance joint ventures with Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland" (the "Retail Finance Joint Ventures").

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

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's foreign subsidiaries are translated into U.S. currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Assets and liabilities are translated to U.S. dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are included in "Accumulated other comprehensive income" in stockholders' equity. Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of income. For subsidiaries operating in highly inflationary economies, financial statements are remeasured into the U.S. dollar with adjustments resulting from the translation of monetary assets and liabilities reflected in the accompanying consolidated statements of income.

   For 1997, the Company accounted for its subsidiary in Brazil by applying the highly inflationary economy provisions of SFAS No. 52, where the U.S. dollar is substituted as the functional currency. For the years ended December 31, 1999 and 1998, the Company ceased the application of highly inflationary accounting of its Brazilian subsidiary and established the functional currency as the Brazilian real.

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

   Accounts and notes receivable are shown net of allowances for sales incentive discounts available to dealers and for doubtful accounts. Accounts and notes receivable allowances at December 31, 1999 and 1998 were as follows (in millions):


                                 1999         1998
--------------------------------------------------
Sales incentive discounts       $53.6       $ 58.4
Doubtful accounts                43.0         49.4
--------------------------------------------------
                                $96.6       $107.8
==================================================

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

   Inventory balances at December 31, 1999 and 1998 were as follows (in millions):


                                                             1999              1998
-----------------------------------------------------------------------------------
Finished goods                                          $   248.4         $   271.2
Repair and replacement parts                                229.3             256.7
Work in process, production parts
 and raw materials                                          154.6             222.6
-----------------------------------------------------------------------------------
Gross inventories                                           632.3             750.5
Allowance for surplus and obsolete inventories              (71.2)            (78.9)
-----------------------------------------------------------------------------------
Inventories, net                                        $   561.1         $   671.6
===================================================================================

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of 10 to 40 years for buildings and improvements, three to 15 years for machinery and equipment and three to 10 years for furniture and fixtures. Expenditures for maintenance and repairs are charged to expense as incurred.

   Property, plant and equipment at December 31, 1999 and 1998 consisted of the following (in millions):


                                                        1999              1998
------------------------------------------------------------------------------
Land                                               $    40.0         $    52.2
Buildings and improvements                             101.3             139.5
Machinery and equipment                                263.1             321.3
Furniture and fixtures                                  47.4              55.9
------------------------------------------------------------------------------
Gross property, plant and equipment                    451.8             568.9
Accumulated depreciation and amortization             (141.0)           (151.3)
------------------------------------------------------------------------------
Property, plant and equipment, net                 $   310.8         $   417.6
==============================================================================

INTANGIBLE ASSETS

Intangible assets at December 31, 1999 and 1998 consisted of the following (in millions):


                                     1999              1998
-------------------------------------------------------------
Goodwill                          $   284.4         $   330.1
Trademarks                             66.0              66.0
Other                                   4.0               4.2
Accumulated amortization              (41.8)            (29.8)
-------------------------------------------------------------
Intangible assets, net            $   312.6         $   370.5
=============================================================

   The excess of cost over net assets acquired ("goodwill") is being amortized to income on a straight-line basis over periods ranging from 10 to 40 years. Goodwill and accumulated amortization are shown net of the excess of net assets over cost ("negative goodwill") of $23.2 million for both 1999 and 1998 and its related accumulated amortization of $21.6 million and $19.5 million for 1999 and 1998, respectively. The Company also assigned values to certain acquired trademarks which are being amortized to income on a straight-line basis over 40 years. The net amortization expense included in other expense, net in the accompanying consolidated statements of income was $14.8 million, $13.2 million and $12.1 million for the years ended December 31, 1999, 1998 and 1997, respectively.

   The Company periodically reviews the carrying values assigned to goodwill and other intangible assets based on expectations of future cash flows and operating income generated by the underlying tangible assets.

AGCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACCRUED EXPENSES

Accrued expenses at December 31, 1999 and 1998 consisted of the following (in millions):


                                                        1999             1998
-----------------------------------------------------------------------------
Reserve for volume discounts and
 sales incentives                                  $    88.2        $    93.8
Warranty reserves                                       66.1             79.4
Accrued employee compensation and benefits              49.9             55.7
Accrued taxes                                           76.9             50.1
Other                                                  127.1            149.0
-----------------------------------------------------------------------------
                                                   $   408.2        $   428.0
=============================================================================

WARRANTY RESERVES

The Company's agricultural equipment products are generally under warranty against defects in material and workmanship for a period of one to four years. The Company accrues for future warranty costs at the time of sale based on historical warranty experience.

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

EXTRAORDINARY LOSS

In 1997, the Company refinanced its revolving credit facility and recorded an extraordinary loss of $2.1 million, net of taxes of $1.4 million, for the write-off of unamortized debt costs related to the revolving credit facility existing at the time of refinancing.

NET INCOME PER COMMON SHARE

The computation, presentation and disclosure requirements for earnings per share are presented in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share assumes exercise of outstanding stock options and vesting of restricted stock into common stock during the periods outstanding when the effects of such assumptions are dilutive.

   A reconciliation of net income (loss) and the weighted average number of common and common equivalent shares outstanding used to calculate basic and diluted net income (loss) per common share for the years ended December 31, 1999, 1998 and 1997 is as follows (in millions, except per share data):


                                                  1999             1998             1997
----------------------------------------------------------------------------------------
Basic Earnings Per Share
 Weighted average number of
   common shares outstanding                      58.7             59.7             60.4
========================================================================================
 Income (loss) before
   extraordinary loss                         $  (11.5)        $   60.6        $   170.8
 Extraordinary loss                                 --               --             (2.1)
----------------------------------------------------------------------------------------
 Net income (loss)                            $  (11.5)        $   60.6        $   168.7
========================================================================================
 Net income (loss) per common share:
   Income (loss) before
    extraordinary loss                        $  (0.20)        $   1.01        $    2.82
   Extraordinary loss                               --               --            (0.03)
----------------------------------------------------------------------------------------
   Net income (loss) per share                $  (0.20)        $   1.01        $    2.79
========================================================================================
Diluted Earnings Per Share
 Weighted average number of
   common shares outstanding                      58.7             59.7             60.4
 Shares issued upon assumed
   vesting of restricted stock                      --              1.3              1.4
 Shares issued upon assumed exercise
   of outstanding stock options                     --              0.2              0.3
----------------------------------------------------------------------------------------
 Weighted average number
   of common and common
   equivalent shares outstanding                  58.7             61.2             62.1
========================================================================================
 Income (loss) before
   extraordinary loss                         $  (11.5)        $   60.6        $   170.8
 Extraordinary loss                                 --               --             (2.1)
----------------------------------------------------------------------------------------
 Net income (loss)                            $  (11.5)        $   60.6        $   168.7
========================================================================================
 Net income (loss) per
   common share:
   Income (loss) before
    extraordinary loss                        $  (0.20)        $   0.99        $    2.74
   Extraordinary loss                               --               --            (0.03)
----------------------------------------------------------------------------------------
   Net income (loss)                          $  (0.20)        $   0.99        $    2.71
========================================================================================

COMPREHENSIVE INCOME

The Company reports comprehensive income, defined as the total of net income and all other nonowner changes in equity and the components thereof in the Consolidated Statements of Stockholders' Equity. The cumulative translation adjustment is the sole component of "Accumulated other comprehensive income" in the Consolidated Balance Sheets.

FINANCIAL INSTRUMENTS

The carrying amounts reported in the Company's Consolidated Balance Sheets for "Cash and cash equivalents," "Accounts and notes receivable" and "Accounts payable" approximate fair value due to the immediate or short-term maturity of these financial instruments. The carrying amount of long-term debt under the Company's Revolving Credit Facility (Note 6) approximates fair value based on the borrowing rates currently available to the Company for loans with similar terms and average maturities. At December 31, 1999, the estimated fair value of the Company's 8.5% Senior Subordinated Notes (Note 6), based on its listed market value, was $230.4 million compared to the carrying value of $248.5 million.

   The Company enters into foreign exchange forward contracts to hedge the foreign currency exposure of certain receivables, payables and expected purchases and sales. These contracts are for periods consistent with the exposure being hedged and generally have maturities of one year or less. At December 31, 1999 and 1998, the Company had foreign exchange forward contracts with gross notional amounts of $348.2 million and $429.1 million, respectively. Gains and losses on foreign exchange forward contracts are deferred and recognized in income in the same period as the hedged transaction. As such, the Company has foreign forward exchange contracts with a market value loss of approximately $7.3 million at December 31, 1999. These foreign exchange forward contracts do not subject the Company's results of operations to risk due to exchange rate fluctuations because gains and losses on these contracts generally offset gains and losses on the exposure being hedged. The Company does not enter into any foreign exchange forward contracts for speculative trading purposes.

   The Company entered into an interest rate swap contract to further minimize the effect of potential interest rate increases on floating rate debt in a rising interest rate environment. At December 31, 1999, the Company had an interest rate swap contract outstanding with a notional amount of $94.3 million. This contract has the effect of converting a portion of the Company's floating rate indebtedness under its revolving credit facility (Note 6) to a fixed interest rate of 5.1%. The interest rate swap contract expires on December 31, 2001. The fair value of the Company's interest rate swap agreement is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account interest and currency rates. At December 31, 1999, the Company estimates that the interest rate swap agreement has a market value of approximately $1.1 million. The Company anticipates holding the interest rate swap agreement through maturity.

   The notional amounts of foreign exchange forward contracts and the interest rate swap contract do not represent amounts exchanged by the parties and therefore are not a measure of the Company's risk. The amounts exchanged are calculated on the basis of the notional amounts and other terms of the contracts. The credit and market risks under these contracts are not considered to be significant.

ACCOUNTING CHANGES

In December 1999, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition." The SAB does not change existing accounting literature on revenue recognition, but rather explains the SEC staff's general framework for revenue recognition. SAB No. 101 states that changes in accounting to apply the guidance in SAB No. 101 may be accounted for as a change in accounting principle and must be recorded in the first quarter of 2000. The Company is currently reviewing its revenue recognition policy and does not expect the adoption of SAB No. 101 to have a material impact on the Company's results of operations.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will be required to adopt the new statement on January 1, 2001. The Company has not yet quantified the financial impact of adopting SFAS No. 133 and has not determined the method of adoption. However, SFAS No. 133 could increase the volatility in earnings and other comprehensive income.

   Effective December 31, 1998, the Company adopted SFAS No. 132, "Employer's Disclosures About Pensions and Other Postretirement Benefits," which revises disclosure requirements related to the Company's employee benefit plans and postretirement benefits (Note 7), and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which revises disclosure requirements related to segment reporting (Note 11). SFAS No. 132 and SFAS No. 131 require disclosure only; therefore, their adoption had no impact on the Company's financial position or results of operations.

   Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires disclosures regarding the Company's comprehensive income defined as the total of net income and all other nonowner changes in equity. SFAS No. 130 requires disclosure only; therefore, its adoption had no impact on the Company's financial position or results of operations.

AGCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.       ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS

The Company completed several acquisitions in 1998 and 1997 which were primarily financed with borrowings under the Company's revolving credit facility (Note 6). In most cases, the Company acquired assets and assumed liabilities consisting primarily of accounts receivable, inventories, property, plant and equipment, trademarks, trade names and technology, accounts payable and accrued liabilities. The results of operations for the Company's acquisitions are included in the Company's consolidated financial statements as of and from the respective dates of acquisition.

   Effective October 1, 1998, the Company acquired the net assets of the Willmar product line, a brand of agricultural self-propelled sprayers, spreaders and loaders, sold primarily in North America (the "Willmar Acquisition") for approximately $33.0 million. Effective July 1, 1998, the Company acquired certain assets related to the Spra-Coupe product line, a brand of agricultural self-propelled sprayers sold primarily in North America, for approximately $37.2 million (the "Spra-Coupe Acquisition").

   On December 4, 1997, the Company acquired the remaining 68% of Dronningborg Industries a/s ("Dronningborg") for approximately $22.0 million (the "Dronningborg Acquisition"). Prior to the acquisition, the Company owned 32% of Dronningborg which manufactured combine harvesters sold exclusively to the Company for sale under the Massey Ferguson brand name. Effective January 1, 1997, the Company acquired Xaver Fendt GmbH & Co. KG ("Fendt") for approximately $283.5 million plus approximately $38.3 million of assumed working capital debt (the "Fendt Acquisition"). Fendt's primary business is the manufacture and distribution of tractors through a network of independent agricultural cooperatives, dealers and distributors in Germany and throughout Europe and Australia. Effective December 31, 1997, the Company sold Fendt's caravan and motor home business for approximately $10.0 million.

   The above acquisitions were accounted for as purchases in accordance with Accounting Principles Board Opinion ("APB") No. 16, and, accordingly, each purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values as of the acquisition dates. The purchase price allocations for the Fendt, Spra-Coupe and Willmar Acquisitions included liabilities associated with certain costs to integrate the acquired businesses into the Company's operations. These costs related to the consolidation of certain acquired manufacturing operations into existing Company facilities and the integration of certain sales and marketing functions. As of December 31, 1999, the Company had established liabilities totaling $10.5 million for employee severance and relocation and other integration costs and had incurred $6.1 million of expenses charged against these liabilities.

DISPOSITIONS

Effective February 5, 1999, the Company sold its manufacturing plant in Haedo, Argentina (the "Haedo Sale") for approximately $19.0 million. The Company received $12.3 million of the purchase price in December 1998 in the form of a deposit and received the remaining balance in December 1999. The Haedo Sale included property, plant and equipment at the facility in addition to the transfer of manufacturing hourly and salaried employees. The Haedo Sale had no material impact to the Company's 1999 results of operations.

3.       NONRECURRING EXPENSES

In the fourth quarter of 1999, the Company recorded nonrecurring expenses of $24.5 million, or $0.26 per share on a diluted basis, related to the planned closure of its Coldwater, Ohio; Lockney, Texas; and Noetinger, Argentina manufacturing facilities. The majority of production in these facilities will be relocated to existing Company facilities or outsourced. The Coldwater, Ohio facility was permanently closed in 1999 and the Lockney, Texas and Noetinger, Argentina are planned to close in 2000. The Company believes that the closure of these facilities will not have a significant impact on 2000 revenues. The components of the nonrecurring charge are summarized in the following table (in millions):


                                                                 Balance at
                              Nonrecurring       Expenses       December 31,
                                Expense          Incurred           1999
----------------------------------------------------------------------------
Employee severance               $ 1.9               $0.5          $1.4
Facility closure costs             7.7                0.9           6.8
Write-down of property,
 plant and equipment              14.9               14.9            --
----------------------------------------------------------------------------
                                 $24.5              $16.3          $8.2
============================================================================


   The $1.9 of employee severance costs relate to the termination of approximately 680 employees in the Cold-water, Ohio; Lockney, Texas; and Noetinger, Argentina facilities of which approximately 490 employees had been terminated as of December 31, 1999. The $7.7 million of facility closure costs include employee and other exit costs to be incurred after operations cease in addition to non-cancelable operating lease obligations. The $14.9 million write-down of property, plant and equipment represents the impairment of assets resulting from the facility closures. The write-down was based on the estimated fair value of the assets compared to their carrying value.

   The results of operations for 1998 included nonrecurring expenses of $40.0 million, or $0.41 per share on a diluted basis. The nonrecurring expenses primarily related to severance, pension and postretirement benefit expense and related costs associated with reductions in the Company's worldwide permanent workforce. All 1,400 employees identified for termination were terminated as of December 31, 1999. Of the $40.0 million total expense, $34.9 million had been incurred as of December 31, 1999.

   The results of operations for 1997 included nonrecurring expenses of $18.2 million, or $0.19 per share on a diluted basis. These nonrecurring expenses included $15.0 million related to the restructuring of the Company's European operations and certain costs associated with the integration of the Company's Argentina and Fendt operations. The nonrecurring expenses for 1997 also included $3.2 million related to executive severance costs. The costs included for these restructuring and integration activities in 1997 primarily related to the centralization and rationalization of certain manufacturing, selling and administrative functions in addition to the rationalization of a certain portion of the Company's European dealer network. Of the $18.2 million total expense, $13.7 million had been incurred as of December 31, 1999.

4.       INVESTMENTS IN AFFILIATES

At December 31, 1999 and 1998, the Company's investments in affiliates primarily consisted of (i) the Retail Finance Joint Ventures, (ii) the Company's 50% investments in manufacturing joint ventures with various unrelated manufacturers to produce hay and forage equipment in North America, driveline assemblies in Europe, and engines in South America and (iii) certain other minority investments in farm equipment manufacturers and licensees.

   Investments in affiliates as of December 31, 1999 and 1998 were as follows (in millions):


                                     1999        1998
-----------------------------------------------------
Retail Finance Joint Ventures       $63.0       $61.2
Manufacturing joint ventures         21.5        24.2
Other                                 9.1         9.8
-----------------------------------------------------
                                    $93.6       $95.2
=====================================================


   The Company's equity in net earnings of affiliates for 1999, 1998 and 1997 were as follows (in millions):


                                     1999        1998        1997
-----------------------------------------------------------------
Retail Finance Joint Ventures       $11.0       $11.4       $10.9
Other                                (0.5)        2.4         1.7
-----------------------------------------------------------------
                                    $10.5       $13.8       $12.6
=================================================================

   The manufacturing joint ventures of the Company primarily sell their products to the joint venture partners at prices which result in operating at or near breakeven on an annual basis.

   Summarized combined financial information of the Retail Finance Joint Ventures as of and for the years ended December 31, 1999 and 1998 were as follows (in millions):


AS OF DECEMBER 31,                           1999              1998
---------------------------------------------------------------------
Total assets                             $  1,402.8        $  1,340.2
Total liabilities                           1,276.5           1,220.8
Partner's equity                              126.3             119.4



FOR THE YEAR ENDED DECEMBER 31,              1999              1998
---------------------------------------------------------------------
Revenues                                 $    144.1        $    136.6
Costs                                         109.3             102.2
---------------------------------------------------------------------
Income before income taxes               $     34.8        $     34.4
=====================================================================

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

   The sources of income before income taxes, equity in net earnings of affiliates and extraordinary loss were as follows for the years ended December 31, 1999, 1998 and 1997 (in millions):


                                                  1999            1998             1997
---------------------------------------------------------------------------------------

United States                                  $ (96.9)        $  (9.4)        $   51.7
Foreign                                           64.7            83.7            194.0
---------------------------------------------------------------------------------------
Income (loss) before income taxes,
 equity in net earnings of affiliates
 and extraordinary loss                        $ (32.2)        $  74.3         $  245.7
=======================================================================================

AGCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The provision (benefit) for income taxes by location of the taxing jurisdiction for the years ended December 31, 1999, 1998 and 1997 consisted of the following (in millions):


                                1999              1998              1997
------------------------------------------------------------------------
Current:
 United States:
  Federal                     $ (3.3)            $ 0.6           $  (2.6)
  State                           --               0.2              (0.8)
 Foreign                        40.3              49.1              37.5
------------------------------------------------------------------------
Total current                   37.0              49.9              34.1
------------------------------------------------------------------------
Deferred:
 United States:
  Federal                      (31.2)             (6.1)             19.0
  State                         (4.1)             (0.8)              2.6
 Foreign                       (11.9)            (15.5)             31.8
------------------------------------------------------------------------
Total deferred                 (47.2)            (22.4)             53.4
------------------------------------------------------------------------
Provision (benefit)
 for income taxes             $(10.2)            $27.5           $  87.5
========================================================================

         Certain foreign operations of the Company are subject to United States as well as foreign income tax regulations. Therefore, the preceding sources of income (loss) before income taxes by location and the provision (benefit) for income taxes by taxing jurisdiction are not directly related.

         A reconciliation of income taxes computed at the United States federal statutory income tax rate (35%) to the provision (benefit) for income taxes reflected in the Consolidated Statements of Income for the years ended December 31, 1999, 1998 and 1997 is as follows (in millions):


                                                 1999           1998           1997
-----------------------------------------------------------------------------------
Provision (benefit) for income
 taxes at United States federal
 statutory rate of 35%                         $(11.3)         $26.0          $86.0
State and local income taxes,
 net of federal income tax benefit               (3.9)          (0.4)           1.8
Taxes on foreign income which
 differ from the United States
 statutory rate                                  (0.7)          (0.3)          (0.5)
Foreign losses with no tax benefit                6.2            4.3            1.8
Benefit of foreign sales corporation             (0.5)          (1.3)          (1.0)
Other                                            --             (0.8)          (0.6)
-----------------------------------------------------------------------------------
                                               $(10.2)         $27.5          $87.5
===================================================================================

    The significant components of the net deferred tax assets at December 31, 1999 and 1998 were as follows (in millions):


                                                           1999              1998
---------------------------------------------------------------------------------
Deferred Tax Assets:
 Net operating loss carryforwards                        $116.9            $ 63.6
 Sales incentive discounts                                 18.8              15.5
 Inventory valuation reserves                              10.1              13.1
 Postretirement benefits                                    8.2               7.2
 Other                                                     76.3              77.3
 Valuation allowance                                      (78.8)            (75.0)
---------------------------------------------------------------------------------
   Total deferred tax assets                              151.5             101.7
---------------------------------------------------------------------------------
Deferred Tax Liabilities:
 Tax over book depreciation                                46.2              35.9
 Tax over book amortization of goodwill                    18.1              21.9
 Other                                                      5.0              11.8
---------------------------------------------------------------------------------
   Total deferred tax liabilities                          69.3              69.6
---------------------------------------------------------------------------------
Net deferred tax assets                                    82.2              32.1
 Less: Current portion of deferred tax asset              (22.3)            (22.9)
---------------------------------------------------------------------------------
Noncurrent net deferred tax assets                       $ 59.9            $  9.2
=================================================================================

   At December 31, 1999, the Company has recorded a net deferred tax asset of $82.2 million, which is included in "Other current assets" and "Other assets" in the Consolidated Balance Sheet. Realization of the asset is dependent on generating sufficient taxable income in future periods. Management believes that it is more likely than not that the deferred tax asset will be realized. As reflected in the preceding table, the Company established a valuation allowance of $78.8 million and $75.0 million as of December 31, 1999 and 1998, respectively. The majority of the valuation allowance relates to net operating loss carryforwards in certain foreign entities where there is an uncertainty regarding their realizability. The Company has net operating loss carryforwards of $307.5 million as of December 31, 1999, with expiration dates as follows:
2000 - $29.7 million, 2001 - $25.9 million, 2002 - $14.9 million, 2003 - $16.5 million, 2004 - $38.4 million and thereafter and unlimited - $182.1 million.
The Company paid income taxes of $6.1 million, $87.8 million and $42.0 million for the years ended December 31, 1999, 1998 and 1997, respectively.

6.       LONG-TERM DEBT

Long-term debt consisted of the following at December 31, 1999 and 1998 (in millions):


                                  1999         1998
---------------------------------------------------
Revolving credit facility       $431.4       $661.2
Senior Subordinated Notes        248.5        248.3
Other long-term debt              11.8         14.7
---------------------------------------------------
Total long-term debt            $691.7       $924.2
===================================================

   In January 1997, the Company established a five-year unsecured revolving credit facility (the "Revolving Credit Facility"). At December 31, 1999, the lending commitment under the Revolving Credit Facility was $1.0 billion. Aggregate borrowings outstanding under the Revolving Credit Facility are subject to a borrowing base limitation and may not at any time exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Interest accrues on borrowings outstanding under the Revolving Credit Facility primarily at LIBOR plus an applicable margin, as defined. At December 31, 1999, interest rates on the outstanding borrowings, including the effect of the interest rate swap contract (Note 1), ranged from 4.8% to 8.5%, and the weighted average interest rate during 1999 was 5.3%. The Revolving Credit Facility contains certain covenants, including covenants restricting the incurrence of indebtedness and the making of certain restrictive payments, including dividends. In addition, the Company must maintain certain financial covenants including, among others, a debt to capitalization ratio, a fixed charge coverage ratio and a ratio of debt to cash flow, as defined. At December 31, 1999, $431.4 million was outstanding under the Revolving Credit Facility and available borrowings, based on the lending commitment of $1.0 billion, were $568.3 million, subject to the accounts receivable and inventory borrowing base requirements.

   In 1996, the Company issued $250.0 million of 8.5% Senior Subordinated Notes due 2006 (the "Notes") at 99.139% of their principal amount. The Notes are unsecured obligations of the Company and are redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2001 initially at 104.25% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount plus accrued interest, on or after March 15, 2003. The Notes include certain covenants restricting the incurrence of indebtedness and the making of certain restrictive payments, including dividends.

   At December 31, 1999, the aggregate scheduled maturities of long-term debt are as follows (in millions):

         2001                      $  4.9
         2002                       432.3
         2003                         1.0
         2004                         1.0
         2005 and thereafter        252.5
         --------------------------------
                                   $691.7
         ================================

   Cash payments for interest were $71.8 million, $77.4 million and $70.9 million for the years ended December 31, 1999, 1998 and 1997, respectively.

   The Company has arrangements with various banks to issue letters of credit or similar instruments which guarantee the Company's obligations for the purchase or sale of certain inventories and for potential claims exposure for insurance coverage. At December 31, 1999, outstanding letters of credit totaled $8.4 million, of which $0.3 million were issued under the Revolving Credit Facility.

   In January 2000, the Company entered into a $250 million asset backed securitization facility whereby certain U.S. wholesale accounts receivable are sold through a wholly-owned special purpose subsidiary to a third party. Funding under the securitization facility is provided on a revolving basis and is dependent upon the level of U.S. dealer wholesale receivables eligible to be sold under the facility. The Company initially funded $200 million under the securitization facility which was used to reduce outstanding borrowings under the Revolving Credit Facility. The $1.0 billion lending commitment under the Revolving Credit Facility was permanently reduced by the $200 million initial proceeds received from the securitization facility and will be further reduced by any additional funding received under the securitization facility. This transaction had no impact on the financial statements as of and for the year ended December 31, 1999.

7.       EMPLOYEE BENEFIT PLANS

The Company has defined benefit pension plans covering certain employees principally in the United States, the United Kingdom and Germany. The Company also provides certain postretirement health care and life insurance benefits for certain employees principally in the United States.

   Net annual pension and postretirement cost and the measurement assumptions for the plans for the years ended December 31, 1999, 1998 and 1997 are set forth below (in millions):


PENSION BENEFITS                                 1999               1998               1997
-------------------------------------------------------------------------------------------
Service cost                                   $  8.0             $  8.4             $  6.5
Interest cost                                    25.9               25.1               24.4
Expected return on plan assets                  (27.9)             (29.7)             (27.2)
Amortization of prior service cost                0.5                0.5                0.5
Amortization of net loss                          1.1                 --                 --
Special termination benefits                       --                6.7                 --
-------------------------------------------------------------------------------------------
Net annual pension costs                       $  7.6             $ 11.0             $  4.2
===========================================================================================
Weighted average discount rate                    6.4%               6.1%               7.0%
Weighted average expected long-
 term rate of return on plan assets               7.3%               7.6%               8.0%
Rate of increase in future
 compensation                                     4.0%               4.0%               4.0%

POSTRETIREMENT BENEFITS                          1999               1998               1997
-------------------------------------------------------------------------------------------
Service cost                                   $  0.9             $  0.9             $  0.8
Interest cost                                     1.5                1.3                1.2
Amortization of transition

 and prior service cost                          (0.1)              (0.6)              (0.6)
Amortization of unrecognized net gain            (0.1)              (0.8)              (0.7)
Special termination benefits                       --                0.5                 --
-------------------------------------------------------------------------------------------
Net annual postretirement costs                $  2.2             $  1.3             $  0.7
-------------------------------------------------------------------------------------------
Weighted average discount rate                    7.8%               7.0%               7.3%
===========================================================================================

AGCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   The following tables set forth reconciliations of the changes in benefit obligations, plan assets and funded status as of December 31, 1999 and 1998 (in millions):


                                               Pension                           Postretirement
CHANGE IN                                      Benefits                              Benefits
BENEFIT OBLIGATION                       1999              1998              1999              1998
---------------------------------------------------------------------------------------------------
Benefit obligation at
 beginning of year                    $ 443.4           $ 364.0           $  22.3           $  18.9
Service cost                              8.0               8.4               0.9               0.9
Interest cost                            25.9              25.1               1.5               1.3
Plan participant
 contributions                            2.5               3.0                --                --
Actuarial (gain) loss                    21.2              50.6              (2.1)              1.3
Amendments                                 --                --                --               0.5
Curtailments                               --                --                --               0.2
Special termination benefits               --               6.7                --               0.5
Benefits paid                           (27.7)            (18.6)             (1.3)             (1.3)
Foreign currency
 exchange rate changes                  (12.2)              4.2                --                --
---------------------------------------------------------------------------------------------------
Benefit obligation
 at end of year                       $ 461.1           $ 443.4           $  21.3           $  22.3
===================================================================================================



                                                Pension                          Postretirement
CHANGE IN                                       Benefits                            Benefits
PLAN ASSETS                              1999              1998              1999              1998
---------------------------------------------------------------------------------------------------
Fair value of plan assets
 at beginning of year                 $ 384.7           $ 352.5           $    --           $    --
Actual return of plan assets             59.1              33.3                --                --
Employer contributions                   16.7              11.6               1.3               1.3
Plan participant
 contributions                            2.5               3.0                --                --
Benefits paid                           (27.7)            (18.6)             (1.3)             (1.3)
Foreign currency
 exchange rate changes                   (8.5)              2.9                --                --
---------------------------------------------------------------------------------------------------
Fair value of plan assets
 at end of year                       $ 426.8           $ 384.7           $    --           $    --
===================================================================================================
Funded status                         $ (34.3)          $ (58.7)          $ (21.3)          $ (22.3)
Unrecognized net obligation               0.7               0.9               0.4               0.4
Unrecognized net loss (gain)             46.7              58.0              (4.9)             (2.8)
Unrecognized prior
 service cost                             1.7               2.2               0.4               0.2
---------------------------------------------------------------------------------------------------
Net amount recognized                 $  14.8           $   2.4           $ (25.4)          $ (24.5)
===================================================================================================
Amounts recognized
 in Consolidated
 Balance Sheet:
   Prepaid benefit cost               $  31.4           $  20.5           $    --           $    --
   Accrued benefit liability            (17.6)            (19.4)            (25.4)            (24.5)
   Intangible asset                       1.0               1.3                --                --
---------------------------------------------------------------------------------------------------
 Net amount recognized                $  14.8           $   2.4           $ (25.4)          $ (24.5)
===================================================================================================

   The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $417.8 million, $403.7 million and $381.5 million, respectively, as of December 31, 1999 and $433.8 million, $420.5 million and $374.3 million, respectively, as of December 31, 1998.

   For measuring the expected postretirement benefit obligation, a 8.25% health care cost trend rate was assumed for 1999, decreasing 0.75% per year to 6.0% and remaining at that level thereafter. For 1998, a 9.0% health care cost trend rate was assumed. Changing the assumed health care cost trend rates by one percentage point each year and holding all other assumptions constant would have the following effect to service and interest cost and the accumulated postretirement benefit obligation at December 31, 1999 (in millions):


                                                             One                      One
                                                         percentage               percentage
                                                            point                    point
                                                          increase                 decrease
--------------------------------------------------------------------------------------------
Effect on service and interest cost                        $  0.3                  $ (0.2)
Effect on accumulated benefit obligation                   $  2.1                  $ (1.8)

   The Company maintains a separate defined contribution 401(k) savings plan covering certain salaried employees in the United States. Under the plan, the Company contributes a specified percentage of each eligible employee's compensation. The Company contributed $1.5 million, $1.6 million and $1.7 million for the years ended December 31, 1999, 1998 and 1997, respectively.

8.       COMMON STOCK

At December 31, 1999, the Company had 150.0 million authorized shares of common stock with a par value of $0.01, with 59.6 million shares of common stock outstanding, 0.7 million shares reserved for issuance under the Company's 1991 Stock Option Plan (Note 9), 0.1 million shares reserved for issuance under the Company's Nonemployee Director Stock Incentive Plan (Note 9) and 2.3 million shares reserved for issuance under the Company's Long-Term Incentive Plan (Note
9).

   In December 1997, the Company's Board of Directors authorized the repurchase of up to $150.0 million of its outstanding common stock. In 1998, the Company repurchased approximately 3.5 million shares of its common stock at a cost of approximately $88.1 million. In 1999, the Company did not repurchase any of its common stock. The purchases are made through open market transactions, and the timing and number of shares purchased depend on various factors, such as price and other market conditions.

   In March 1997, the Company completed a public offering of 5.2 million shares of its common stock (the "Offering"). The net proceeds to the Company from the Offering were approximately $140.4 million, after deduction of underwriting discounts and commissions and other expenses. The Company used the proceeds from the Offering to reduce a portion of the borrowings outstanding under the Revolving Credit Facility.

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

9.       STOCK INCENTIVE PLANS

NONEMPLOYEE DIRECTOR STOCK INCENTIVE PLAN

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

   At December 31, 1999, 72,500 shares have been awarded to plan participants under the Director Plan, of which, 41,000 shares were earned and 21,500 shares were vested.

LONG-TERM INCENTIVE PLAN

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

   At the time the awarded shares are earned, the market value of the stock is added to common stock and additional paid-in capital and an equal amount is deducted from stockholders' equity as unearned compensation. The LTIP unearned compensation and the amount of cash bonus to be paid when the awarded shares become vested are amortized to expense ratably over the vesting period. The Company recognized compensation expense associated with the LTIP of $8.5 million, $12.0 million and $14.8 million for the years ended December 31, 1999, 1998 and 1997, respectively, consisting of amortization of the stock award and the related cash bonus.

   Additional information regarding the LTIP for the years ended December 31, 1999, 1998 and 1997 is as follows:


                                          1999                 1998                 1997
----------------------------------------------------------------------------------------
Shares awarded but not
 earned at January 1                   927,500              965,000            1,597,500
Shares awarded,
 net of forfeitures                    133,500              (37,500)            (270,000)
Shares earned                          (15,000)                  --             (362,500)
----------------------------------------------------------------------------------------
Shares awarded but not
 earned at December 31               1,046,000              927,500              965,000
Shares available for grant           1,234,000            1,367,500            1,330,000
----------------------------------------------------------------------------------------
Total shares reserved
 for issuance                        2,280,000            2,295,000            2,295,000
----------------------------------------------------------------------------------------
Shares vested during year              441,166              375,833              194,000
========================================================================================

AGCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


STOCK OPTION PLAN

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

   Stock option transactions during the three years ended December 31, 1999, 1998 and 1997 were as follows:


                                   1999                 1998               1997
-------------------------------------------------------------------------------
Options outstanding
 at January 1                 1,238,294              797,968            787,250
Options granted                 701,700              586,700            193,900
Options exercised               (17,138)             (50,698)          (164,255)
Options canceled                (66,937)             (95,676)           (18,927)
-------------------------------------------------------------------------------
Options outstanding
 at December 31               1,855,919            1,238,294            797,968
-------------------------------------------------------------------------------
Options available
 for grant at
 December 31                    740,718            1,375,481            266,505
-------------------------------------------------------------------------------
Option price ranges
 per share:
 Granted                   $      11.00         $ 8.31-27.00       $      31.25
 Exercised                   1.52-11.00           1.52-27.00         1.52-31.25
 Canceled                  $14.63-31.25         $11.75-31.25       $14.63-31.25
Weighted average
 option prices
 per share:
 Granted                   $      11.00         $      22.08       $      31.25
 Exercised                         3.09                 9.52              10.36
 Canceled                         23.15                23.78              21.68
 Outstanding at
   December 31                    16.90                20.39              18.87

   At December 31, 1999, the outstanding options had a weighted average remaining contractual life of approximately 8.3 years and there were 884,893 options currently exercisable with option prices ranging from $1.52 to $31.25 and with a weighted average exercise price of $17.46.

   The Company accounts for all stock-based compensation awarded under the Director Plan, the LTIP and the Option Plan as prescribed under APB No. 25, "Accounting for Stock Issued to Employees" and also provides the disclosures required under SFAS No. 123, "Accounting for Stock Based Compensation." ABP No. 25 requires no recognition of compensation expense for options granted under the Option Plan. However, ABP No. 25 does require recognition of compensation expense under the Director Plan and the LTIP.

   For disclosure purposes only, under SFAS No. 123, the Company estimated the fair value of grants under the Company's stock incentive plans using the Black-Scholes pricing model. Based on this model, the weighted average fair value of options granted under the Option Plan and the weighted average fair value of awards granted under the Director Plan and the LTIP, including the related cash bonus, were as follows (in millions):


                         1999              1998              1997
------------------------------------------------------------------
Director Plan          $ 13.61           $ 43.47           $ 39.96
LTIP *                   12.13                --                --
Option Plan               7.07             12.18             15.75

* There were no awards under the LTIP in 1998 or 1997.

   The fair value of the grants and awards are amortized over the vesting period for stock options and earned awards under the Director Plan and LTIP and over the performance period for unearned awards under the Director Plan and LTIP. Based on applying the provisions of SFAS No. 123, pro forma net income, net income per common share and the assumptions under the Black-Scholes pricing model were as follows (in millions, except per share data):


YEAR ENDED DECEMBER 31,                      1999                1998               1997
----------------------------------------------------------------------------------------
Net income (loss)                         $ (14.0)            $  57.4            $ 166.5
Net income (loss) per common
 share - diluted                          $ (0.24)            $  0.94            $  2.60
Weighted average assumptions
  under Black-Scholes:
Expected life of options (years)              7.0                 7.0                7.0
Risk free interest rate                       5.9%                5.6%               6.1%
Expected volatility                          61.0%               46.0%              35.0%
Expected dividend yield                       0.4%                0.2%               0.1%

   Because the SFAS No. 123 method of accounting has not been applied to grants and awards prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

10.      COMMITMENTS AND CONTINGENCIES

The Company leases land, buildings, machinery, equipment and furniture under various noncancelable operating lease agreements. At December 31, 1999, future minimum lease payments under noncancelable operating leases were as follows (in millions):


         2000             $12.2
         2001              11.1
         2002               9.3
         2003               8.0
         2004               7.0
         Thereafter        35.1
         ----------------------
                          $82.7
         ======================

   Total lease expense under noncancelable operating leases was $14.5 million, $15.9 million and $16.8 million, for the years ended December 31, 1999, 1998 and 1997, respectively.

   At December 31, 1999, the Company was obligated under certain circumstances to purchase through the year 2002 up to $70.6 million of equipment upon expiration of certain operating leases between Agricredit, the Company's retail finance joint venture in North America, and end users. Management believes that any losses which might be incurred on the resale of this equipment will not materially impact the Company's financial position or results of operations.

   The Company is party to various claims and lawsuits arising in the normal course of business. It is the opinion of management, after consultation with legal counsel, that those claims and lawsuits, when resolved, will not have a material adverse effect on the financial position or results of operations of the Company.

11.       SEGMENT REPORTING

The Company has four geographic reportable segments: North America, South America, Europe/Africa/Middle East and Asia/Pacific. Each segment distributes a full range of agricultural equipment and related replacement parts. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income from operations. Sales for each segment are based on the location of the third-party customer. All intercompany transactions between segments have been eliminated. The Company's selling, general and administrative expenses and engineering expenses are charged to each segment based on the region where the expenses are incurred. As a result, the components of operating income for one segment may not be comparable to another segment. Segment results for 1999, 1998 and 1997 are as follows (in millions):


                                                                            Europe/Africa/
                                    North America       South America        Middle East         Asia/Pacific      Consolidated
                                    -------------       -------------       --------------       -----------       ------------
1999
Net Sales                              $ 613.0              $197.1            $1,507.5             $ 95.7           $2,413.3
Income (loss) from operations            (25.3)              (14.1)              116.5               13.6               90.7
Depreciation and amortization             12.7                 6.1                35.0                2.0               55.8
Assets                                   667.4               189.0               728.1               32.8            1,617.3
Capital expenditures                       4.9                 7.6                31.7                 --               44.2

1998
Net Sales                              $ 940.9             $ 315.3            $1,597.8             $  87.4          $2,941.4
Income from operations                    57.0                13.5               136.2                15.8             222.5
Depreciation and amortization             14.3                 8.9                32.9                 1.5              57.6
Assets                                   876.7               260.9               922.5                30.2           2,090.3
Capital expenditures                      14.5                 6.4                40.1                  --              61.0

1997
Net Sales                              $ 956.6             $ 334.3            $1,781.4             $ 152.1          $3,224.4
Income from operations                   108.3                19.3               192.4                32.1             352.1
Depreciation and amortization             11.1                 9.4                27.2                 1.7              49.4
Assets                                   799.9               245.2               926.4                33.6           2,005.1
Capital expenditures                      20.4                 7.2                44.4                 0.1              72.1

   A reconciliation from the segment information to the consolidated balances for income from operations and assets is set forth below (in millions):


                                         1999               1998               1997
-----------------------------------------------------------------------------------
Segment income from
 operations                          $   90.7           $  222.5           $  352.1
Restricted stock
 compensation expense                    (8.5)             (12.0)             (14.8)
Nonrecurring expenses                   (24.5)             (40.0)             (18.2)
-----------------------------------------------------------------------------------
Consolidated income from
 operations                          $   57.7           $  170.5           $  319.1
===================================================================================
Segment assets                       $1,617.3           $2,090.3           $2,005.1
Cash and cash equivalents                19.6               15.9               31.2
Receivables from affiliates              12.8               15.2               18.5
Investments in affiliates                93.6               95.2               87.6
Other current and
 noncurrent assets                      217.3              163.3              139.5
Intangible assets, net                  312.6              370.5              339.0
-----------------------------------------------------------------------------------
Consolidated total assets            $2,273.2           $2,750.4           $2,620.9
===================================================================================

     Net sales by customer location for the years ended December 31, 1999, 1998 and 1997 were as follows (in millions):



                                         1999              1998              1997
---------------------------------------------------------------------------------
Net Sales:
 United States                       $  479.8          $  759.0          $  738.5
 Canada                                  92.1             142.4             182.6
 Germany                                439.5             449.3             470.5
 France                                 315.2             321.5             347.8
 United Kingdom and Ireland             137.4             122.2             179.5
 Other Europe                           480.4             540.3             614.6
 South America                          197.1             315.3             334.3
 Middle East                             97.5             115.8             105.7
 Asia                                    48.4              36.7              87.8
 Australia                               47.3              50.7              64.3
 Africa                                  37.5              48.7              63.3
   Mexico, Central America
   and Caribbean                         41.1              39.5              35.5
---------------------------------------------------------------------------------
                                     $2,413.3          $2,941.4          $3,224.4
=================================================================================

   Net sales by product for the years ended December 31, 1999, 1998 and 1997 were as follows (in millions):


                               1999              1998              1997
-----------------------------------------------------------------------
Net sales:
  Tractors                 $1,540.3          $1,838.8          $1,990.6
  Combines                    162.3             293.5             330.5
  Other machinery             253.5             318.5             389.7
  Replacement parts           457.2             490.6             513.6
-----------------------------------------------------------------------
                           $2,413.3          $2,941.4          $3,224.4
=======================================================================