Form 10-K/A, Exhibit 13
period 1999-12-31
AGCO CORP /DE
filed 2001-03-29
CIK 880266

                                                                    EXHIBIT 13.0


AGCO CORPORATION

1999 FINANCIAL REVIEW

CONTENTS

Selected Financial Data ...................................................            Page 1
Management's Discussion and Analysis ......................................         Page 3-15
Report of Independent Public Accountants ..................................           Page 15
Financial Statements ......................................................        Page 16-19
Notes To Financial Statements .............................................        Page 20-41

AGCO CORPORATION
SELECTED FINANCIAL DATA
IN MILLIONS, EXCEPT PER SHARE DATA AND NUMBER OF EMPLOYEES

YEAR ENDED DECEMBER 31,                               1999          1998        1997             1996           1995(1)
-----------------------                            ----------    ----------   ----------      ----------      ----------
OPERATING RESULTS
     Net sales and revenues ....................   $  2,413.3    $  2,941.4   $  3,224.4      $  2,317.5      $  2,125.0
     Gross profit ..............................        356.4         537.3        666.8           470.3           440.7
     Income from operations(2) .................         42.9         157.3        307.0           206.1           216.6
     Net income (loss)(2) ......................        (11.5)         60.6        168.7(3)        125.9(3)        129.1
     Net income (loss) per common
         share - diluted(2)(4) .................   $    (0.20)   $     0.99   $     2.71(3)   $     2.20(3)   $     2.31
     Weighted average shares
         outstanding - diluted(4) ..............         58.7          61.2         62.1            57.4            56.6
     Dividends declared per common share(4) ....   $     0.04    $     0.04   $     0.04      $     0.04      $     0.02
OTHER FINANCIAL DATA
     Working capital ...........................   $    733.9    $  1,029.9   $    884.3      $    750.5      $    485.5
     Total assets ..............................      2,273.2       2,750.4      2,620.9         2,116.5         2,162.9
     Long-term debt ............................        691.7         924.2        727.4           567.1           568.9(5)
     Stockholders' equity ......................        829.1         982.1        991.6           774.6           588.9
     Number of employees .......................        9,287        10,572       11,829           7,801           5,548

(1) AGCO sold a 51% joint venture interest in its retail finance subsidiary, Agricredit-North America, effective November 1, 1996. Accordingly, Agricredit-North America is reflected on the equity basis of accounting for the years ended December 31, 1996, 1997, 1998 and 1999. The above table includes the consolidated results of Agricredit-North America for the year ended December 31, 1995. If the Company's 100% interest in Agricredit-North America were reflected on the equity basis of accounting for the year ended December 31, 1995, total revenues would be $2,068.4 million, total assets would be $1,628.6 million, and long-term debt would be $415.9 million. Gross profit and Income from operations for 1995 are for the equipment operations only and exclude the results of Agricredit-North America.

(2) These amounts include restructuring and other infrequent expenses of $24.5 million, $40.0 million, $18.2 million, $22.3 million and $6.0 million for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. The effect of these expenses reduced net income per common share on a diluted basis by $0.26, $0.41, $0.19, $0.25 and $0.07 for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Restructuring and other infrequent Expenses."

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

AGCO CORPORATION

TRADING AND DIVIDEND INFORMATION (1)

                                                     DIVIDENDS                                                      DIVIDENDS
(IN DOLLARS)              HIGH             LOW       DECLARED     (IN DOLLARS)            HIGH            LOW       DECLARED
------------            ---------       ---------    ---------   --------------        ----------      ----------   ---------
1999                                                             1998
First Quarter           $ 8  9/16       $ 6  1/16    $   .01     First Quarter         $30  9/16       $26 15/16     $ .01
Second Quarter           12 15/16         6  5/16        .01     Second Quarter         29  7/16        20  7/16       .01
Third Quarter            13   1/2         8 11/16        .01     Third Quarter          20 11/16         6  7/16       .01
Fourth Quarter           14   1/8         9 15/16        .01     Fourth Quarter         10   3/8         5   3/4       .01

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

         The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items included in the Company's Consolidated Statements of Operations:

YEAR ENDED DECEMBER 31,                                                   1999           1998          1997
-----------------------                                                  ------         ------        ------
Net sales .......................................................        100.0%         100.0%        100.0%
Cost of goods sold ..............................................         85.2           81.7          79.3
                                                                         -----          -----         -----
  Gross profit ..................................................         14.8           18.3          20.7
Selling, general and administrative expenses ....................          9.6            9.2           8.5
Engineering expenses ............................................          1.8            1.9           1.7
Restructuring and other infrequent expenses .....................          1.0            1.4           0.6
Amortization of intangibles .....................................           .6             .5            .4
                                                                         -----          -----         -----
  Income from operations ........................................          1.8            5.3           9.5
Interest expense, net ...........................................          2.4            2.3           1.7
Other expense, net ..............................................          0.7            0.5           0.2
                                                                         -----          -----         -----
  Income (loss) before income taxes, equity in net
    earnings of affiliates and extraordinary loss ...............         (1.3)           2.5           7.6
Provision (benefit) for income taxes ............................         (0.4)           0.9           2.7
                                                                         -----          -----         -----
  Income (loss) before equity in net earnings of
    affiliates and extraordinary loss ...........................         (0.9)           1.6           4.9
Equity in net earnings of affiliates ............................          0.4            0.5           0.4
                                                                         -----          -----         -----
  Income (loss) before extraordinary loss .......................         (0.5)           2.1           5.3
Extraordinary loss, net of taxes ................................           --             --          (0.1)
                                                                         -----          -----         -----
  Net income (loss) .............................................         (0.5)%          2.1%          5.2%
                                                                         =====          =====         =====

1999 COMPARED TO 1998

         The Company recorded a net loss for 1999 of $11.5 million compared to net income of $60.6 million for 1998. Net income (loss) per common share on a diluted basis was $(0.20) for 1999 compared to $0.99 in 1998. Net income (loss) for 1999 and 1998 included restructuring and other infrequent expenses ("restructuring expenses") of $24.5 million and $40.0 million, or $0.26 and $0.41 per common share on a diluted basis, respectively (see "Restructuring and Other Infrequent Expenses"). The results for 1999 were negatively impacted by lower sales and operating margins caused by unfavorable industry conditions, lower production, lower price realization and the negative impact of currency translation as compared to 1998.

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

STATEMENT OF OPERATIONS

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

         Selling, general and administrative expenses (SG&A expenses) were $229.6 million (9.6% of net sales) compared to $270.7 million (9.2% of net sales) in 1998. Engineering expenses were $44.6 million (1.8% of net sales) compared to $56.1 million (1.9% of net sales). The $52.6 million decrease in SG&A and engineering expenses in 1999 was primarily a result of the Company's expense reduction initiatives implemented in late 1998, which included reductions in the Company's worldwide workforce and decreases in discretionary spending levels. See "Restructuring and other infrequent Expenses" where the initiatives are discussed.

         Restructuring expenses were $24.5 million in 1999 and $40.0 million in 1998. The 1999 restructuring expenses consisted of a write-down of property, plant and equipment, severance and other costs related to the permanent closure of certain production facilities. The 1998 restructuring expenses consisted of severance and related costs associated with a reduction in the Company's worldwide workforce. See "Restructuring and Other Infrequent Expenses" for further discussion.

         Amortization of intangibles was $14.8 million for 1999 compared to $13.2 million for 1998. The increase is attributable to a full year of amortization of the Company's 1998 acquisitions.

         Income from operations was $42.9 million for 1999 compared to $157.3 million in 1998. Excluding restructuring expenses in both years, income from operations was $67.4 million in 1999 (2.8% of net sales) compared to $197.3 million (6.7% of net sales) in 1998. Operating income was negatively impacted in 1999 by lower sales and gross profit margins, partially offset by lower SG&A expenses.

         Interest expense, net was $57.6 million in 1999 compared to $67.7 million in 1998. The lower expense in 1999 was primarily due to lower average debt levels and lower effective interest rates on the Company's outstanding borrowings.

         Other expense, net was $17.5 million in 1999 compared to $15.3 million in 1998. The increase in other expense, net is primarily attributable to lower miscellaneous income and higher discounts on sales of receivables.

         The Company recorded an income tax benefit of $10.2 million in 1999 compared to a provision of $27.5 million in 1998. The Company's effective tax rate increased in 1999 compared to 1998 due to an increase in losses incurred in certain foreign tax jurisdictions for which no immediate tax benefit was recognized. At December 31, 1999 the Company had deferred tax assets of $151.5 million including $116.9 million related to net operating loss carryforwards. The Company has established valuation allowances of $78.8 million primarily related to net operating loss carryforwards where there is an uncertainty regarding their realizability. These net operating losses are primarily in foreign jurisdictions where it is more likely than not that the losses will expire unused.

         Equity in net earnings of affiliates was $10.5 million in 1999 compared to $13.8 million in 1998. The reduction in earnings primarily related to decreased earnings in the Company's engine joint venture and slightly lower earnings in the Company's retail finance joint ventures.

1998 COMPARED TO 1997

         The Company recorded net income for 1998 of $60.6 million compared to $168.7 million for 1997. Net income per common share on a diluted basis was $0.99 for 1998 compared to $2.71 in 1997. Net income for 1998 and 1997 included restructuring expenses of $40.0 million and $18.2 million, or $0.41 and $0.19 per common share on a diluted basis, respectively (see "Restructuring and Other Infrequent Expenses"). In addition, net income for 1997 included an extraordinary loss of $2.1 million, or $0.03 per share on a diluted basis, for the write-off of unamortized debt costs related to the refinancing of the Company's revolving credit facility (see "Liquidity and Capital Resources"). The results for 1998 were negatively impacted by lower sales and operating margins caused by unfavorable industry conditions, lower production, lower price realization and the negative impact of foreign currency translation.

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

STATEMENT OF OPERATIONS

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

         Restructuring expenses were $40.0 million in 1998 and $18.2 million in 1997. The 1998 restructuring expenses consisted of severance and related costs associated with a reduction in the Company's worldwide workforce. The 1997 restructuring expenses primarily related to the restructuring of the Company's European operations, the integration of the Company's Argentina and Fendt operations and executive severance costs. See "Restructuring and Other Infrequent Expenses" for further discussion.

         Amortization of intangibles was $13.2 million for 1998 compared to $12.1 million for 1997 due to increased amortization for the Company's acquisitions completed in late 1997 and during 1998.

         Income from operations was $157.3 million for 1998 compared to $307.0 million in 1997. Excluding restructuring expenses in both years, income from operations was $197.3 million in 1998 (6.7% of net sales) compared to $325.2 million (10.1% of net sales) in 1998. Operating income was negatively impacted in 1998 by lower sales and gross profit margins.

         Interest expense, net was $67.7 million in 1998 compared to $53.5 million in 1997. The higher expense in 1998 was primarily due to additional borrowings to fund the Company's acquisitions, common stock repurchases and higher levels of working capital.

         Other expense, net was $15.3 million in 1998 compared to $7.8 million in 1997. The increase in other expense, net primarily relates to increased hedging costs and foreign exchange losses.

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

THREE MONTHS ENDED                                              MARCH 31         JUNE 30     SEPTEMBER 30    DECEMBER 31
------------------                                              --------         -------     ------------    -----------
1999:
Net sales ...............................................        $ 561.6         $ 683.5        $ 570.5        $ 597.7
Gross profit ............................................           79.0           111.1           97.1           69.2
Income (loss) from operations(1) ........................            5.6            39.9           26.5          (29.1)
Net income (loss)(1) ....................................           (7.2)           15.5            7.5          (27.3)
Net income (loss) per common share - diluted(1) .........          (0.12)           0.26           0.13          (0.46)

1998:
Net sales ...............................................        $ 701.5         $ 816.1        $ 665.7        $ 758.1
Gross profit ............................................          144.5           156.5          131.2          105.1
Income (loss) from operations(1) ........................           64.9            70.1           42.6          (20.3)
Net income (loss)(1) ....................................           32.7            32.3           17.9          (22.3)
Net income (loss) per common share - diluted(1) .........           0.52            0.52           0.30          (0.37)

(1) The 1999 and 1998 operating results include restructuring expenses of $24.5 and $40.0 million, or $0.26 and $0.42 per share, for the three months ended December 31, 1999 and 1998, respectively.

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

RESTRUCTURING AND OTHER INFREQUENT EXPENSES

         In the fourth quarter of 1999, the Company announced its plan to close its Coldwater Ohio; Lockney, Texas; and Noetinger, Argentina manufacturing facilities. The closure of the two facilities in the United States is consistent with the Company's efforts to continue to resize its operations to current industry demand which has declined significantly since the middle of 1998. In order to address the excess capacity in the U.S. manufacturing plants, it was determined that closure of these facilities and redeployment of the majority of production to other existing AGCO facilities and the remaining production to third party suppliers would improve the cost structure and future competitiveness of implements, hay equipment and high horsepower tractors produced in these plants. The Noetinger, Argentina closure is consistent with the Company's strategy to consolidate production in South America. In 1998, the combine production in Noetinger was moved to the Company's combine manufacturing plant in Brazil. The remaining implement production and other activities in Noetinger was determined to be insufficient to support the cost of the facility. As a result, it was determined that the closure of the facility and the outsourcing of future implement production would reduce costs of sales in South America. The Company closed the Coldwater facility in 1999 and expects to close the Lockney and Noetinger facility in 2000. The rationalization of the Company's production facilities is expected to generate cost savings of $10 million to $15 million from the elimination of production overhead costs beginning in the year 2000. The Company believes that the closure of these facilities will not have a significant impact on future revenues.

         In connection with the closures, the Company recorded restructuring and other infrequent expenses of $24.5 million, or $.26 per share on a diluted basis. The components of the expenses are summarized in the following table (in millions).

                                                         RESTRUCTURING AND                   BALANCE AT
                                                         OTHER INFREQUENT    EXPENSES        DECEMBER 31,
                                                             EXPENSES        INCURRED           1999
                                                         -----------------   --------        ------------
Employee severance ...............................            $ 1.9            $ 0.5            $ 1.4
Facility closure costs ...........................              7.7              0.9              6.8
Write-down of property, plant and equipment ......             14.9             14.9               --
                                                              -----            -----            -----
                                                              $24.5            $16.3            $ 8.2
                                                              =====            =====            =====

         The $1.9 million of employee severance costs relate to the termination of approximately 580 production employees and 100 production staff employees of which approximately 490 employees have been terminated as of December 31, 1999. The $7.7 million of facility closure costs include employee and other exit costs to be incurred after operations cease in addition to noncancelable operating lease obligations. The write-down of property, plant and equipment consisted of $7.0 million related to machinery and equipment and $7.9 million for buildings and improvements and was based on the estimated fair value of the assets compared to their carrying value. The remaining costs accrued at December 31, 1999 are expected to be paid in year 2000. The Company also expects to incur an additional $8.0 million of restructuring and other infrequent expenses in 2000 related to these closures. These costs relate to severance and costs to integrate the production from these facilities into other existing AGCO facilities. These expenses will be recorded as incurred in 2000. In addition to the restructuring and other infrequent expenses, the Company recorded a one-time $5.0 million write-down of production inventory which was charged to cost of goods sold and was directly related to the closures.

         In 1998, the Company recorded restructuring and other infrequent expenses of $40.0 million primarily related to severance and related costs associated with the reduction in the Company's worldwide permanent workforce of approximately 1,400 employees. These headcount reductions were made to address the negative market conditions which adversely impacted demand in the majority of markets. The Company anticipated reducing selling, general and administrative expenses by approximately $50 million from these headcount reductions in addition to reduction in general spending levels from improved productivity and the elimination of non-essential projects. The headcount reductions also partially mitigated the impact of lower production levels in 1999, by adjusting manufacturing staff levels. In 1999, the Company achieved the expected impacts from its initiatives.

         In 1997, the Company recorded restructuring and other infrequent expenses of $18.2 million which consisted of (i) $15.0 million related to the restructuring of the Company's European operations and the integration of the Deutz Argentina and Fendt operations, acquired in December 1996 and January 1997, respectively, and (ii) $3.2 million related to executive severance. The costs associated with the restructuring and integration activities primarily related to the centralization and rationalization of certain manufacturing, selling and administrative functions in addition to the rationalization of a small portion of the Company's European dealer network. These restructuring and integration activities resulted in cost savings related to manufacturing costs and selling, general and administrative expenses. In addition, the European dealer rationalization is expected to improve long-term sales in certain markets.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's financing requirements are subject to variations due to seasonal changes in company and dealer inventory levels. Internally generated funds are supplemented when necessary from external sources, primarily the Company's revolving credit facility. In January 1997, the Company established a five-year unsecured revolving credit facility (the "Revolving Credit Facility"), which is the Company's primary source of financing. As of December 31, 1999, the lending commitment under the Revolving Credit Facility was $1.0 billion. Borrowings under the Revolving Credit Facility may not exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. As of December 31, 1999, approximately $431.4 million was outstanding under the Revolving Credit Facility and available borrowings, based on the lending commitment of $1.0 billion, were approximately $568.3 million, subject to the accounts receivable and inventory borrowing base requirements.

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

         Total long-term debt for the Company was $691.7 million at December 31, 1999 compared to $924.2 million at December 31, 1998. The Company's debt to capitalization ratio (total long-term debt divided by the sum of total long-term debt and stockholders' equity) was 45.5% at December 31, 1999 compared to 48.5% at December 31, 1998. The decrease in the debt to capitalization ratio was primarily due to a reduction in long-term debt of $232.5 million, offset to some extent by a negative cumulative translation adjustment to equity of $145.5 million compared to 1998, due to the devaluation of the Brazilian real and a weakening of the Euro relative to the U.S. dollar.

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

FOREIGN CURRENCY RISK MANAGEMENT

         The Company has significant manufacturing operations in the United States, the United Kingdom, France, Germany, Denmark and Brazil, and it purchases a portion of its tractors, combines and components from third party foreign suppliers, primarily in various European countries and in Japan. The Company also sells products in over 140 countries throughout the world. The majority of the Company's revenue outside the United States is denominated in the currency of the customer location with the exception of sales in the Middle East, Africa and Asia which is primarily denominated in British pounds, Euros or U.S. dollars (See Note 8 "Segment

Reporting" for sales by customer location). The Company's most significant transactional foreign currency exposures are the British pound in relation to the Euro and the British pound, Euro and the Canadian dollar in relation to the U.S. dollar. Fluctuations in the value of foreign currencies create exposures which can adversely affect the Company's results of operations.

         The Company attempts to manage its transactional foreign exchange exposure by hedging identifiable foreign currency cash flow commitments arising from receivables, payables, and committed purchases and sales. Where naturally offsetting currency positions do not occur, the Company hedges certain of its exposures through the use of foreign currency forward contracts. The Company's hedging policy prohibits foreign currency forward contracts for speculative trading purposes. The Company's translation exposure resulting from translating the financial statements of foreign subsidiaries into U.S. dollars is not hedged. The Company's most significant translation exposures are the British pound, the Euro and the Brazilian real in relation to the U.S. dollar. When practical, this translation impact is reduced by financing local operations with local borrowings.

         The following is a summary of foreign currency forward contracts used to hedge currency exposures. All contracts have a maturity of less than one year. The net notional amounts and fair value gains or losses as of December 31, 1999 stated in U.S. dollars are as follows (in millions):

                                           NET
                                         NOTIONAL             AVERAGE            FAIR
                                          AMOUNT             CONTRACT            VALUE
                                        BUY/(SELL)             RATE*           GAIN/(LOSS)
                                        ----------           --------          -----------
Australian dollar ............            $   7.0                1.57            $   0.2
British pound ................              (32.4)               0.63               (0.8)
Danish krone .................                9.6                7.37                 --
Euro currency ................              280.9                0.97               (6.0)
French franc .................               (6.8)               6.25                0.3
German mark ..................                1.5                1.90                 --
Greek drachma ................               (6.3)             323.77                0.1
Japanese yen .................                0.6              113.31                0.1
Norwegian krone ..............                0.7                7.09               (0.1)
Swedish krona ................                2.4                4.83               (1.1)
                                          -------             -------            -------
                                          $ 257.2                                $  (7.3)
                                          =======                                =======

*        per U. S. dollar

         Because these contracts were entered into for hedging purposes, the gains and losses on the contracts would largely be offset by gains and losses on the underlying firm commitment.

INTEREST RATES

The Company manages interest rate risk through the use of fixed rate debt and interest rate swap contracts. The Company has fixed rate debt from its $250 million 8.5% Senior Subordinated Notes due 2006. In addition, the Company entered into an interest rate swap contract to further minimize the effect of potential interest rate increases on floating rate debt in a rising interest rate environment. At December 31, 1999, the Company had an interest rate swap contract outstanding with a notional amount of $94.3 million which expires on December 31, 2001. The interest rate swap has the effect of converting a portion of the Company's floating rate indebtedness to a fixed rate of 5.1%. The Company's floating rate debt is primarily the Revolving Credit Facility, which is tied to changes in U.S. and European libor rates. Assuming a 10% increase in interest rates, the Company's interest expense, net, including the effect of the interest rate swap contract for 1999, would have increased by approximately $3.6 million.

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

ACCOUNTING CHANGES

         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition." SAB No. 101 does not change existing accounting literature on revenue recognition, but rather explains the SEC staff's general framework for revenue recognition. SAB No. 101 states that changes in accounting to apply the guidance in SAB No. 101 may be accounted for as a change in accounting principle and must be recorded in the first quarter of 2000. The Company is currently reviewing its revenue recognition policy and does not expect the adoption of SAB No. 101 to have a material impact on the Company's financial condition or results of operations.

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

FORWARD LOOKING STATEMENTS

         Certain statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report are forward looking, including certain statements set forth under the "Outlook," "Liquidity and Capital Resources," "Restructuring and other infrequent Expenses," "Year 2000" and "Euro Currency" headings. Forward looking statements include the Company's expectations with respect to future commodity prices, export demand for commodities, farm income, demand for agricultural equipment, production levels, the impact of cost reduction initiatives, operating margins, overall profitability and the availability of capital. Although the Company believes that the statements it has made are based on reasonable assumptions, they are based on current information and beliefs and, accordingly, the Company can give no assurance that its statements will be achieved. In addition, these statements are subject to factors that could cause actual results to differ materially from those suggested by the forward looking statements. These factors include, but are not limited to, general economic and capital market conditions, the demand for agricultural products, world grain stocks, crop production, commodity prices, farm income, farm land values, government farm programs and legislation, the levels of new and used field inventories, weather conditions, interest and foreign currency exchange rates, the conversion to the Euro, pricing and product actions taken by competitors, customer access to credit, production disruptions, supply and capacity constraints, Company cost reduction and control initiatives, Company research and development efforts, labor relations, dealer and distributor actions, technological difficulties including the Year 2000 readiness, changes in environmental, international trade and other laws, and political and economic uncertainty in various areas of the world. Further information concerning factors that could significantly affect the Company's results is included in the Company's filings with the Securities and Exchange Commission. The Company disclaims any responsibility to update any forward looking statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To AGCO Corporation:

We have audited the accompanying consolidated balance sheets of AGCO CORPORATION AND SUBSIDIARIES as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


/s/ Arthur Andersen LLP

Atlanta, Georgia
February 1, 2000

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
IN MILLIONS, EXCEPT PER SHARE DATA

YEAR ENDED DECEMBER 31,                                                        1999                  1998                  1997
-----------------------                                                      ---------             ---------            ---------
Net sales .......................................................            $ 2,413.3             $ 2,941.4            $ 3,224.4
Cost of goods sold ..............................................              2,056.9               2,404.1              2,557.6
                                                                             ---------             ---------            ---------
   Gross profit .................................................                356.4                 537.3                666.8
Selling, general and administrative expenses ....................                229.6                 270.7                275.4
Engineering expenses ............................................                 44.6                  56.1                 54.1
Restructuring and other infrequent expenses .....................                 24.5                  40.0                 18.2
Amortization of intangibles .....................................                 14.8                  13.2                 12.1
                                                                             ---------             ---------            ---------
   Income from operations .......................................                 42.9                 157.3                307.0
Interest expense, net ...........................................                 57.6                  67.7                 53.5
Other expense, net ..............................................                 17.5                  15.3                  7.8
                                                                             ---------             ---------            ---------
Income (loss) before income taxes, equity in net earnings
   of affiliates and extraordinary loss .........................                (32.2)                 74.3                245.7
Income tax provision (benefit) ..................................                (10.2)                 27.5                 87.5
                                                                             ---------             ---------            ---------
Income (loss) before equity in net earnings of affiliates
   and extraordinary loss .......................................                (22.0)                 46.8                158.2
Equity in net earnings of affiliates ............................                 10.5                  13.8                 12.6
                                                                             ---------             ---------            ---------
Income (loss) before extraordinary loss .........................                (11.5)                 60.6                170.8
Extraordinary loss, net of taxes ................................                   --                    --                 (2.1)
                                                                             ---------             ---------            ---------
Net income (loss) ...............................................            $   (11.5)            $    60.6            $   168.7
                                                                             =========             =========            =========
Net income (loss) per common share:
   Basic:
      Income (loss) before extraordinary loss ...................            $   (0.20)            $    1.01            $    2.82
      Extraordinary loss ........................................                   --                    --                (0.03)
                                                                             ---------             ---------            ---------
      Net income (loss) .........................................            $   (0.20)            $    1.01            $    2.79
                                                                             =========             =========            =========
   Diluted:
      Income (loss) before extraordinary loss ...................            $   (0.20)            $    0.99            $    2.74
      Extraordinary loss ........................................                   --                    --                (0.03)
                                                                             ---------             ---------            ---------
Net income (loss) ...............................................            $   (0.20)            $    0.99            $    2.71
                                                                             =========             =========            =========
Weighted average shares outstanding:
   Basic ........................................................                 58.7                  59.7                 60.4
                                                                             =========             =========            =========
   Diluted ......................................................                 58.7                  61.2                 62.1
                                                                             =========             =========            =========

See accompanying notes to consolidated financial statements.

AGCO CORPORATION

CONSOLIDATED BALANCE SHEETS
IN MILLIONS, EXCEPT SHARE AMOUNTS

DECEMBER 31,                                                                                          1999               1998
------------                                                                                        --------           --------
ASSETS
Current Assets:
   Cash and cash equivalents .............................................................          $   19.6           $   15.9
   Accounts and notes receivable, net ....................................................             758.2            1,016.3
   Inventories, net ......................................................................             561.1              671.6
   Other current assets ..................................................................              77.2               86.7
                                                                                                    --------           --------
      Total current assets ...............................................................           1,416.1            1,790.5
Property, plant and equipment, net .......................................................             310.8              417.6
Investments in affiliates ................................................................              93.6               95.2
Other assets .............................................................................             140.1               76.6
Intangible assets, net ...................................................................             312.6              370.5
                                                                                                    --------           --------
      Total assets .......................................................................          $2,273.2           $2,750.4
                                                                                                    ========           ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable ......................................................................          $  244.2           $  287.0
   Accrued expenses ......................................................................             408.2              428.0
   Other current liabilities .............................................................              29.8               45.6
                                                                                                    --------           --------
      Total current liabilities ..........................................................             682.2              760.6
Long-term debt ...........................................................................             691.7              924.2
Postretirement health care benefits ......................................................              25.4               24.5
Other noncurrent liabilities .............................................................              44.8               59.0
                                                                                                    --------           --------
      Total liabilities ..................................................................           1,444.1            1,768.3
                                                                                                    --------           --------
Commitments and Contingencies (Note 10)
Stockholders' Equity:
   Common stock; $0.01 par value, 150,000,000 shares authorized, 59,579,559
      and 59,535,921 shares issued and outstanding in 1999 and 1998, respectively ........               0.6                0.6
   Additional paid-in capital ............................................................             427.7              427.3
   Retained earnings .....................................................................             621.9              635.8
   Unearned compensation .................................................................              (5.1)             (11.1)
   Accumulated other comprehensive income ................................................            (216.0)             (70.5)
                                                                                                    --------           --------
      Total stockholders' equity .........................................................             829.1              982.1
                                                                                                    --------           --------
      Total liabilities and stockholders' equity .........................................          $2,273.2           $2,750.4
                                                                                                    ========           ========

See accompanying notes to consolidated financial statements.

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
IN MILLIONS

YEAR ENDED DECEMBER 31,                                                            1999          1998          1997
-----------------------                                                          -------       -------       -------
Cash flows from operating activities:
   Net income (loss) ......................................................      $ (11.5)      $  60.6       $ 168.7
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
   Extraordinary loss, net of taxes .......................................           --            --           2.1
   Depreciation and amortization ..........................................         55.8          57.6          49.4
   Amortization of intangibles ............................................         14.8          13.2          12.1
   Amortization of unearned compensation ..................................          6.2           8.9          10.5
   Equity in net earnings of affiliates, net of cash received .............          2.4          (3.3)        (12.6)
   Deferred income tax provision (benefit) ................................        (47.2)        (22.4)         53.4
   Loss on write-down of property, plant and equipment ....................         14.9            --            --
   Changes in operating assets and liabilities, net of
      effects from purchase/sale of businesses:
      Accounts and notes receivable, net ..................................        194.3          17.7         (94.7)
      Inventories, net ....................................................         72.1         (17.3)       (100.4)
      Other current and noncurrent assets .................................        (20.3)         (1.2)        (10.0)
      Accounts payable ....................................................        (38.5)        (87.7)         25.5
      Accrued expenses ....................................................         (3.5)        (15.0)         (1.3)
      Other current and noncurrent liabilities ............................         (5.8)          0.1          (2.7)
                                                                                 -------       -------       -------
        Total adjustments .................................................        245.2         (49.4)        (68.7)
                                                                                 -------       -------       -------
        Net cash provided by operating activities .........................        233.7          11.2         100.0
                                                                                 -------       -------       -------
Cash flows from investing activities:
   Purchase of property, plant and equipment ..............................        (44.2)        (61.0)        (72.1)
   Proceeds from sale/leaseback of property ...............................         18.7            --            --
   Sale/(purchase) of businesses, net .....................................          6.0         (60.6)       (289.2)
   Investments in unconsolidated affiliates ...............................         (1.1)           --            --
                                                                                 -------       -------       -------
      Net cash used for investing activities ..............................        (20.6)       (121.6)       (361.3)
                                                                                 -------       -------       -------
Cash flows from financing activities:
   Proceeds from long-term debt ...........................................        536.1         984.4         932.2
   Repayments of long-term debt ...........................................       (740.8)       (798.9)       (813.8)
   Payment of debt issuance costs .........................................           --            --          (3.5)
   Proceeds from issuance of common stock .................................           --           0.4         142.2
   Repurchases of common stock ............................................           --         (88.1)           --
   Dividends paid on common stock .........................................         (2.4)         (2.4)         (2.5)
                                                                                 -------       -------       -------
      Net cash provided by (used for) financing activities ................       (207.1)         95.4         254.6
                                                                                 -------       -------       -------
   Effect of exchange rate changes on cash and cash equivalents ...........         (2.3)         (0.3)         (3.8)
                                                                                 -------       -------       -------
   Increase (decrease) in cash and cash equivalents .......................          3.7         (15.3)        (10.5)
   Cash and cash equivalents, beginning of period .........................         15.9          31.2          41.7
                                                                                 -------       -------       -------
   Cash and cash equivalents, end of period ...............................      $  19.6       $  15.9       $  31.2
                                                                                 =======       =======       =======

See accompanying notes to consolidated financial statements.

AGCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

         AGCO Corporation ("AGCO" or the "Company") is a leading manufacturer and distributor of agricultural equipment and related replacement parts throughout the world. The Company sells a full range of agricultural equipment, including tractors, combines, hay tools, sprayers, forage equipment and implements. The Company's products are widely recognized in the agricultural equipment industry and are marketed under the following brand names: AGCO Allis, Massey Ferguson, Hesston, White, GLEANER, New Idea, AGCOSTAR, Landini (North America), Tye, Farmhand, Glencoe, Deutz (South America), Fendt, Spra-Coupe and Willmar. The Company distributes its products through a combination of approximately 8,200 independent dealers, distributors, associates and licensees. In addition, the Company provides retail financing in North America, the United Kingdom, France, Germany, Spain and Brazil through its retail finance joint ventures with Cooperative Centrale Raiffeisen-Boerenleenbank B.A.,"Rabobank Nederland"(the "Retail Finance Joint Ventures").

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

REVENUE RECOGNITION

         Sales of equipment and replacement parts are recorded by the Company when shipped and title and all risks of ownership have been transferred to the independent dealer, distributor or other customer. Payment terms vary by market and product with fixed payment schedules on all sales. The Company does not offer consignment terms on any of its products. The terms of sale require that a purchase order accompany all shipments. Title passes to the dealer or distributor upon shipment and the risk of loss upon damage, theft or destruction of the equipment is the responsibility of the dealer or distributor. The dealer or distributor may not return equipment or replacement parts while its contract with the Company is in force. Replacement parts may be returned only under promotional annual return programs. Provisions for returns under these programs are made at the time of sale based on the terms of the program and historical returns experience. The Company may provide certain sales incentives to dealers and distributors. Provisions for sales incentives are made at the time of sale for existing incentive programs. These provisions are revised in the event of subsequent modification to the incentive program.

         In the United States and Canada, all equipment sales are immediately due upon a retail sale of the equipment by the dealer. If not already paid by the dealer in the United States and Canada, installment payments are required generally beginning 7 to 13 months after shipment with the remaining outstanding equipment balance generally due within 12 to 24 months of shipment. Interest is generally charged on the outstanding balance 4 to 13 months after shipment. Sales terms of some highly seasonal products provide for payment and due dates based on a specified date during the year regardless of the shipment date. Payment in full for equipment in the United States and Canada are made on average within twelve months of shipment. Sales of replacement parts are generally payable within 30 days of shipment with terms for some larger seasonal stock orders payable within 6 months of shipment.

         In other international markets, equipment sales are payable in full within 30 to 180 days of shipment. Payment terms for some highly seasonal products have a specific due date during the year regardless of the shipment date. Sales of replacement parts

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
IN MILLIONS, EXCEPT SHARE AMOUNTS

                                         COMMON STOCK      ADDITIONAL                          CUMULATIVE       TOTAL     COMPRE-
                                     --------------------    PAID-IN   RETAINED    UNEARNED    TRANSLATION  STOCKHOLDERS' HENSIVE
                                       SHARES      AMOUNT   CAPITAL    EARNINGS  COMPENSATION   ADJUSTMENT     EQUITY      INCOME
                                     -----------   ------  ----------  --------   ------------ -----------  ------------- --------
Balance, December 31, 1996 .......    57,260,151   $  0.6   $ 360.1    $ 411.4      $(17.8)     $  20.3       $ 774.6

   Net income ....................            --       --        --      168.7          --           --         168.7     $ 168.7

   Issuance of common stock,
     net of offering expenses ....     5,175,000       --     140.4         --          --           --         140.4
   Issuance of restricted stock ..       373,017       --      12.7         --       (12.7)          --            --
   Stock options exercised .......       164,255       --       1.8         --          --           --           1.8
   Common stock dividends
     ($0.04 per common share).....            --       --        --       (2.5)         --           --          (2.5)
   Amortization of unearned
     compensation ................            --       --        --         --        10.5           --          10.5
   Change in cumulative
     translation adjustment ......            --       --        --         --          --       (101.9)       (101.9)     (101.9)
                                     -----------   ------   -------    -------      ------      -------       -------     -------
Balance, December 31, 1997 .......    62,972,423      0.6     515.0      577.6       (20.0)       (81.6)        991.6        66.8
                                                                                                                          =======
   Net income ....................            --       --        --       60.6          --           --          60.6        60.6
   Repurchases of common stock ...    (3,487,200)      --     (88.1)        --          --           --         (88.1)
   Stock options exercised .......        50,698       --       0.4         --          --           --           0.4
   Common stock dividends
     ($0.04 per common share).....            --       --        --       (2.4)         --           --          (2.4)
   Amortization of unearned
     compensation ................            --       --        --         --         8.9           --           8.9
   Change in cumulative
     translation adjustment ......            --       --        --         --          --         11.1          11.1        11.1
                                     -----------   ------   -------    -------      ------      -------       -------     -------
   Balance, December 31, 1998  ...    59,535,921      0.6     427.3      635.8       (11.1)       (70.5)        982.1        71.7
                                                                                                                          =======
     Net loss ....................            --       --        --      (11.5)         --           --         (11.5)      (11.5)

   Issuance of restricted stock ..        26,500       --       0.2         --        (0.2)          --            --
   Stock options exercised .......        17,138       --       0.2         --          --           --           0.2
   Common stock dividends
     ($0.04 per common share).....            --       --        --       (2.4)         --           --          (2.4)
   Amortization of unearned
     compensation ................            --       --        --         --         6.2           --           6.2
   Change in cumulative
     translation adjustment ......            --       --        --         --          --       (145.5)       (145.5)     (145.5)
                                     -----------   ------   -------    -------      ------      -------       -------     -------
Balance, December 31, 1999 .......    59,579,559   $  0.6   $ 427.7    $ 621.9      $ (5.1)     $(216.0)      $ 829.1     $(157.0)
                                     ===========   ======   =======    =======      ======      =======       =======     =======

See accompanying notes to consolidated financial statements.

are generally payable within 30 days of shipment with terms for some larger seasonal stock orders payable within 6 months of shipment.

         In certain markets, particularly in North America, there is a time lag, which varies based on the timing and level of retail demand, between the date the Company records a sale and when the dealer sells the equipment to a retail customer.

FOREIGN CURRENCY TRANSLATION

         The financial statements of the Company's foreign subsidiaries are translated into U.S. currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Assets and liabilities are translated to U.S. dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are included in "Accumulated other comprehensive income" in stockholders' equity. Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of operations. For subsidiaries operating in highly inflationary economies, financial statements are remeasured into the U.S. dollar with adjustments resulting from the translation of monetary assets and liabilities reflected in the accompanying consolidated statements of operations.

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

ACCOUNTS AND NOTES RECEIVABLE

         Accounts and notes receivable arise from the sale of equipment and replacement parts to independent dealers, distributors or other customers. Payments due under the Company's terms of sale are not contingent upon the sale of the equipment by the dealer or distributor to a retail customer. Under normal circumstances, payment terms are not extended and equipment may not be returned. In certain regions including the United States and Canada, the Company is obligated to repurchase equipment and replacement parts upon cancellation of a dealer or distributor contract. These obligations are required by national, state or provincial laws and require the Company to repurchase dealer or distributor's unsold inventory, including inventory for which the receivable has already been paid.

         For sales outside of the United States and Canada, the Company does not normally charge interest on outstanding receivables with its dealers and distributors. In the United States and Canada, where approximately 24% of the Company's net sales were generated in 1999, interest is charged at or above prime lending rates on outstanding receivable balances after interest-free periods. These interest-free periods vary by product and range from 1 to 12 months with the exception of certain seasonal products which bear interest after various periods depending on the timing of shipment and the dealer or distributor's sales during the preceding year. For the year ended December 31, 1999, 17.4%, 4.4%, 1.2% and 0.7% of the Company's net sales had maximum interest-free periods ranging from 1 to 6 months, 7 to 12 months, 13 to 20 months and 21 months or more, respectively. Actual interest-free periods are shorter than above because the equipment receivable in the United States and Canada is due immediately upon sale of the equipment by the dealer or distributor to a retail customer. Under normal circumstances, interest is not forgiven and interest-free periods are not extended.

         Accounts and notes receivable are shown net of allowances for sales incentive discounts available to dealers and for doubtful accounts. Accounts and notes receivable allowances at December 31, 1999 and 1998 were as follows (in millions):

                                                                             1999           1998
                                                                           --------       --------
Sales incentive discounts ..................................               $   53.6       $   58.4
Doubtful accounts ..........................................                   43.0           49.4
                                                                           --------       --------
                                                                           $   96.6       $  107.8
                                                                           ========       ========

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

         Inventory balances at December 31, 1999 and 1998 were as follows (in millions):

                                                                             1999           1998
                                                                           --------       --------
Finished goods .............................................               $  248.4       $  271.2
Repair and replacement parts ...............................                  229.3          256.7
Work in process, production parts and raw materials ........                  154.6          222.6
                                                                           --------       --------
Gross inventories ..........................................                  632.3          750.5
Allowance for surplus and obsolete inventories .............                  (71.2)         (78.9)
                                                                           --------       --------
Inventories, net ...........................................               $  561.1       $  671.6
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

         Property, plant and equipment at December 31, 1999 and 1998 consisted of the following (in millions):

                                                                             1999           1998
                                                                           --------       --------
Land .......................................................               $   40.0       $   52.2
Buildings and improvements .................................                  101.3          139.5
Machinery and equipment ....................................                  263.1          321.3
Furniture and fixtures .....................................                   47.4           55.9
                                                                           --------       --------
Gross property, plant and equipment ........................                  451.8          568.9
Accumulated depreciation and amortization ..................                 (141.0)        (151.3)
                                                                           --------       --------
Property, plant and equipment, net .........................               $  310.8       $  417.6
                                                                           ========       ========

INTANGIBLE ASSETS

Intangible assets at December 31, 1999 and 1998 consisted of the following (in millions):

                                                                             1999           1998
                                                                           --------       --------
Goodwill ...................................................               $  284.4       $  330.1
Trademarks .................................................                   66.0           66.0
Other ......................................................                    4.0            4.2
Accumulated amortization ...................................                  (41.8)         (29.8)
                                                                           --------       --------
Intangible assets, net .....................................               $  312.6       $  370.5
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

LONG-LIVED ASSETS

         The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the undiscounted future cash flows estimated to be generated by the asset are not sufficient to recover the unamortized balance of the asset. An impairment loss would be recognized based on the difference between the carrying values and estimated fair value. The estimated fair value will be determined based on either the discounted future cash flows or other appropriate fair value methods with the amount of any such deficiency charged to income in the current year. If the asset being tested for recoverability was acquired in a business combination, intangible assets resulting from the acquistion that are related to the asset are included in the assessment. Estimates of future cash flows are based on many factors, including current operating results, expected market trends and competitive influences. The Company also evaluates the amortization periods assigned to its intangible assets to determine whether events or changes in circumstances warrant revised estimates of useful lives.

ACCRUED EXPENSES

         Accrued expenses at December 31, 1999 and 1998 consisted of the following (in millions):

                                                                             1999           1998
                                                                           --------       --------
Reserve for volume discounts and sales incentives ..........               $   88.2       $   93.8
Warranty reserves ..........................................                   66.1           79.4
Accrued employee compensation and benefits .................                   49.9           55.7
Accrued taxes ..............................................                   76.9           50.1
Other ......................................................                  127.1          149.0
                                                                           --------       --------
                                                                           $  408.2       $  428.0
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

RESEARCH AND DEVELOPMENT EXPENSES

         Research and development expenses are expensed as incurred and are included in Engineering expenses in the Consolidated Statements of Operations.

ADVERTISING COSTS

         The Company expenses all advertising costs as incurred. Cooperative advertising costs are normally expensed at the time the revenue is earned. Advertising expenses for the years ended December 31, 1999, 1998, and 1997 totaled approximately $7.6 million, $9.5 million, and $8.9 million, respectively.

EXTRAORDINARY LOSS

         In 1997, the Company refinanced its revolving credit facility and recorded an extraordinary loss of $2.1 million, net of taxes of $1.4 million, for the write-off of unamortized debt costs related to the revolving credit facility existing at the time of refinancing.

INTEREST EXPENSE, NET

         Interest expense, net for the years ended December 31, 1999, 1998 and 1997 consisted of the following:

                                 1999             1998             1997
                                ------           ------           ------
Interest expense .....            71.4             81.5             70.7
                                ------           ------           ------
Interest income ......           (13.8)           (13.8)           (17.2)
                                ------           ------           ------
                                  57.6             67.7             53.5
                                ======           ======           ======

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

         A reconciliation of net income (loss) and the weighted average number of common and common equivalent shares outstanding used to calculate basic and diluted net income (loss) per common share for the years ended December 31, 1999, 1998 and 1997 is as follows (in millions, except per share data):

                                                                            1999             1998            1997
                                                                           ------           ------          ------
Basic Earnings Per Share
   Weighted average number of common shares outstanding .........            58.7             59.7            60.4
                                                                           ======           ======          ======

   Income (loss) before extraordinary loss ......................          $(11.5)          $ 60.6          $170.8
   Extraordinary loss ...........................................              --               --            (2.1)
                                                                           ------           ------          ------
Net income (loss) ...............................................          $(11.5)          $ 60.6          $168.7
                                                                           ======           ======          ======
Net income (loss) per common share:
   Income (loss) before extraordinary loss ......................          $(0.20)          $ 1.01          $ 2.82
   Extraordinary loss ...........................................              --               --           (0.03)
                                                                           ------           ------          ------
   Net income (loss) per share ..................................          $(0.20)          $ 1.01          $ 2.79
                                                                           ======           ======          ======

Diluted Earnings Per Share
   Weighted average number of common shares outstanding .........            58.7             59.7            60.4
   Shares issued upon assumed vesting of restricted stock .......              --              1.3             1.4
   Shares issued upon assumed exercise
      of outstanding stock options ..............................              --              0.2             0.3
                                                                           ------           ------          ------
   Weighted average number of common and common
      equivalent shares outstanding .............................            58.7             61.2            62.1
                                                                           ======           ======          ======

   Income (loss) before extraordinary loss ......................          $(11.5)          $ 60.6          $170.8
   Extraordinary loss ...........................................              --               --            (2.1)
                                                                           ------           ------          ------
   Net income (loss) ............................................          $(11.5)          $ 60.6          $168.7
                                                                           ======           ======          ======
Net income (loss) per common share:
   Income (loss) before extraordinary loss ......................          $(0.20)          $ 0.99          $ 2.74
   Extraordinary loss ...........................................              --               --           (0.03)
                                                                           ------           ------          ------
Net income (loss) ...............................................          $(0.20)          $ 0.99          $ 2.71
                                                                           ======           ======          ======

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

         The Company enters into foreign exchange forward contracts to hedge the foreign currency exposure of certain receivables, payables and committed purchases and sales. These contracts are for periods consistent with the exposure being hedged and generally have maturities of one year or less. At December 31, 1999 and 1998, the Company had foreign exchange forward contracts with gross notional amounts of $348.2 million and $429.1 million, respectively. Gains and losses on foreign exchange forward contracts are deferred and recognized in income in the same period as the hedged transaction. As such, the Company has foreign forward exchange contracts with a market value loss of approximately $7.3 million at December 31, 1999. These foreign exchange forward contracts do not subject the Company's results of operations to risk due to exchange rate fluctuations because gains and losses on these contracts generally offset gains and losses on the exposure being hedged. The Company does not enter into any foreign exchange forward contracts for speculative trading purposes.

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

         Gains or losses are reported as part of sales or cost of sales depending on whether the underlying contract was a sale or purchase of goods. If the contract does not qualify as a firm commitment in accordance with SFAS No. 52, the unrealized gains or losses on the derivative instrument are recorded immediately in earnings at fair value. If the transactional hedge is terminated, the gain or loss is recognized in income when the underlying transaction is recognized. At December 31, 1999 and 1998, all outstanding contracts were related to firm commitments.

ACCOUNTING CHANGES

         In December 1999, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition." The SAB does not change existing accounting literature on revenue recognition, but rather explains the SEC staff's general framework for revenue recognition. SAB No. 101 states that changes in accounting to apply the guidance in SAB No. 101 may be accounted for as a change in accounting principle and must be recorded in the first quarter of 2000. The Company is currently reviewing its revenue recognition policy and does not expect the adoption of SAB No. 101 to have a material impact on the Company's financial condition or results of operations.

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

         The above acquisitions were accounted for as purchases in accordance with Accounting Principles Board Opinion ("APB") No. 16, and, accordingly, each purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values as of the acquisition dates. The purchase price allocation for the Deutz Argentina, Fendt, Spra-Coupe and Willmar Acquisitions included liabilities associated with certain costs to integrate the acquired businesses into the Company's operations. The Deutz Argentina liabilities related to severance associated with headcount reductions in most functions of the acquired business. The Fendt liabilities primarily related to severance and other costs associated with the planned closure of certain sales and marketing offices and parts distribution operations. The Spra-Coupe and Willmar liabilities related to employee relocation and other costs to integrate production into one manufacturing facility. The activity related to these liabilities is summarized in the following table.

                                                                                                  BALANCE AT
                                          LIABILITIES    INCURRED      INCURRED      INCURRED      DECEMBER
                                          ESTABLISHED      1997          1998          1999        31, 1999
                                          -----------    --------      --------      --------     ----------
Deutz Argentina headcount
     reduction ....................           2.8           2.8            --            --            --
Fendt sales office closure ........           2.6            --           1.1           0.9           0.6
Fendt parts distribution
     closure ......................           4.5            --            --           0.9           3.6
Willmar/Spra-Coupe integration ....           0.6            --           0.2           0.2           0.2
                                             ----           ---           ---           ---           ---
                                             10.5           2.8           1.3           2.0           4.4
                                             ====           ===           ===           ===           ===

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

3.       RESTRUCTURING AND OTHER INFREQUENT EXPENSES

         In the fourth quarter of 1999, the Company recorded restructuring and other infrequent expenses of $24.5 million, or $0.26 per share on a diluted basis, related to the planned closure of its Coldwater, Ohio; Lockney, Texas; and Noetinger, Argentina manufacturing facilities. The majority of production in these facilities will be relocated to existing Company facilities or outsourced. The Coldwater, Ohio facility was permanently closed in 1999 and the Lockney, Texas and Noetinger, Argentina are planned to close in 2000. The Company believes that the closure of these facilities will not have a significant impact on 2000 revenues. The components of the expenses are summarized in the following table (in millions):

                                                       RESTRUCTURING AND                          BALANCE AT
                                                       OTHER INFREQUENT        EXPENSES          DECEMBER 31,
                                                           EXPENSES            INCURRED             1999
                                                       -----------------       --------          ------------
Employee severance ...............................          $ 1.9                $ 0.5              $ 1.4
Facility closure costs ...........................            7.7                  0.9                6.8
Write-down of property, plant and equipment ......           14.9                 14.9                 --
                                                            -----                -----              -----
                                                            $24.5                $16.3              $ 8.2
                                                            =====                =====              =====

         The $1.9 of employee severance costs relate to the termination of approximately 680 employees in the Cold-water, Ohio; Lockney, Texas; and Noetinger, Argentina facilities of which approximately 490 employees had been terminated as of December 31, 1999. The $7.7 million of facility closure costs include employee and other exit costs to be incurred after operations cease in addition to non-cancelable operating lease obligations. The $14.9 million write-down of property, plant and equipment represents the impairment of assets resulting from the facility closures. The write-down was based on the estimated fair value of the assets compared to their carrying value. The write-down of property, plant and equipment consisted of approximately $7.0 million related to machinery, equipment and tooling and $7.9 million for buildings and improvements. $13.0 million of the write-down related to Coldwater facility assets and $1.9 million was for the Argentina facility assets. The estimated fair value of the equipment and buildings was determined based on current conditions in the applicable markets. The machinery, equipment and tooling for both facilities is expected to be disposed of within a year and the buildings and improvements in Coldwater are currently being marketed for sale.

         The results of operations for 1998 included restructuring and other infrequent expenses of $40.0 million, or $0.41 per share on a diluted basis. The restructuring and other infrequent expenses primarily related to severance, pension and postretirement benefit expense and related costs associated with reductions in the Company's worldwide permanent workforce. All 1,400 employees identified for termination were terminated as of December 31, 1999. Of the $40.0 million total expense, $34.9 million had been incurred as of December 31, 1999.

         The results of operations for 1997 included restructuring and other infrequent expenses of $18.2 million, or $0.19 per share on a diluted basis. These restructuring and other infrequent expenses included $15.0 million related to the restructuring of the Company's European operations and certain costs associated with the integration of the Company's Argentina and Fendt operations. The restructuring and other infrequent expenses for 1997 also included $3.2 million related to executive severance costs. The costs included for these restructuring and integration activities in 1997 primarily related to the centralization and rationalization of certain manufacturing, selling and administrative functions in addition to the rationalization of a certain portion of the Company's European dealer network. Of the $18.2 million total expense, $13.7 million had been incurred as of December 31, 1999.

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

         Investments in affiliates as of December 31, 1999 and 1998 were as follows (in millions):

                                                               1999            1998
                                                              ------          ------
Retail Finance Joint Ventures .......................         $ 63.0          $ 61.2
Manufacturing joint ventures ........................           21.5            24.2
Other ...............................................            9.1             9.8
                                                              ------          ------
                                                              $ 93.6          $ 95.2
                                                              ======          ======

         The Company's equity in net earnings of affiliates for 1999, 1998 and 1997 were as follows (in millions):

                                              1999             1998            1997
                                             ------           ------          ------
Retail Finance Joint Ventures .....          $ 11.0           $ 11.4          $ 10.9
Other .............................            (0.5)             2.4             1.7
                                             ------           ------          ------
                                             $ 10.5           $ 13.8          $ 12.6
                                             ======           ======          ======

         The manufacturing joint ventures of the Company primarily sell their products to the joint venture partners at prices which result in operating at or near breakeven on an annual basis.

         Summarized combined financial information of the Retail Finance Joint Ventures as of and for the years ended December 31, 1999 and 1998 were as follows (in millions):

AS OF DECEMBER 31,                                                      1999              1998
                                                                      --------          --------
Total assets ...............................................          $1,402.8          $1,340.2
Total liabilities ..........................................           1,276.5           1,220.8
Partner's equity ...........................................             126.3             119.4


FOR THE YEAR ENDED DECEMBER 31,                       1999              1998              1997
-------------------------------                     --------          --------          --------
Revenues ...................................        $  144.1          $  136.6          $  126.8
Costs ......................................           109.3             102.2              94.6
                                                    --------          --------          --------
Income before income taxes .................        $   34.8          $   34.4          $   32.2
                                                    ========          ========          ========

         The majority of the assets of the Retail Finance Joint Ventures represent finance receivables. The majority of the liabilities represent notes payable and accrued interest.

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

         The sources of income before income taxes, equity in net earnings of affiliates and extraordinary loss were as follows for the years ended December 31, 1999, 1998 and 1997 (in millions):

                                                                             1999               1998               1997
                                                                           --------           --------           --------
United States ...................................................          $  (96.9)          $   (9.4)          $   51.7
Foreign .........................................................              64.7               83.7              194.0
                                                                           --------           --------           --------
Income (loss) before income taxes, equity in net earnings of
  affiliates and extraordinary loss .............................          $  (32.2)          $   74.3           $  245.7
                                                                           ========           ========           ========

         The provision (benefit) for income taxes by location of the taxing jurisdiction for the years ended December 31, 1999, 1998 and 1997 consisted of the following (in millions):

                                                                             1999               1998               1997
                                                                           --------           --------           --------
Current:
   United States:
      Federal ...................................................          $   (3.3)          $    0.6           $   (2.6)
      State .....................................................                --                0.2               (0.8)
                                                                           --------           --------           --------
   Foreign ......................................................              40.3               49.1               37.5
                                                                           --------           --------           --------
Total current ...................................................              37.0               49.9               34.1
                                                                           --------           --------           --------
Deferred:
   United States:
      Federal ...................................................             (31.2)              (6.1)              19.0
      State .....................................................              (4.1)              (0.8)               2.6
   Foreign ......................................................             (11.9)             (15.5)              31.8
                                                                           --------           --------           --------
Total deferred ..................................................             (47.2)             (22.4)              53.4
                                                                           --------           --------           --------
Provision (benefit) for income taxes ............................          $  (10.2)          $   27.5           $   87.5
                                                                           ========           ========           ========

         Certain foreign operations of the Company are subject to United States as well as foreign income tax regulations. Therefore, the preceding sources of income (loss) before income taxes by location and the provision (benefit) for income taxes by taxing jurisdiction are not directly related.

         A reconciliation of income taxes computed at the United States federal statutory income tax rate (35%) to the provision (benefit) for income taxes reflected in the Consolidated Statements of Operations for the years ended December 31, 1999, 1998 and 1997 is as follows (in millions):

                                                                               1999              1998              1997
                                                                             --------          --------          --------
Provision (benefit) for income taxes at United States federal
   statutory rate of 35% ..........................................          $  (11.3)         $   26.0          $   86.0
State and local income taxes, net of federal income tax benefit ...              (3.9)             (0.4)              1.8
Taxes on foreign income which differ from the United States
   statutory rate .................................................              (0.7)             (0.3)             (0.5)
Foreign losses with no tax benefit ................................               6.2               4.3               1.8
Benefit of foreign sales corporation ..............................              (0.5)             (1.3)             (1.0)
Other .............................................................                --              (0.8)             (0.6)
                                                                             --------          --------          --------
                                                                             $  (10.2)         $   27.5          $   87.5
                                                                             ========          ========          ========

         The significant components of the net deferred tax assets at December 31, 1999 and 1998 were as follows (in millions):

                                                          1999              1998
                                                        --------          --------
Deferred Tax Assets:
   Net operating loss carryforwards ..............      $  116.9          $   63.6
   Sales incentive discounts .....................          18.8              15.5
   Inventory valuation reserves ..................          10.1              13.1
   Postretirement benefits .......................           8.2               7.2
   Other .........................................          76.3              77.3
   Valuation allowance ...........................         (78.8)            (75.0)
                                                        --------          --------
      Total deferred tax assets ..................         151.5             101.7
                                                        --------          --------
Deferred Tax Liabilities:
   Tax over book depreciation ....................          46.2              35.9
   Tax over book amortization of goodwill ........          18.1              21.9
   Other .........................................           5.0              11.8
                                                        --------          --------
      Total deferred tax liabilities .............          69.3              69.6
                                                        --------          --------
Net deferred tax assets ..........................          82.2              32.1
   Less: Current portion of deferred tax asset ...         (22.3)            (22.9)
                                                        --------          --------
Noncurrent net deferred tax assets ...............      $   59.9          $    9.2
                                                        ========          ========

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

6.       LONG-TERM DEBT

         Long-term debt consisted of the following at December 31, 1999 and 1998 (in millions):

                                                          1999              1998
                                                        --------          --------
Revolving credit facility ........................      $  431.4          $  661.2
Senior Subordinated Notes ........................         248.5             248.3
Other long-term debt .............................          11.8              14.7
                                                        --------          --------
Total long-term debt .............................      $  691.7          $  924.2
                                                        ========          ========

         In January 1997, the Company established a five-year unsecured revolving credit facility (the "Revolving Credit Facility"). At December 31, 1999, the lending commitment under the Revolving Credit Facility was $1.0 billion. Aggregate borrowings outstanding under the Revolving Credit Facility are subject to a borrowing base limitation and may not at any time exceed the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Interest accrues on borrowings outstanding under the Revolving Credit Facility primarily at LIBOR plus an applicable margin, as defined. At December 31, 1999, interest rates on the outstanding borrowings, including the effect of the interest rate swap contract (Note 1), ranged from 4.8% to 8.5%, and the weighted average interest rate during 1999 was 5.3%. Excluding the impact of the interest rate swap, the weighted average interest rate was 5.2%. The Revolving Credit Facility contains certain covenants, including covenants restricting the incurrence of indebtedness and the making of certain restrictive payments, including dividends. In addition, the Company must maintain certain financial covenants including, among others, a debt to capitalization ratio, a fixed charge coverage ratio and a ratio of debt to cash flow, as defined. At December 31, 1999, $431.4 million was outstanding under the Revolving Credit Facility and available borrowings, based on the lending commitment of $1.0 billion, were $568.3 million, subject to the accounts receivable and inventory borrowing base requirements.

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

         At December 31, 1999, the aggregate scheduled maturities of long-term debt are as follows (in millions):

                  2001..............................        $   4.9
                  2002..............................          432.3
                  2003..............................            1.0
                  2004..............................            1.0
                  2005..............................            0.7
                  2006 and thereafter...............          251.8
                                                            -------
                                                            $ 691.7
                                                            =======

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

         Net annual pension and postretirement cost and the measurement assumptions for the plans for the years ended December 31, 1999, 1998 and 1997 are set forth below (in millions):

PENSION BENEFITS                                             1999               1998               1997
                                                           --------           --------           --------
Service cost ........................................      $    8.0           $    8.4           $    6.5
Interest cost .......................................          25.9               25.1               24.4
Expected return on plan assets ......................         (27.9)             (29.7)             (27.2)
Amortization of prior service cost ..................           0.5                0.5                0.5
Amortization of net loss ............................           1.1                 --                 --
Special termination benefits ........................            --                6.7                 --
                                                           --------           --------           --------
Net annual pension costs ............................      $    7.6           $   11.0           $    4.2
                                                           ========           ========           ========
Weighted average discount rate ......................           6.4%               6.1%               7.0%
Weighted average expected long-
  term rate of return on plan assets ................           7.3%               7.6%               8.0%
Rate of increase in future compensation .............           4.0%               4.0%               4.0%

POSTRETIREMENT BENEFITS                                      1999               1998               1997
                                                           --------           --------           --------
Service cost ........................................      $    0.9           $    0.9           $    0.8
Interest cost .......................................           1.5                1.3                1.2
Amortization of transition and prior service cost ...          (0.1)              (0.6)              (0.6)
Amortization of unrecognized net gain ...............          (0.1)              (0.8)              (0.7)
Special termination benefits ........................            --                0.5                 --
                                                           --------           --------           --------
Net annual postretirement costs .....................      $    2.2           $    1.3           $    0.7
                                                           --------           --------           --------
Weighted average discount rate ......................           7.8%               7.0%               7.3%
                                                           ========           ========           ========

         The following tables set forth reconciliations of the changes in benefit obligations, plan assets and funded status as of December 31, 1999 and 1998 (in millions):

                                                               PENSION                        POSTRETIREMENT
                                                               BENEFITS                          BENEFITS
CHANGE IN                                              -----------------------           -----------------------
BENEFIT OBLIGATION                                      1999             1998             1999             1998
                                                       ------           ------           ------           ------
Benefit obligation at beginning of year ..........     $443.4           $364.0           $ 22.3           $ 18.9
Service cost .....................................        8.0              8.4              0.9              0.9
Interest cost ....................................       25.9             25.1              1.5              1.3
Plan participant contributions ...................        2.5              3.0               --               --
Actuarial (gain) loss ............................       21.2             50.6             (2.1)             1.3
Amendments .......................................         --               --               --              0.5
Curtailments .....................................         --               --               --              0.2
Special termination benefits .....................         --              6.7               --              0.5
Benefits paid ....................................      (27.7)           (18.6)            (1.3)            (1.3)
Foreign currency exchange rate changes ...........      (12.2)             4.2               --               --
                                                       ------           ------           ------           ------
Benefit obligation at end of year ................     $461.1           $443.4           $ 21.3           $ 22.3
                                                       ======           ======           ======           ======

                                                               PENSION                        POSTRETIREMENT
                                                               BENEFITS                          BENEFITS
CHANGE IN                                              -----------------------           -----------------------
PLAN ASSETS                                             1999             1998             1999             1998
                                                       ------           ------           ------           ------

Fair value of plan assets at beginning of year ...     $384.7           $352.5           $   --           $   --
Actual return of plan assets .....................       59.1             33.3               --               --
Employer contributions ...........................       16.7             11.6              1.3              1.3
Plan participant contributions ...................        2.5              3.0               --               --
Benefits paid ....................................      (27.7)           (18.6)            (1.3)            (1.3)
Foreign currency exchange rate changes ...........       (8.5)             2.9               --               --
                                                       ------           ------           ------           ------
Fair value of plan assets at end of year .........     $426.8           $384.7           $   --           $   --
                                                       ======           ======           ======           ======

Funded status ....................................     $(34.3)          $(58.7)          $(21.3)          $(22.3)
Unrecognized net obligation ......................        0.7              0.9              0.4              0.4
Unrecognized net loss (gain) .....................       46.7             58.0             (4.9)            (2.8)
Unrecognized prior service cost ..................        1.7              2.2              0.4              0.2
                                                       ------           ------           ------           ------
Net amount recognized ............................     $ 14.8           $  2.4           $(25.4)          $(24.5)
                                                       ======           ======           ======           ======

Amounts recognized in Consolidated
   Balance Sheet:
      Prepaid benefit cost .......................     $ 31.4           $ 20.5           $   --           $   --
      Accrued benefit liability ..................      (17.6)           (19.4)           (25.4)           (24.5)
      Intangible asset ...........................        1.0              1.3               --               --
                                                       ------           ------           ------           ------
 Net amount recognized ...........................     $ 14.8           $  2.4           $(25.4)          $(24.5)
                                                       ======           ======           ======           ======

          The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $32.2 million, $30.2 million and $11.9 million, respectively, as of December 31, 1999 and $218.0 million, $199.0 million and $176.4 million, respectively, as of December 31, 1998.

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

                                                                                                ONE              ONE
                                                                                            PERCENTAGE       PERCENTAGE
                                                                                               POINT            POINT
                                                                                             INCREASE         DECREASE
                                                                                            ----------       ----------
Effect on service and interest cost..................................................          $0.3            $(0.2)
Effect on accumulated benefit obligation.............................................          $2.1            $(1.8)

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

         Additional information regarding the LTIP for the years ended December 31, 1999, 1998 and 1997 is as follows:

                                                             1999                 1998                 1997
                                                          ----------           ----------           ----------
Shares awarded but not earned at January 1 .....             927,500              965,000            1,597,500
Shares awarded, net of forfeitures .............             133,500              (37,500)            (270,000)
Shares earned ..................................             (15,000)                  --             (362,500)
                                                          ----------           ----------           ----------
Shares awarded but not earned at December 31 ...           1,046,000              927,500              965,000
Shares available for grant .....................           1,234,000            1,367,500            1,330,000
                                                          ----------           ----------           ----------
Total shares reserved for issuance .............           2,280,000            2,295,000            2,295,000
                                                          ----------           ----------           ----------
Shares vested during year ......................             441,166              375,833              194,000
                                                          ==========           ==========           ==========

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

         Stock option transactions during the three years ended December 31, 1999, 1998 and 1997 were as follows:

                                                            1999                   1998                   1997
                                                        ------------           ------------           ------------
Options outstanding at January 1 .............             1,238,294                797,968                787,250
Options granted ..............................               701,700                586,700                193,900
Options exercised ............................               (17,138)               (50,698)              (164,255)
Options canceled .............................               (66,937)               (95,676)               (18,927)
                                                        ------------           ------------           ------------
Options outstanding at December 31 ...........             1,855,919              1,238,294                797,968
                                                        ------------           ------------           ------------
Options available for grant at December 31 ...               740,718              1,375,481                266,505
                                                        ------------           ------------           ------------
Option price ranges per share:
   Granted ...................................          $      11.00            $8.31-27.00           $      31.25
   Exercised .................................            1.52-11.00             1.52-27.00             1.52-31.25
   Canceled ..................................          $14.63-31.25           $11.75-31.25           $14.63-31.25
Weighted average option prices per share:
   Granted ...................................          $      11.00           $      22.08           $      31.25
   Exercised .................................                  3.09                   9.52                  10.36
   Canceled ..................................                 23.15                  23.78                  21.68
   Outstanding at December 31 ................                 16.90                  20.39                  18.87

         At December 31, 1999, the outstanding options had a weighted average remaining contractual life of approximately 8.3 years and there were 884,893 options currently exercisable with option prices ranging from $1.52 to $31.25 and with a weighted average exercise price of $17.46.

         The following table sets forth the exercise price range, number of shares, weighted average exercise price, and remaining contractual lives by groups of similar price and grant date:

                          OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
                      ----------------------------                        -----------------------------------
                                  WEIGHTED AVERAGE
                                     REMAINING            WEIGHTED           EXERCISABLE          WEIGHTED
     RANGE OF           NUMBER      CONTRACTUAL           AVERAGE               AS OF              AVERAGE
  EXERCISE PRICES     OF SHARES     LIFE (YEARS)       EXERCISE PRICE     DECEMBER 31, 1999    EXERCISE PRICE
  ---------------     ---------   ----------------     --------------     -----------------    --------------
$1.52-$1.52              36,178          1.8              $   1.52              36,178            $   1.52
$2.50-$3.75              66,200          3.1              $   2.61              66,200            $   2.61
$6.25-$9.38              36,400          6.7              $   7.38              24,400            $   6.93
$11.00-$14.69           874,349          8.9              $  11.75             322,189            $  13.03
$16.96-$22.31           522,200          8.9              $  22.18             217,280            $  22.00
$25.50-$31.25           320,592          7.6              $  28.13             218,646            $  27.77
                      ---------                                                -------
                      1,855,919                                                884,893
                      =========                                                =======

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

                                             1999              1998              1997
                                           --------          --------          --------
Director Plan ...................          $  13.61          $  43.47          $  39.96
LTIP * ..........................             12.13                --                --
Option Plan .....................              7.07             12.18             15.75

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

YEAR ENDED DECEMBER 31,                                               1999              1998             1997
                                                                     ------            ------           ------
Net income (loss) .........................................          $(14.0)           $ 57.4           $166.5
Net income (loss) per common share - diluted ..............          $(0.24)           $ 0.94           $ 2.60
Weighted average assumptions under Black-Scholes:
Expected life of options (years) ..........................             7.0               7.0              7.0
Risk free interest rate ...................................             5.9%              5.6%             6.1%
Expected volatility .......................................            61.0%             46.0%            35.0%
Expected dividend yield ...................................             0.4%              0.2%             0.1%

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

10.      COMMITMENTS AND CONTINGENCIES

         The Company leases land, buildings, machinery, equipment and furniture under various noncancelable operating lease agreements. At December 31, 1999, future minimum lease payments under noncancelable operating leases were as follows (in millions):

         2000................................       $ 12.2
         2001................................         11.1
         2002................................          9.3
         2003................................          8.0
         2004................................          7.0
         Thereafter..........................         35.1
                                                    ------
                                                    $ 82.7
                                                    ======

         Total lease expense under noncancelable operating leases was $14.5 million, $15.9 million and $16.8 million, for the years ended December 31, 1999, 1998 and 1997, respectively.

         During 1999, the Company entered into a sale/leaseback transaction involving certain real property. The proceeds from the transaction of $18.7 million were used to reduce the outstanding borrowings under the Revolving Credit Facility. The terms of the lease require the Company to pay approximately $2.0 million per year for the next fifteen years at which time the Company has the option to extend the lease with annual payments ranging from $2.2 million to $2.7 million. In accordance with SFAS No. 13, the Company has accounted for the lease as an operating lease. The gain on sale of $2.4 million is being amortized over the life of the operating lease.

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

                                                                                   EUROPE/AFRICA/
                                             NORTH AMERICA      SOUTH AMERICA       MIDDLE EAST      ASIA/PACIFIC       CONSOLIDATED
                                             -------------      -------------      --------------    ------------       ------------
1999
Net Sales .............................        $  613.0           $  197.1           $1,507.5          $   95.7          $2,413.3
Income (loss) from operations .........           (25.3)             (14.1)             116.5              13.6              90.7
Depreciation and amortization .........            12.7                6.1               35.0               2.0              55.8
Assets ................................           667.4              189.0              728.1              32.8           1,617.3
Capital expenditures ..................             4.9                7.6               31.7                --              44.2

1998
Net Sales .............................        $  940.9           $   15.3           $1,597.8          $   87.4          $2,941.4
Income from operations ................            57.0               13.5              136.2              15.8             222.5
Depreciation and amortization .........            14.3                8.9               32.9               1.5              57.6
Assets ................................           876.7              260.9              922.5              30.2           2,090.3
Capital expenditures ..................            14.5                6.4               40.1                --              61.0

1997
Net Sales .............................        $  956.6           $  334.3           $1,781.4          $  152.1          $3,224.4
Income from operations ................           108.3               19.3              192.4              32.1             352.1
Depreciation and amortization .........            11.1                9.4               27.2               1.7              49.4
Assets ................................           799.9              245.2              926.4              33.6           2,005.1
Capital expenditures ..................            20.4                7.2               44.4               0.1              72.1

         A reconciliation from the segment information to the consolidated balances for income from operations and assets is set forth below (in millions):

                                                                 1999               1998               1997
                                                               --------           --------           --------
Segment income from operations ......................          $   90.7           $  222.5           $  352.1
Restricted stock compensation expense ...............              (8.5)             (12.0)             (14.8)
Restructuring and other infrequent expenses .........             (24.5)             (40.0)             (18.2)
Amortization of intangibles .........................             (14.8)             (13.2)             (12.1)
                                                               --------           --------           --------
Consolidated income from operations .................          $   42.9           $  157.3           $  307.0
                                                               ========           ========           ========

Segment assets ......................................          $1,617.3           $2,090.3           $2,005.1
Cash and cash equivalents ...........................              19.6               15.9               31.2
Receivables from affiliates .........................              12.8               15.2               18.5
Investments in affiliates ...........................              93.6               95.2               87.6
Other current and noncurrent assets .................             217.3              163.3              139.5
Intangible assets, net ..............................             312.6              370.5              339.0
                                                               --------           --------           --------
Consolidated total assets ...........................          $2,273.2           $2,750.4           $2,620.9
                                                               ========           ========           ========

         Net sales by customer location for the years ended December 31, 1999, 1998 and 1997 were as follows (in millions):

                                                                 1999               1998               1997
                                                               --------           --------           --------
Net Sales:
   United States ....................................          $  479.8           $  759.0           $  738.5
      Canada ........................................              92.1              142.4              182.6
      Germany .......................................             439.5              449.3              470.5
      France ........................................             315.2              321.5              347.8
      United Kingdom and Ireland ....................             137.4              122.2              179.5
      Other Europe ..................................             480.4              540.3              614.6
      South America .................................             197.1              315.3              334.3
      Middle East ...................................              97.5              115.8              105.7
      Asia ..........................................              48.4               36.7               87.8
      Australia .....................................              47.3               50.7               64.3
      Africa ........................................              37.5               48.7               63.3
      Mexico, Central America and Caribbean .........              41.1               39.5               35.5
                                                               --------           --------           --------
                                                               $2,413.3           $2,941.4           $3,224.4
                                                               ========           ========           ========

         Net sales by product for the years ended December 31, 1999, 1998 and 1997 were as follows (in millions):

                                                                 1999               1998               1997
                                                               --------           --------           --------
Net sales:
   Tractors .........................................          $1,540.3           $1,838.8           $1,990.6
   Combines .........................................             162.3              293.5              330.5
   Other machinery ..................................             253.5              318.5              389.7
   Replacement parts ................................             457.2              490.6              513.6
                                                               --------           --------           --------
                                                               $2,413.3           $2,941.4           $3,224.4
                                                               ========           ========           ========