Form 10-K/A, Exhibit 13
period 1999-12-31
AGCO CORP /DE
filed 2001-03-29
CIK 880266

                                                                    EXHIBIT 13.1



                            AGRICREDIT ACCEPTANCE LLC

                              Financial Statements

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

The Managing Board of
Agricredit Acceptance LLC:

We have audited the accompanying balance sheets of Agricredit Acceptance LLC as of December 31, 1999 and 1998, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agricredit Acceptance LLC as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                    KPMG LLP

Des Moines, Iowa
January 28, 2000

                            AGRICREDIT ACCEPTANCE LLC

                                 Balance Sheets
                           December 31, 1999 and 1998
                                 (In thousands)


                                           ASSETS                                            1999                1998
                                                                                          ----------            -------
Finance receivables, net                                                                  $  746,809            759,205
Crop input receivables                                                                        26,911             36,207
Wholesale notes receivable                                                                    58,681             64,436
                                                                                          ----------            -------

                                                                                             832,401            859,848

Allowance for credit losses                                                                  (16,055)           (16,142)
                                                                                          ----------            -------

               Net receivables                                                               816,346            843,706

Cash and cash equivalents                                                                      6,527              6,161
Due from AGCO Corporation                                                                      2,282              1,306
Due from affiliates                                                                            3,279                298
Prepaid expenses and other assets                                                              1,505              3,054
Property, plant and equipment, net of accumulated depreciation                                 1,916              1,284
                                                                                          ----------            -------

               Total assets                                                               $  831,855            855,809
                                                                                          ==========            =======

                             LIABILITIES AND MEMBERS' EQUITY

Liabilities:
    Notes payable and accrued interest                                                    $  733,723            757,575
    Accounts payable and accrued liabilities                                                  11,293             11,034
    Dealer and manufacturers reserves                                                          9,875              9,508
                                                                                          ----------            -------

               Total liabilities                                                             754,891            778,117
                                                                                          ----------            -------

Members' equity:
    Members' equity                                                                           46,843             46,843
    Retained Earnings                                                                         30,121             30,849
                                                                                          ----------            -------

               Total members' equity                                                          76,964             77,692
                                                                                          ----------            -------

Contingencies

               Total liabilities and members' equity                                      $  831,855            855,809
                                                                                          ==========            =======

See accompanying notes to financial statements.

                            AGRICREDIT ACCEPTANCE LLC

                            Statements of Operations

                     Years ended December 31, 1999 and 1998
                                 (In thousands)

                                                                                             1999              1998
                                                                                          ---------           ------
Interest income:
    Finance and other receivables                                                         $  61,195           64,996
    Incentive reimbursements from AGCO Corporation                                           22,728           18,708
    Short-term investment and trading securities                                               (699)           2,997
                                                                                          ---------           ------

             Total interest income                                                           83,224           86,701

Interest expense                                                                             44,197           43,603
Dealer volume bonus                                                                           1,026            1,857
                                                                                          ---------           ------

             Net margin                                                                      38,001           41,241

Provision for credit losses                                                                   5,075            4,791
                                                                                          ---------           ------

             Net margin after provision for credit losses                                    32,926           36,450

General and administrative expense                                                           14,904           13,288
                                                                                          ---------           ------

             Net income                                                                   $  18,022           23,162
                                                                                          =========           ======

See accompanying notes to financial statements.

                            AGRICREDIT ACCEPTANCE LLC

                    Statements of Changes in Members' Equity

                     Years ended December 31, 1999 and 1998
                                 (In thousands)

                                                                                      MEMBERS'         RETAINED
                                                                                       EQUITY          EARNINGS            TOTAL
                                                                                     ---------         --------           -------
Balance at December 31, 1997                                                         $  46,843           18,687            65,530

Net income                                                                                  --           23,162            23,162

Dividend                                                                                    --          (11,000)          (11,000)
                                                                                     ---------          -------           -------

Balance at December 31, 1998                                                            46,843           30,849            77,692

Net income                                                                                  --           18,022            18,022

Dividend                                                                                    --          (18,750)          (18,750)
                                                                                     ---------          -------           -------

Balance at December 31, 1999                                                         $  46,843           30,121            76,964
                                                                                     =========          =======           =======

See accompanying notes to financial statements.

                            AGRICREDIT ACCEPTANCE LLC

                            Statements of Cash Flows

                     Years ended December 31, 1999 and 1998
                                 (In thousands)

                                                                                             1999                1998
                                                                                          ----------           --------
Cash flows from operating activities:
    Net income                                                                            $   18,022             23,162
    Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation and amortization                                                            395                157
        Provision for credit losses                                                            5,075              4,791
        Changes in:
           Due to/from affiliates                                                             (3,957)           (13,085)
           Prepaid expenses and other assets                                                   1,549             (1,706)
           Dealer reserves                                                                       367                376
           Accrued interest payable                                                             (340)            (4,261)
           Accounts payable and accrued liabilities                                              259             (2,655)
                                                                                          ----------           --------

             Net cash provided by operating activities                                        21,370              6,779
                                                                                          ----------           --------

Cash flows from investing activities:
    Purchase of fixed assets                                                                  (1,027)            (1,155)
    Finance receivables, wholesale notes and crop input
      receivables originated                                                                (531,420)          (638,727)
    Principal collected on finance receivables, wholesale
      notes and crop input receivables                                                       553,705            530,189
                                                                                          ----------           --------

             Net cash provided by (used in) investing activities                              21,258           (109,693)
                                                                                          ----------           --------

Cash flows from financing activities:
    Proceeds from issuance of notes payable                                                  106,995            258,064
    Principal payments on notes payable                                                     (130,507)          (145,216)
    Dividend paid                                                                            (18,750)           (11,000)
                                                                                          ----------           --------

             Net cash (used in) provided by financing activities                             (42,262)           101,848
                                                                                          ----------           --------

             Increase (decrease) in cash and cash equivalents                                    366             (1,066)

Cash and cash equivalents at beginning of year                                                 6,161              7,227
                                                                                          ----------           --------

Cash and cash equivalents at end of year                                                  $    6,527              6,161
                                                                                          ==========           ========

Supplemental disclosures of cash flow information-
    Cash paid for interest                                                                $   44,419             47,127
                                                                                          ==========           ========

See accompanying notes to financial statements.

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS

         The financial statements include the accounts of Agricredit Acceptance LLC (the Company), a limited liability corporation. The Company conducts operations as Agricredit Acceptance Company and its primary businesses are retail financing of agricultural and industrial equipment, wholesale financing of agricultural equipment, and crop input financing throughout the United States. The Company is a joint venture owned 51% by De Lage Landen Finance Inc. (DLL) a wholly owned subsidiary of Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and owned 49% by AGCO Finance Corporation, a wholly owned subsidiary of AGCO Corporation (AGCO).

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimate made by management relates to the Company's allowance for credit losses.

         INTEREST AND FINANCE FEES

         Interest income from the finance receivables, wholesale notes receivable, and crop input receivables is recognized using the effective interest method. Late charges are credited to income when received. Accrual of interest and finance fees is suspended when collection is deemed doubtful. Income is recognized on a cash basis after a receivable is put on non-accrual status.

         ORIGINATION COSTS

         Origination fees are not charged on finance receivables. Direct costs incurred in the origination of finance receivables are deferred and amortized to income over the estimated term of the finance receivables on a straight-line basis, which does not differ materially from the effective interest method. Direct costs of originating wholesale notes receivable and crop input receivables are expensed as incurred, as such costs are not significant.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents for financial reporting purposes include cash and short-term investments with maturities at purchase of three months or less.

         PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment is stated at cost and depreciated on a straight-line basis over the useful life of the asset. The following useful lives are used for depreciation purpose:

         Computer equipment                                     3 years
         Furniture and fixtures                                 5 years
         Computer software                                      5 years
         Leasehold improvements                                 5 years (life of the lease)


6                                 (Continued)

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1999 and 1998

         For the years ended December 31, 1999 and 1998, depreciation expense was $395,000 and $157,000, respectively.

         ALLOWANCE FOR CREDIT LOSSES

         The allowance for credit losses is management's estimate of the amount considered adequate to absorb probable losses in the portfolio based on management's evaluation of the current risk characteristics of the receivable portfolio, the fair value of the underlying collateral and prior credit loss experience, as well as the impact of current economic conditions. A provision for credit losses is charged to operations based on management's periodic evaluation of these risks. In the opinion of management, the allowance for credit losses is adequate.

         The Company's charge-off policy is based on a specific review for all receivables. Certain receivables are secured by recourse agreements with dealers and manufacturers.

         DEALER AND MANUFACTURERS RESERVES

         Under certain recourse agreements with dealers and manufacturers, the Company retains a portion of the proceeds of equipment financing transactions. The amounts retained are used to absorb specific losses on the related finance receivables and any unused portion of the reserve is ultimately refundable to the dealer or manufacturer. The total amount retained is limited to a percentage of the outstanding portfolio and the Company pays interest to the dealer and manufacturer at the prime interest rate on amounts retained.

         DERIVATIVE FINANCIAL INSTRUMENTS

         The Company utilizes interest rate swaps as part of an overall interest rate risk management strategy. Interest rate swaps are used principally as a tool to manage the interest sensitivity of the Company's balance sheet. The contracts represent an exchange of interest payment streams based on an agreed-upon notional principal amount with at least one stream based on a specified floating-rate index. The underlying principal balances of the asset or liabilities are not affected. Net settlement amounts are reported as adjustments to interest income or expense, as appropriate.

         Interest rate swaps are subject to credit and market risk. The Company evaluates the risks associated with interest rate swaps in much the same way it evaluates the risks associated with on-balance sheet financial instruments. However, unlike on-balance sheet financial instruments, where the risk of credit loss is represented by the notional value or principal, the risk of credit loss associated with interest rate swaps is generally a small fraction of the notional value. The Company attempts to limit its credit risk by dealing with creditworthy counterparties. Affiliated companies are the counterparties for all of the Company's interest rate swap agreements.

         Interest rate swaps which are not hedges of specific assets, liabilities or commitments are accounted for as trading securities. Interest rate swaps accounted for as trading securities are carried at fair value with the changes in market value reflected in the income statement.

         INCOME TAXES

         No tax provision is provided for the Company as the entity is a limited liability corporation whose members are required to include their respective share of profits and losses in their individual income tax returns.


7                                 (Continued)

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1999 and 1998

         NEW ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. In July, 1999 the FASB issued FAS 137, Deferral of the Effective Date of FASB Statement No. 133, that defers the effective date for implementation of FAS 133 to no later than January 1, 2001 for the Company's financial statements. The Company has determined that the implementation of this statement will not have a material impact on the financial statements.

(2)      TRANSACTIONS WITH AFFILIATES

         The accompanying statements of operations reflect interest income from AGCO for incentive reimbursements related to finance and wholesale receivables with below-market interest rates or interest-waiver periods, which totaled $22,728,000 and $18,708,000 for the years ended December 31, 1999 and 1998, respectively.

         In connection with the origination of certain receivables the Company, at the selling dealer's request, pays AGCO directly for the underlying equipment being financed in order to satisfy outstanding obligations between the dealer and AGCO. Such payments for the years ended December 31, 1999 and 1998 totaled $150,995,000 and $187,855,000, net of discounts.

         All amounts due to or from AGCO related to the above transactions are separately stated in the accompanying balance sheets and are generally settled between the Company and AGCO on a current basis.

         The Company has an agreement to provide management services to a DLL affiliated company. The agreement provides for a management fee based upon the affiliated company's number of contracts and dollar amount of receivables outstanding. The fees paid to the Company by the affiliated company totaled $1,919,000 and $1,425,000 for the years ended December 31, 1999 and 1998, respectively. The fees received have been offset against general and administrative expense in the accompanying statements of operations. See note 7 also for affiliated notes payable, interest rate swap agreements, and related interest expense.

(3)      FINANCE RECEIVABLES

         Finance receivables consist of the following at December 31, 1999 and 1998 (in thousands):

                                                                                   1999                1998
                                                                               -----------           --------
         Retail notes                                                          $   557,817            551,378
         Sales finance contracts                                                   315,533            342,076
                                                                               -----------           --------

                                                                                   873,350            893,454

         Unearned interest and discounts                                          (126,541)          (134,249)
                                                                               -----------           --------

                                                                               $   746,809            759,205
                                                                               ===========           ========


8                                 (Continued)

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1999 and 1998

         Interest rates on retail notes and sales finance contracts including affiliated discounts ranged from 9.0% to 13.0% with a weighted average rate of 9.53% at December 31, 1999.

         Non-accrual finance receivables, net of related unearned interest and discounts, totaled $19,517,000 and $15,911,000 at December 31, 1999 and 1998, respectively. The allowance for losses related to these finance receivables was $7,353,000 and $6,700,000 at December 31, 1999 and 1998, respectively. The average amount of non-accrual finance receivables, net of related unearned interest and discounts, for the years ended December 31, 1999 and 1998 were $17,714,000 and $10,630,000, respectively. The accrual of interest and finance fees, which was suspended on these receivables, was $1,000,000 and $788,000 for the years ended December 31, 1999 and 1998, respectively.

         At December 31, 1999, contractual maturities of gross finance receivables are as follows (in thousands):

         2000                            $  341,011
         2001                               222,377
         2002                               158,333
         2003                                97,199
         2004                                45,818
         Thereafter                           8,612
                                         ----------

                                         $  873,350
                                         ==========

         The Company provides financing for agricultural and industrial equipment to customers throughout the United States; the receivables are secured by the equipment financed and additional property if considered necessary by management. Although the Company has a diversified receivable portfolio, a substantial portion of its debtors' ability to repay their borrowings is dependent upon the agricultural business economic sector. In addition, at December 31, 1999 and 1998, approximately 80% of the net finance receivables relate to the financing of products sold by AGCO dealers and distributors.

         Concentrations of gross finance receivables by type of equipment financed at December 31, 1999 and 1998 (in thousands):

                                              1999            1998
                                          -----------       -------
         Tractor                          $   399,095       414,833
         Combine                              200,951       202,820
         Industrial                            27,818        30,582
         Forestry                              37,359        35,994
         Other                                208,127       209,225
                                          -----------       -------

                                          $   873,350       893,454
                                          ===========       =======


9                                 (Continued)

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(4)      CROP INPUT RECEIVABLES

         Agreements have been entered into with certain distributors of crop protection products, fertilizer, and seed to provide financing for their customers (the producers). The financing is offered in a discretionary operating line of credit to be utilized by the producers to fund agricultural operating expenses associated with crop production (crop input receivables). These crop input receivables generally have a maturity of one year or less, with variable interest rates at the prime rate plus .25% to 3%. The crop input receivables are collateralized by obtaining a first security interest in all crops, government payments and crop insurance. Additional collateral is obtained if considered necessary by management. The Company is indemnified for certain loans that are with full recourse back to the distributor which has sole responsibility for all collection activity and associated costs.

(5)      WHOLESALE NOTES RECEIVABLE

         Agreements have been entered into with certain manufacturers of agricultural and industrial equipment to provide financing for the manufacturers' qualified distributors and dealers. These wholesale notes receivable are generally for terms of less than one year, with interest at the prime rate plus 1.0% to 3.0%, secured by both the underlying equipment and a manufacturers' reserve, and contain certain recourse provisions back to the manufacturers.

(6)      ALLOWANCE FOR CREDIT LOSSES

         The following is a summary of the activity in the allowance for credit losses on finance and other receivables for the years ended December 31, 1999 and 1998, (in thousands):

                                                                   1999             1998
                                                                ---------          ------
         Balance at beginning of period                         $  16,142          15,688
         Provision for credit losses                                5,075           4,791
         Charge-offs                                               (6,081)         (5,015)
         Recoveries                                                   919             678
                                                                ---------          ------

         Balance at end of period                               $  16,055          16,142
                                                                =========          ======

(7)      NOTES PAYABLE

         Under a revolving credit agreement with Rabobank Nederland, the parent of DLL, dated November 1, 1996 (the Credit Agreement), the Company can borrow a maximum of $1,000,000,000. The commitment under the Credit Agreement is reduced by 105% of the outstanding borrowings of its sister company, Agricredit Acceptance Canada, Ltd., up to $100,000,000 Canadian dollars. The notes funded under the Credit Agreement at December 31, 1999, have maturities ranging from 4 to 31 days. The interest rate on the notes is established, subject to the terms of the note, at the lender's base lending rate (based on LIBOR) plus .10%. Interest rates on the notes payable outstanding at December 31, 1999, ranged from 6.0234% to 6.5812%, with a weighted-average interest rate of 6.3491%. The Credit Agreement contains certain financial covenants that the Company must maintain, including minimum specified net worth and borrowing base requirements. As of December 31, 1999 and 1998, $731,487,500 and $755,000,000, respectively, was outstanding under the Credit Agreement


10                                (Continued)

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1999 and 1998

         and unused commitment was $210,544,000 and $215,786,000, respectively, reduced for the borrowings of Agricredit Acceptance Canada Ltd.

         Of the total outstanding borrowings, $731,487,500 was funded by De Lage Landen Ireland Company (DLL Ireland). The Credit Agreement expired on December 31, 1996; however, the Credit Agreement allows for automatic extension for an additional thirty day periods unless Rabobank Nederland in its sole discretion elects not to grant such extension. The notes payable under the Credit Agreement are secured by the finance receivables, wholesale notes receivable, and crop input receivables.

         The Company has entered into interest rate swap agreements with DLL Ireland on portions of its short-term borrowings. The swap agreements require the payment of fixed rates and receipt of floating rates of interest based on LIBOR. The Company enters into the swap agreements in order to more closely match the interest rates and maturities of the borrowings to those of the receivables being funded. The differential to be paid or received on the swap agreements is recognized as an adjustment to interest expense. At December 31, 1999, the total notional principal amounts of the agreements were $738 million paying fixed rates ranging from 4.43% to 6.67% and with notional principal amounts of $349 million, $292 million, $85 million, $11 million, and $1 million terminating in 2000, 2001, 2002, 2003, and 2004, respectively. For the years ended December 31, 1999 and 1998, the swaps increased the Company's interest expense by $3,518,000 and $3,098,000, respectively. The interest expense resulted from the Company exchanging its short term borrowing rate to approximately a two year borrowing rate to better match the maturity of the fixed rate notes receivable.

         As part of its interest rate risk management policy, the Company previously entered into certain interest rate swap agreements which were not hedges of specific assets, liabilities, or commitments and were accounted for as trading securities. At December 31, 1998, the notional amount of these swaps was $101,000,000 and the fair value recorded was $2,200,000. In December 1999, the Company terminated these swaps and recorded a reduction of fair value of $2,200,000. Interest income exclusive of fair value adjustments for these swaps the years ended December 31, 1999 and 1998 was $1,129,000 and $735,000,
         respectively.

         The following is a summary of aggregate annual maturities of notes payable and accrued interest payable on notes payable and interest rate swap agreements at December 31, 1999 (in thousands):

         Notes payable in 2000                                  $  731,488
         Accrued interest payable on notes payable
            and interest rate swap agreements                        2,235
                                                                ----------

                                                                $  733,723
                                                                ==========

         In December 1999, the Company entered into a Deposit Agreement with DLL Ireland. Under the terms of the Deposit Agreement, DLL Ireland has agreed to advance monies under the Credit Agreement to the Company provided such proceeds are deposited with DLL Ireland. The amount of borrowing outstanding and the related deposit at December 31, 1999 totaled $100,000,000. Right of offset exists under the Deposit Agreement; therefore, these amounts are not reflected in the Company's balance sheet. The deposit account bears a fixed interest rate of 6.1978%. The interest rate on the borrowings is adjusted monthly and was 6.5813% at December 31, 1999. The deposit and the related borrowings will be reduced in annual amounts ranging from $8,000,000 to $11,500,000 in August of each year for the next 10 years.


11                                (Continued)

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(8)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         In determining the estimated fair values of the Company's financial instruments, the estimates, methods, and assumptions utilized are as follows:

         - Cash and cash equivalents - The carrying amount for cash and cash equivalents approximates the fair value because of the short-term nature of the instruments.

         - Finance receivables - The fair value of finance receivables is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the portfolio. The estimated maturity is based on historical experience with repayments, modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming finance receivables is considered in assessing the credit risk inherent in the fair value estimate. At December 31, 1999 and 1998 the Company estimated the fair value of its net finance receivable portfolio to be approximately $756,370,000 and $767,457,000, respectively.

         - Crop input receivables, wholesale notes receivable, and dealer reserves - The carrying amount for crop input receivables, wholesale notes receivable, and dealer reserves approximates fair value as interest on the obligations is at a variable rate and due to the short-term nature of the instruments.

         - Notes payable - Rates currently available for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. At December 31, 1999 and 1998 the Company estimated the fair value of notes payable (including accrued interest payable) to be approximately $731,359,000 and $755,207,000, respectively.

         - Interest rate swaps - The estimated fair value of the Company's interest rate swap agreements related to notes payable, and the depository account was at an unrealized loss of approximately $740,000 at December 31, 1999 and an unrealized net gain of approximately $2,200,000 at December 31, 1998.

         LIMITATIONS

         Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(9)      PENSION PLAN

         The Company sponsors a defined contribution savings plan for its eligible employees. Under the plan employees can contribute 2% to 12% of their base pay and the Company will contribute up to 3% if the employee contributed at least 3%. The Company contributions vest immediately to the employee. In addition, the plan has a profit sharing component whereby the Company can contribute, to the Plan from 0% to 3% of the employee's base salary based on established profitability criteria for the Company. For the years ended December 31, 1999 and 1998, the expense under the plan was $365,000 and $371,000, respectively.

(10)     CONTINGENCIES

         The Company is involved in various claims and legal actions arising in the ordinary course of business. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management that the ultimate resolution will not have a material impact on the balance sheet or results of operations of the Company.

                            AGRICREDIT ACCEPTANCE LLC

                              Financial Statements

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Agricredit Acceptance LLC:


We have audited the accompanying balance sheets of Agricredit Acceptance LLC as of December 31, 1998 and 1997, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agricredit Acceptance LLC as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                    KPMG LLP





Des Moines, Iowa
January 29, 1999

                            AGRICREDIT ACCEPTANCE LLC

                                 Balance Sheets
                           December 31, 1998 and 1997
                                 (In thousands)

                              ASSETS                         1998             1997
                                                          ---------         --------
Finance receivables, net                                  $ 759,205          679,412
Crop input receivables                                       36,207           51,104
Wholesale notes receivable                                   64,436           25,131
                                                          ---------         --------

                                                            859,848          755,647

Allowance for credit losses                                 (16,142)         (15,688)
                                                          ---------         --------

               Net receivables                              843,706          739,959

Cash and cash equivalents                                     6,161            7,227

Due from AGCO Corporation                                     1,306               --

Due from affiliates                                             298              423

Prepaid expenses and other assets                             4,338            1,634
                                                          ---------         --------

               Total assets                               $ 855,809          749,243
                                                          =========         ========

                          LIABILITIES AND MEMBERS' EQUITY

Liabilities:
    Notes payable and accrued interest                    $ 757,575          648,518
    Accounts payable and accrued liabilities                 11,034           14,159
    Due to AGCO Corporation                                      --           11,904
    Dealer reserves                                           9,508            9,132
                                                          ---------         --------

               Total liabilities                            778,117          683,713
                                                          ---------         --------

Members' equity:
    Members' equity                                          46,843           46,843
    Retained Earnings                                        30,849           18,687
                                                          ---------         --------

               Total members' equity                         77,692           65,530
                                                          ---------         --------

Contingencies

               Total liabilities and members' equity      $ 855,809          749,243
                                                          =========         ========


See accompanying notes to financial statements.

                            AGRICREDIT ACCEPTANCE LLC

                            Statements of Operations

                     Years ended December 31, 1998 and 1997
                                 (In thousands)

                                                                       1998            1997
                                                                    ---------        --------
Interest income:
    Finance and other receivables                                   $  64,996          60,303
    Incentive reimbursements from AGCO Corporation                     18,708          14,666
    Short-term investment and trading securities                        2,997             147
                                                                    ---------        --------

             Total interest income                                     86,701          75,116

Interest expense                                                       43,603          38,837
Dealer volume bonus                                                     1,857           1,863
                                                                    ---------        --------

             Net margin                                                41,241          34,416

Provision for credit losses                                             4,791           6,114
                                                                    ---------        --------

             Net margin after provision for credit losses              36,450          28,302

General and administrative expense                                     13,288          12,233
                                                                    ---------        --------

             Net income                                             $  23,162          16,069
                                                                    =========        ========


See accompanying notes to financial statements.

                            AGRICREDIT ACCEPTANCE LLC

                    Statements of Changes in Members' Equity

                     Years ended December 31, 1998 and 1997
                                 (In thousands)

                                            Members'       Retained
                                            Equity         Earnings           Total
                                           --------        --------         --------
Balance at December 31, 1996               $ 46,843           2,618           49,461

Net income                                       --          16,069           16,069
                                           --------        --------         --------

Balance at December 31, 1997                 46,843          18,687           65,530

Net income                                       --          23,162           23,162

Dividend                                         --         (11,000)         (11,000)
                                           --------        --------         --------

Balance at December 31, 1998               $ 46,843          30,849           77,692
                                           ========        ========         ========


See accompanying notes to financial statements.

                            AGRICREDIT ACCEPTANCE LLC

                            Statements of Cash Flows
                     Years ended December 31, 1998 and 1997
                                 (In thousands)

                                                                                          1998              1997
                                                                                        ---------         --------
Cash flows from operating activities:
    Net income                                                                          $  23,162           16,069
    Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation and amortization                                                         157              154
        Provision for credit losses                                                         4,791            6,114
        Changes in:
           Due to/from affiliates                                                         (13,085)           5,119
           Prepaid expenses and other assets                                               (1,706)            (928)
           Dealer reserves                                                                    376              (78)
           Accrued interest payable                                                        (4,261)           2,186
           Other liabilities                                                               (2,655)           3,001
                                                                                        ---------         --------

             Net cash provided by operating activities                                      6,779           31,637
                                                                                        ---------         --------

Cash flows from investing activities:
    Purchase of fixed assets                                                               (1,155)            (152)
    Finance receivables, wholesale notes and crop input receivables originated           (638,727)        (631,226)
    Principal collected on finance receivables, wholesale
      notes and crop input receivables                                                    530,189          468,186
                                                                                        ---------         --------

             Net cash used in investing activities                                       (109,693)        (163,192)
                                                                                        ---------         --------

Cash flows from financing activities:
    Proceeds from issuance of notes payable                                               258,064          361,152
    Principal payments on notes payable                                                  (145,216)        (231,500)
    Dividend paid                                                                         (11,000)              --
                                                                                        ---------         --------

             Net cash provided by financing activities                                    101,848          129,652
                                                                                        ---------         --------

             Decrease in cash and cash equivalents                                         (1,066)          (1,903)

Cash and cash equivalents at beginning of period                                            7,227            9,130
                                                                                        ---------         --------

Cash and cash equivalents at end of period                                              $   6,161            7,227
                                                                                        =========         ========

Supplemental disclosures of cash flow information-
    Cash paid for interest                                                              $  47,127           36,651
                                                                                        =========         ========

See accompanying notes to financial statements.

                          AGRICREDIT ACCEPTANCE L.L.C.

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS

         The financial statements include the accounts of Agricredit Acceptance LLC (the Company), a limited liability corporation. The Company conducts operations as Agricredit Acceptance Company and its primary businesses are retail financing of agricultural and industrial equipment, wholesale financing of agricultural equipment, and crop input financing throughout the United States. The Company is a joint venture owned 51% by De Lage Landen Finance Inc. (DLL) a wholly owned subsidiary of Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and owned 49% by AGCO Finance Corporation, a wholly owned subsidiary of AGCO Corporation (AGCO).

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimate made by management relates to the Company's allowance for credit losses.

         INTEREST AND FINANCE FEES

         Interest income from the finance receivables, wholesale notes receivable, and crop input receivables is recognized using the effective interest method. Late charges are credited to income when received. Accrual of interest and finance fees is suspended when collection is deemed doubtful. Income is recognized on a cash basis after a receivable is put on non-accrual status.

         ORIGINATION COSTS

         Origination fees are not charged on finance receivables. Direct costs incurred in the origination of finance receivables are deferred and amortized to income over the estimated term of the finance receivables on a straight-line basis, which does not differ materially from the effective interest method. Direct costs of originating wholesale notes receivable and crop input receivables are expensed as incurred, as such costs are not significant.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents for financial reporting purposes include cash and short-term investments with maturities at purchase of three months or less.

         ALLOWANCE FOR CREDIT LOSSES

         The allowance for credit losses is management's estimate of the amount considered adequate to absorb probable losses in the portfolio based on management's evaluation of the current risk characteristics of the receivable portfolio, the fair value of the underlying collateral and prior credit loss experience, as well as the impact of current economic conditions. A provision for credit losses is

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1998 and 1997


         charged to operations based on management's periodic evaluation of these risks. In the opinion of management, the allowance for credit losses is adequate.

         The Company's charge-off policy is based on a specific review for all receivables. Certain receivables are secured by recourse agreements with dealers and manufacturers.

         DEALER RESERVES

         Under certain recourse agreements with dealers, the Company retains a portion of the proceeds of equipment financing transactions. The amounts retained are used to absorb specific losses on the related finance receivables and any unused portion of the dealer reserve is ultimately refundable to the dealer. The total amount retained is limited to a percentage of the outstanding portfolio and the Company pays interest to the dealer at the prime interest rate on amounts retained.

         DERIVATIVE FINANCIAL INSTRUMENTS

         The Company utilizes interest rate swaps as part of an overall interest rate risk management strategy. Interest rate swaps are used principally as a tool to manage the interest sensitivity of the Company's balance sheet. The contracts represent an exchange of interest payment streams based on an agreed-upon notional principal amount with at least one stream based on a specified floating-rate index. The underlying principal balances of the asset or liabilities are not affected. Net settlement amounts are reported as adjustments to interest income or expense, as appropriate.

         Interest rate swaps are subject to credit and market risk. The Company evaluates the risks associated with interest rate swaps in much the same way it evaluates the risks associated with on-balance sheet financial instruments. However, unlike on-balance sheet financial instruments, where the risk of credit loss is represented by the notional value or principal, the risk of credit loss associated with interest rate swaps is generally a small fraction of the notional value. The Company attempts to limit its credit risk by dealing with creditworthy counterparties. Affiliated companies are the counterparties for a substantial portion of the Company's interest rate swap agreements.

         Interest rate swaps which are not hedges of specific assets, liabilities or commitments are accounted for as trading securities. Interest rate swaps accounted for as trading securities are carried at fair value with the changes in market value reflected in the income statement.

         INCOME TAXES

         No tax provision is provided for the Company as the entity is a limited liability corporation whose members are required to include their respective share of profits and losses in their individual income tax returns.

(2)      TRANSACTIONS WITH AFFILIATES

         The accompanying statements of operations reflect interest income from AGCO for incentive reimbursements related to finance receivables with below-market interest rates or interest-waiver periods, which totaled $18,708,000 and $14,666,000 for the years ended December 31, 1998 and 1997, respectively.

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1998 and 1997


         In connection with the origination of certain finance receivables the Company, at the selling dealer's request, pays AGCO directly for the underlying equipment being financed in order to satisfy outstanding obligations between the dealer and AGCO. Such payments for the years ended December 31, 1998 and 1997 totaled $152,830,000 and $144,926,000, net of discounts.

         All amounts due to or from AGCO related to the above transactions are separately stated in the accompanying balance sheets and are generally settled between the Company and AGCO on a current basis.

         The Company has an agreement to provide management services to a DLL affiliated company. The agreement provides for a management fee based upon the affiliated company's number of contracts and dollar amount of receivables outstanding. The fees paid to the Company by the affiliated company totaled $1,425,000 and $1,079,000 for the years ended December 31, 1998 and 1997, respectively. The fees received have been offset against general and administrative expense in the accompanying statements of operations. See note 7 also for affiliated notes payable, interest rate swap agreements, and related interest expense.

(3)      FINANCE RECEIVABLES

         Finance receivables consist of the following at December 31, 1998 and 1997 (in thousands):

                                                            1998              1997
                                                          ---------         --------
               Retail notes                               $ 551,378          505,186
               Sales finance contracts                      342,076          302,731
                                                          ---------         --------
                                                            893,454          807,917

               Unearned interest and discounts             (134,249)        (128,505)
                                                          ---------         --------
                                                          $ 759,205          679,412
                                                          =========         ========

         Interest rates on retail notes and sales finance contracts including affiliated discounts ranged from 9.0% to 13.0% with a weighted average rate of 9.75% at December 31, 1998.

         Non-accrual finance receivables, net of related unearned interest and discounts, totaled $15,911,000 and $5,348,000 at December 31, 1998 and 1997, respectively. The allowance for losses related to these finance receivables was $6,700,000 and $2,119,000 at December 31, 1998 and 1997, respectively. The average amount of non-accrual finance receivables, net of related unearned interest and discounts, for the years ended December 31, 1998 and 1997 were $10,630,000 and $4,124,000, respectively. The accrual of interest and finance fees, which was suspended on these receivables, was $788,000 and $291,000 for the years ended December 31, 1998 and 1997, respectively.

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1998 and 1997

         At December 31, 1998, contractual maturities of gross finance receivables are as follows (in thousands):

                  1999                           $  290,777
                  2000                              283,332
                  2001                              164,069
                  2002                               96,838
                  2003                               47,868
                  Thereafter                         10,570
                                                 ----------
                                                 $  893,454
                                                 ==========

         The Company provides financing for agricultural and industrial equipment to customers throughout the United States; the receivables are secured by the equipment financed and additional property if considered necessary by management. Although the Company has a diversified receivable portfolio, a substantial portion of its debtors' ability to repay their borrowings is dependent upon the agricultural business economic sector. In addition, at December 31, 1998 and 1997, approximately 80% of the net finance receivables relate to the financing of products sold by AGCO dealers and distributors.

         Concentrations of gross finance receivables by type of equipment financed at December 31, 1998 and 1997, (in thousands):

                                                   1998            1997
                                                -----------     ----------
                  Tractor                       $   414,833        352,744
                  Combine                           202,820        189,462
                  Industrial                         30,582         38,342
                  Forestry                           35,994         36,253
                  Other                             209,225        191,116
                                                -----------     ----------
                                                $   893,454        807,917
                                                ===========     ==========

(4)      CROP INPUT RECEIVABLES

         Agreements have been entered into with certain distributors of crop protection products, fertilizer, and seed to provide financing for their customers (the producers). The financing is offered in a discretionary operating line of credit to be utilized by the producers to fund agricultural operating expenses associated with crop production (crop input receivables). These crop input receivables generally have a maturity of one year or less, with variable interest rates at the prime rate plus .25% to 3%. The crop input receivables are collateralized by obtaining a first security interest in all crops, government payments and crop insurance. Additional collateral is obtained if considered necessary by management. The Company is indemnified for certain loans that are with full recourse back to the distributor which has sole responsibility for all collection activity and associated costs.

(5)      WHOLESALE NOTES RECEIVABLE

         Agreements have been entered into with certain manufacturers of agricultural and industrial equipment to provide financing for the manufacturers' qualified distributors and dealers. These wholesale notes

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1998 and 1997

         receivable are generally for terms of less than one year, with interest at the prime rate plus 2.5% to 3.25%, secured by both the underlying equipment and a manufacturers' holdback, and contain certain recourse provisions back to the manufacturers. Manufacturers' holdbacks are available to absorb specific losses and any unused portion of the holdback is ultimately refundable to the manufacturer. Manufacturers' holdbacks which have been reflected as offsets against the related wholesale notes receivable totaled $741,000 and $831,000 at December 31, 1998 and 1997, respectively.

(6)      ALLOWANCE FOR CREDIT LOSSES

         The following is a summary of the activity in the allowance for credit losses on finance and other receivables for the years ended December 31, 1998 and 1997, (in thousands):

                                                             1998          1997
                                                           --------      --------
                  Balance at beginning of period           $ 15,688        11,709
                  Provision for credit losses                 4,791         6,114
                  Charge-offs                                (5,015)       (2,607)
                  Recoveries                                    678           472
                                                           --------      --------

                  Balance at end of period                 $ 16,142        15,688
                                                           ========      ========

(7)      NOTES PAYABLE

         Under a revolving credit agreement with Rabobank Nederland, the parent of DLL, dated November 1, 1996 (the Credit Agreement), the Company can borrow a maximum of $1,000,000,000. The commitment under the Credit Agreement is reduced by 105% of the outstanding borrowings of its sister company, Agricredit Acceptance Canada, Ltd., up to $100,000,000 Canadian dollars. The notes funded under the Credit Agreement at December 31, 1998, have maturities ranging from 1 to 36 months. The interest rate on the notes is established, subject to the terms of the note, at the lender's base lending rate (based on LIBOR) plus .10%. Interest rates on the notes payable outstanding at December 31, 1998, ranged from 5.17734% to 6.73%, with a weighted-average interest rate of 5.7268%. The Credit Agreement contains certain financial covenants that the Company must maintain, including minimum specified net worth and borrowing base requirements. As of December 31, 1998 and 1997, $755,000,000 and $642,152,000, respectively, was outstanding under the Credit Agreement and unused commitment was $215,786,000 and $328,900,000, respectively, reduced for the borrowings of Agricredit Acceptance Canada Ltd.

         Of the total outstanding borrowings, $755,000,000 was funded by De Lage Landen Ireland Company (DLL Ireland). The Credit Agreement expired on December 31, 1996; however, the Credit Agreement allows for automatic extension for an additional thirty day periods unless Rabobank Nederland in its sole discretion elects not to grant such extension. The notes payable under the Credit Agreement are secured by the finance receivables, wholesale notes receivable, and crop input receivables.

         The Company has entered into interest rate swap agreements with Rabo Capital Services (an affiliated Company) and DLL Ireland on portions of its short-term borrowings. The swap agreements require the payment of fixed rates and receipt of floating rates of interest based on LIBOR. The Company enters into the swap agreements in order to more closely match the interest rates and maturities of the borrowings to those of the receivables being funded. The differential to be paid or received on the swap agreements is recognized as an adjustment to interest expense. At December 31, 1998, the total

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1998 and 1997

         notional principal amounts of the agreements were $601 million paying fixed rates ranging from 4.43% to 6.67% and with notional principal amounts of $232.2 million, $254.5 million, $74.8 million, $33.5 million and $6 million terminating in 1999, 2000, 2001, 2002, and 2003, respectively. For the years ended December 31, 1998 and 1997, the swaps increased the Company's interest expense by $3,098,000 and $1,741,000, respectively. The interest expense resulted from the Company exchanging its short term borrowing rate to approximately a two year borrowing rate to better match the maturity of the fixed rate notes receivable.

         As part of the interest rate risk management policy, the Company has entered into certain interest rate swap agreements which are not hedges of specific assets, liabilities, or commitments. These interest rate swaps are accounted for as trading securities. The Company has entered into four swaps in which the Company pays a fixed rate of interest based on a maturity length from five to ten years. As of December 31, 1998 and 1997, the total notional principal amount of these swaps was $101 and $80 million, respectively, and the fixed interest rates on the swaps ranged from 5.83% to 6.43%. As of December 31, 1998 and 1997, the net gain on these swaps was $2,200,000 and $429,000, respectively. The net interest income for the years ended December 31, 1998 and 1997 was $735,000 and $137,000, respectively.

         The following is a summary of aggregate annual maturities of notes payable and accrued interest payable on notes payable and interest rate swap agreements at December 31, 1998, (in thousands):

                  Notes payable in 1999                                    $  755,000

                  Accrued interest payable on notes payable
                     and interest rate swap agreements                          2,575
                                                                           ----------

                                                                           $  757,575
                                                                           ==========

(8)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         In determining the estimated fair values of the Company's financial instruments, the estimates, methods, and assumptions utilized are as follows:

         1 Cash and Cash Equivalents - The carrying amount for cash and cash equivalents approximates the fair value because of the short-term nature of the instruments.

         2 Finance Receivables - The fair value of finance receivables is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the portfolio. The estimated maturity is based on historical experience with repayments, modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming finance receivables is considered in assessing the credit risk inherent in the fair value estimate. At December 31, 1998 and 1997, the Company estimated the fair value of its net finance receivable portfolio to be approximately $767,457,000 and $687,115,000, respectively.

         3 Crop Input Receivables, Wholesale Notes Receivable, and Dealer Reserves - The carrying

                            AGRICREDIT ACCEPTANCE LLC

                          Notes to Financial Statements

                           December 31, 1998 and 1997

         amount for crop input receivables, wholesale notes receivable, and dealer reserves approximates fair value as interest on the obligations is at a variable rate and due to the short-term nature of the instruments.

         4 Notes Payable - Rates currently available for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. At December 31, 1998 and 1997, the Company estimated the fair value of notes payable (including accrued interest payable) to be approximately $755,207,000 and $642,653,000, respectively.

         5 Interest Rate Swaps - The estimated fair value of the Company's interest rate swap agreements related to notes payable was at an unrealized loss of approximately $6,720,000 and $2,070,000 at December 31, 1998 and 1997, respectively. The interest rate swaps accounted for as trading securities were valued at a net gain of $2,200,000 and $429,000 at December 31, 1998 and 1997, respectively.


         LIMITATIONS

         Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(9)      PENSION PLAN

         The Company sponsors a defined contribution savings plan for its eligible employees. Under the plan employees can contribute 2% to 12% of their base pay and the Company will match 100% of the first 3%. The Company contributions vest immediately to the employee. In addition, the plan has a profit sharing component whereby the Company can contribute, to the Plan from 0% to 3% of the employee's base salary based on established profitability criteria for the Company. For the years ended December 31, 1998 and 1997, the expense under the plan was $371,000 and $319,000, respectively.

(10)     CONTINGENCIES

         The Company is involved in various claims and legal actions arising in the ordinary course of business. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management that the ultimate resolution will not have a material impact on the balance sheet or results of operations of the Company.


12